07028119

November 14, 2007

COURIER

SUPPL

SEC MAIL RECEIVED NOV 1 3 2007 WASH, D.C. 185

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

Dear Sirs or Mesdames: Lindsey Morden Group

Re: ~~Cunningham Lindsey Group Inc~~ – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Corporation's interim report to shareholders for the period ended September 30, 2007 and the certification of interim filings by each of the Chief Executive Officer and the Chief Financial Officer, all of which have been filed with Canadian securities commissions and/or furnished to securityholders.

Please call me at (416) 596-8020 with any questions.

Yours truly,
Cunningham Lindsey Group Inc.

By: ____________________
Paula Sawyers
Associate General Counsel

dw 11/20

November 15, 2007

COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Corporation's meeting materials for a special meeting of shareholders to be held on December 14, 2007 and a related press release announcing the meeting date, all of which have been filed with Canadian securities commissions and/or furnished to securityholders.

Please call me at (416) 596-8020 with any questions.

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________
Paula Sawyers
Associate General Counsel

Encl.

Cunningham Lindsey Group Inc. files notice of special meeting and management proxy circular

TORONTO, November 15, 2007 - Cunningham Lindsey Group Inc. (TSX: LIN) ("Cunningham Lindsey") has filed with the Canadian securities regulatory authorities the notice of the special meeting and management proxy circular in connection with the previously announced special meeting at which shareholders will be asked to consider, and if deemed appropriate, approve a going-private transaction pursuant to which Fairfax Financial Holdings Limited will acquire all of the outstanding subordinate voting shares of Cunningham Lindsey it does not already own for C$3.20 per share in cash, all as more fully described in the meeting materials.

The special meeting of shareholders will be held in Toronto at 10:00 a.m. local time on Friday, December 14, 2007 at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario. Shareholders as of the close of business on November 9, 2007, the record date for the special meeting, are being sent the meeting materials and will be entitled to vote at the special meeting.

Shareholders are urged to carefully read the information circular which contains important information regarding the special meeting and the proposed transaction. Shareholders may obtain a copy of the proxy circular (when available) on the Canadian securities regulatory authorities' SEDAR website at www.sedar.com. The proxy circular is being mailed to shareholders in accordance with applicable securities laws.

About Cunningham Lindsey

Cunningham Lindsey Group is one of the leading insurance loss-adjusting groups worldwide. Through its operating subsidiaries, Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. It has a global network of approximately 4,000 professionals located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Beyond its core loss adjusting services, Cunningham Lindsey Group provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services as well as claims appraisal training and education courses in the United States.

For further information, please contact Jan Christiansen, President and Chief Executive Officer, Cunningham Lindsey Group Inc. at (847) 517-3300 Ext. 3333.

CUNNINGHAM LINDSEY GROUP INC.

70 University Avenue, Suite 1000
Toronto, Ontario
M5J 2M4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of multiple voting shares and subordinate voting shares of Cunningham Lindsey Group Inc. (the "**Corporation**") will be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, for the following purposes:

1. to consider and, if deemed appropriate, to adopt, with or without amendment, the special resolution ("**Special Resolution**") in the form attached as Appendix A to the Management Proxy Circular accompanying this Notice (the "**Circular**") approving the amalgamation (the "**Amalgamation**"), pursuant to Section 181 of the *Canada Business Corporations Act* (the "**CBCA**"), of the Corporation with Cunningham Lindsey Canada Limited ("**CLCL**"), a wholly-owned subsidiary of the Corporation, and 6851207 Canada Limited ("**Subco**"), a wholly-owned subsidiary of Fairfax Financial Holdings Limited ("**Fairfax**"), and the subsequent redemption of the redeemable preferred shares of the amalgamated corporation (together with the Amalgamation, the "**Going Private Transaction**"), substantially upon the terms and conditions set forth in the amalgamation agreement to be entered into between the Corporation, Fairfax, CLCL and Subco, attached as Appendix B to the Circular, pursuant to which each issued and outstanding subordinate voting share of the Corporation (each a "**Subordinate Voting Share**"), other than those held by Dissenting Shareholders (as defined in the Circular) and Fairfax and its affiliates, will be exchanged (by way of one redeemable preferred share of the amalgamated corporation) for $3.20 in cash; and

2. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice of Meeting are: (1) the Circular; (2) an Instrument of Proxy; and (3) the Letter of Transmittal (each as defined in the Circular) sent to registered Shareholders.

In order for the Special Resolution to be effective, the approval of not less than 66⅔% of the votes cast by holders of Subordinate Voting Shares and multiple voting shares in the capital of the Corporation present in person or represented by proxy at the Meeting, each voting separately as a class, must be obtained. Furthermore, pursuant to the Related Party Rules (as defined in the Circular), the Special Resolution must be approved by simple majority of the votes cast by the holders of Subordinate Voting Shares other than (i) Fairfax, its directors and senior officers, (ii) senior officers and other members of management of the Corporation who will invest in equity securities of Holdco (as defined in the Circular), and (iii) any related party of, or person acting jointly or in concert with, the foregoing.

The board of directors of the Corporation (the "Board") has established the date of record for the Meeting as the close of business on November 9, 2007 (the "Record Date"). Only Shareholders of record as of the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof either in person or by proxy.

If you are a *non-registered Shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. The time deadlines established by your intermediary for return of voting instructions may be in advance of the proxy deadline set out below and you are urged to follow the direction of your broker or other intermediary as to the delivery instructions and time deadlines for your voting instructions.

If you are a *registered Shareholder* of the Corporation and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to CIBC Mellon Trust Company ("**CIBC Mellon**"), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax) 416-368-2502. In order to be valid, a proxy must be mailed or faxed to CIBC Mellon so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

In order to receive the cash that you are entitled to upon the completion of the Going Private Transaction, you must complete and sign the enclosed Letter of Transmittal (printed on yellow paper) and return it, together with your Subordinate Voting Share certificate(s) and any other required documents and instruments, to CIBC Mellon in accordance with the procedure set out in the Letter of Transmittal. If the Going Private Transaction is not completed, share certificate(s) sent to CIBC Mellon will be returned to you.

Pursuant to Section 190 of the CBCA, a registered Shareholder may dissent in respect of the Special Resolution. If the Special Resolution is approved and the Going Private Transaction is completed, Dissenting Shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Subordinate Voting Shares. This right is summarized in Appendix D to the Circular and the text of Section 190 of the CBCA is set forth in Appendix E to the Circular. Failure to adhere strictly with the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.

DATED at Toronto this 14th day of November, 2007.

By Order of the Board of Directors

Jan Christiansen
(signed)

President and Chief Executive Officer

Cunningham Lindsey

CUNNINGHAM LINDSEY GROUP INC.

November 14, 2007
To the Shareholders of Cunningham Lindsey Group Inc.

Dear Shareholders,

On behalf of the board of directors (the "**Board**") of Cunningham Lindsey Group Inc. (the "**Corporation**"), I invite you to a special meeting (the "**Meeting**") of the Corporation's shareholders to be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

The purpose of the meeting will be to ask shareholders to approve a proposed "going private transaction" (the "**Going Private Transaction**"), which will result in the Corporation becoming a wholly-owned subsidiary of our parent company, Fairfax Financial Holdings Limited ("**Fairfax**"). The Going Private Transaction will be effected by way of an amalgamation of the Corporation with Cunningham Lindsey Canada Limited, a wholly-owned subsidiary of the Corporation, and 6851207 Canada Limited, a wholly-owned subsidiary of Fairfax. Pursuant to the Going Private Transaction, shareholders will ultimately receive $3.20 in cash for each subordinate voting share of the Corporation (each a "**Subordinate Voting Share**"). If shareholders vote to approve the Going Private Transaction, it is anticipated that the Going Private Transaction will become effective very shortly thereafter.

The attached management proxy circular (the "**Circular**") sets forth information regarding (i) the process that culminated in the Corporation's agreement to the Going Private Transaction; (ii) the terms of the proposed Going Private Transaction; and (iii) the Meeting. The Circular also requests your approval of the Going Private Transaction. You may wish to consult a tax or other financial advisor to assist you in considering the Going Private Transaction.

As described in greater detail in the Circular, a special committee (the "**Special Committee**") of the Board was appointed to consider the Going Private Transaction and unanimously recommended that the Board approve the Going Private Transaction. After careful consideration, the Board has determined that the Going Private Transaction is in the best interests of the Corporation and unanimously recommends you vote FOR the special resolution approving the Going Private Transaction. The Special Committee's financial advisor, Crosbie & Company Inc., has also provided an opinion that the consideration payable in the Going Private Transaction is fair, from a financial point of view, to the holders of the Subordinate Voting Shares other than Fairfax and its affiliates.

We encourage you to read the materials in this Circular carefully. Your vote is important. Please take the time to vote your shares or arrange for them to be voted in accordance with the instructions contained in the Circular. If you are unable to attend the Meeting, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded.

On behalf of the Board and management, I thank you for your support over the years.

Yours truly,
(signed) *"Jan Christiansen"*
President and Chief Executive Officer of Cunningham Lindsey Group Inc.

The Instructions accompanying this Letter of Transmittal and the instructions contained in the Management Proxy Circular of Cunningham Lindsey Group Inc. dated November 14, 2007 should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL FOR SUBORDINATE VOTING SHARES OF CUNNINGHAM LINDSEY GROUP INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Subordinate Voting Shares (the "**Share Certificates**") of Cunningham Lindsey Group Inc. ("**CLGI**" or the "**Company**") that are surrendered pursuant to the amalgamation agreement (the "**Amalgamation Agreement**") between CLGI, Cunningham Lindsey Canada Limited ("**CLCL**") and 6851207 Canada Limited ("**Subco**") and Fairfax Financial Holdings Limited providing for the amalgamation of CLGI, CLCL and Subco (the "**Amalgamation**"). The Amalgamation Agreement is attached as Appendix "B" to the management proxy circular of CLGI (the "**Circular**") dated November 14, 2007. Prior to the Amalgamation, such Share Certificates represent Subordinate Voting Shares of CLGI. Following the Amalgamation, such Share Certificates will represent the same number of Amalco Redeemable Preferred Shares (as such term is defined in the Circular), except as otherwise set forth in the Circular. In either case, such shares are referred to in this Letter of Transmittal as the "Shares".

A detailed description of the Amalgamation is contained in the Circular mailed to CLGI shareholders in connection with the special meeting of the shareholders of CLGI to take place on Friday, December 14, 2007. You may also request a paper copy free of charge by contacting CIBC Mellon Trust Company (the "**Depositary**") at the address and telephone number set out at the end of this letter.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Amalgamation Agreement and Circular have the meanings set out in the Amalgamation Agreement and Circular.

TO: CUNNINGHAM LINDSEY GROUP INC.
AND TO: CUNNINGHAM LINDSEY CANADA LIMITED
AND TO: 6851207 CANADA LIMITED
AND TO: CIBC MELLON TRUST COMPANY at its offices set out herein.

The undersigned represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign, transfer and surrender the Shares represented by the Share Certificate(s) described below and delivered herewith and that the undersigned has good title to the Shares represented by the Share Certificate(s) described below free from all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of any other person together with all rights and benefits arising therefrom.

The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Surrendered
	TOTAL:	

(*If space is insufficient, please attach a list to this Letter of Transmittal in the above form*)

The above-listed Share Certificate(s) are hereby delivered to you in connection with the automatic redemption of redeemable preferred shares of the corporation resulting from the Going Private Transaction. The undersigned authorizes and directs the Depositary to issue the cheque(s) for the Redemption Price to which the undersigned is entitled in respect of the redeemable preferred shares issuable in exchange for Subordinate Voting Shares represented by the above-listed Share Certificate(s) pursuant to the Amalgamation Agreement and to mail the cheque(s) to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by CLGI.

In order to receive the Redemption Price, Shareholders (other than as set forth in the Circular) must duly complete, execute and deliver to the Depositary this Letter of Transmittal together with the Share Certificate(s) and such other additional documents as are set out in the instructions below. If the Amalgamation is not completed, Share Certificate(s) delivered hereunder and all other ancillary documents will be returned to the undersigned in accordance with the instructions given below.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced hereby as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné est présumé avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS ☐ ISSUE A CHEQUE in the name of the undersigned and SEND THE CHEQUE to the following address: *(please print or type)*
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)
(Tax Identification, Social Insurance or Social Security Number, if any; U.S. residents/citizens must provide their Taxpayer Identification Number)

BOX B PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX C TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
Indicate whether you are a resident of Canada for tax purposes: ☐ The owner signing above represents that it is a resident of Canada for tax purposes; <u>OR</u> ☐ The owner signing above represents that it is not a resident of Canada for tax purposes.

BOX D

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "A" that is located within the United States or any territory or possession thereof, or (B) a United States Holder (as defined in Section 10 of the instructions attached hereto).

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder that, in either case, is a United States Holder, then in order to avoid backup withholding you must complete the Internal Revenue Service Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require an Internal Revenue Service Form W-8 (for non-U.S. persons), please contact the Depositary.

BOX E

TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by (if required under Instruction 3):	Date ______________________ 2007
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – See Instruction 4
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder, if any (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
	Daytime telephone number of Shareholder or Authorized Representative
	Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b) This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof), together with accompanying certificates representing the Shares, must be sent to the Depositary at any of the offices specified below.

(c) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. CLGI recommends that the necessary documentation be hand delivered to the Depositary, at any of their offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in surrendering those Shares. CLGI reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity in any Letter of Transmittal received by it.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such surrendered certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner:

(i) such surrendered certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares, or if the payment is to be made in the name other than the registered owner(s) or if Shares are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of CLGI, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the

United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States.

4. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. CLGI or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. **Payment and Delivery Instructions**

In all cases, either Box "A" or Box "B" should be completed. If those boxes are not completed, the cheque for the Shares or the certificate(s) in respect of the Shares (if the Amalgamation is not completed) will be mailed to the Shareholder at the address of the Shareholder as it appears on the share register maintained by CLGI.

6. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent surrenders of Share Certificate(s) will be accepted and no fractional Shares will be purchased. All Shareholders surrendering the Share Certificates by execution of this Letter of Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of the Shares for payment.

(d) All questions as to the validity, form, eligibility, timely receipt and acceptance of any Shares surrendered pursuant to this Letter of Transmittal will be determined by the Company in its sole judgment. The Company reserves the absolute right to reject any and all surrenders of Share Certificate(s) that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. None of the Company, the Depositary nor any other person shall be required to give notice of any defects or irregularities in any surrender of Share Certificate(s) and no liability shall be incurred by any of them for failure to give such notice.

(e) Additional copies of the Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below.

(f) Any questions should be directed to the Depositary by telephone at (416) 643-5500, or toll free at 1-800-387-0825 or by email inquiries@cibcmellon.com

7. **Lost Certificates**

If a Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a Share Certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary for the Shares may contact you.

8. Return of Certificates

If the Amalgamation does not proceed for any reason, any Share Certificate(s) received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box "A" or Box "B".

9. Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this information to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, or by writing to us at the address indicated below. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

10. United States Holders and Form W-9

To ensure compliance with Treasury Department Circular 230, you are hereby notified that any discussion of tax issues in this Letter of Transmittal was written in connection with the promotion and marketing of the transactions described in this Letter of Transmittal. Such discussion is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each shareholder should seek advice based on its particular circumstances from an independent tax advisor.

United States federal income tax law generally requires that a United States Holder (as defined below) who receives cash in exchange for Shares provide the Depositary with such holder's correct Taxpayer Identification Number ("**TIN**") which, in the case of a United States Holder of Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the "**IRS**") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

To prevent backup withholding, each U.S. Shareholder that is a United States Holder must either (a) provide his correct TIN by completing and signing IRS Form W-9, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien) or (b) provide an adequate basis for exemption.

The TIN provided must match the name given on Form W-9 to avoid backup withholding.

For purposes of these instructions, a "United States Holder" is (1) a citizen or individual resident of the United States, (2) a corporation (including an entity taxable as a corporation) or partnership (including an entity taxable as a partnership) created under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income tax regardless of its source or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States

persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. Shareholder that is not a United States Holder may qualify as an exempt recipient by submitting the applicable IRS Form W-8, properly completed and signed under penalty of perjury, attesting to the holder's exempt status. If you require an IRS Form W-8, please contact the Depositary. IRS Forms W- 8 are also available from the IRS at www.irs.gov. Please consult your accountant or tax advisor for further guidance as to the applicable IRS Form W-8 to complete and return to claim exemption from backup withholding.

A UNITED STATES HOLDER WHO FAILS TO PROPERLY COMPLETE FORM W-9 ATTACHED HERETO OR PROVIDE AN ADEQUATE BASIS FOR EXEMPTION MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS. BACKUP WITHHOLDING IS NOT AN ADDITIONAL UNITED STATES FEDERAL INCOME TAX. RATHER, THE UNITED STATES FEDERAL INCOME TAX LIABILITY OF ANY PERSON SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD.

IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING THE APPROPRIATE TAX RETURNS WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

The Depositary is: **CIBC MELLON TRUST COMPANY**

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ▶ ....
☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). Check the "Limited liability company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line.

For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 7[2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited liability company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see *Exempt Payee* on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Disregarded entity not owned by an individual	The owner
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.consumer.gov/idtheft* or 1-877-IDTHEFT(438-4338).

Visit the IRS website at *www.irs.gov* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

CUNNINGHAM LINDSEY GROUP INC.
PROXY

Special Meeting of the Shareholders of
Cunningham Lindsey Group Inc.
to be held on December 14, 2007

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF CUNNINGHAM LINDSEY GROUP INC.

The undersigned holder ("**Shareholder**") of subordinate voting shares ("**Shares**") of Cunningham Lindsey Group Inc. (the "**Corporation**") hereby appoints. Anthony F. Griffiths, Chair, or failing him, Jan Christiansen, President and Chief Executive Officer of the Corporation, or instead of either of them ______________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned **at the special meeting of Shareholders to be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) (the "Meeting") and at any adjournments or postponements thereof,** upon the following matters:

(1) VOTE FOR ☐ VOTE AGAINST ☐ **or, if no specification is made, VOTE FOR** the special resolution (the "**Special Resolution**") in the form annexed as Appendix A to the accompanying management proxy circular of the Corporation (the "**Circular**") approving the amalgamation (the "**Amalgamation**"), pursuant to Section 181 of the *Canada Business Corporations Act*, of the Corporation with Cunningham Lindsey Canada Limited ("**CLCL**"), a wholly-owned subsidiary of the Corporation, and 6851207 Canada Limited ("**Subco**"), a wholly-owned subsidiary of Fairfax Financial Holdings Limited ("**Fairfax**"), and the subsequent redemption of the redeemable preferred shares of the amalgamated corporation (together with the Amalgamation, the "**Going Private Transaction**"), substantially upon the terms and conditions set forth in the amalgamation agreement between the Corporation, Fairfax, CLCL and Subco attached as Appendix B to the Circular, pursuant to which each issued and outstanding Share, other than those held by Dissenting Shareholders (as defined in the Circular) and Fairfax and its affiliates, will be exchanged (by way of one redeemable preferred share of the amalgamated corporation) for $3.20 in cash, all as more particularly described in the Circular, and any amendments or variations to the special resolution that may come before the meeting; and

(2) such other business as may properly come before the Meeting.

Dated this _______ day of ________________________, 2007

____
Number of Shares

____
Name of Shareholder – Please print clearly and ensure name exactly matches shares' registration

____
Signature of Shareholder – Please sign exactly as shares are registered

NOTES:

(1) Section 190 of the *Canada Business Corporations Act* (the "CBCA") entitles registered holders of the Shares to dissent from the Special Resolution approving the Going Private Transaction. A Shareholder may only exercise the right to dissent under Section 190 of the CBCA in respect of Shares which are registered in that Shareholder's name. Shareholders, including non-registered Shareholders, who wish to dissent should carefully review the section entitled "Dissenting Shareholders Rights" in, and Appendices D and E to, the Circular which accompanies this proxy. The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

(2) The individuals named on this form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. **You have the right to appoint a person to represent you at the Meeting other than the management representatives designated in this proxy.** Such right may be exercised by striking out the names of the management representatives and inserting in the space provided the name of the other person that you wish to appoint. Such other person need not be a shareholder of the Corporation.

(3) The Shares represented by this proxy will be voted FOR or AGAINST the Special Resolution in accordance with the instructions of the Shareholder as indicated in this proxy. **In the absence of instructions, the Shares represented by this proxy will be voted by the management representatives FOR the Special Resolution.**

(4) To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company by facsimile to (416) 368-2502, or by mail either (a) in the enclosed postage prepaid return envelope or (b) at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or delivered in person at 320 Bay Street, Banking Hall, Toronto, Ontario, so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007, or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

(5) If an individual, please sign exactly as your Shares are registered.

If the Shareholder is a company, this proxy must be executed by a duly authorized officer or attorney of the Shareholder and, if the company has a corporate seal, its corporate seal should be affixed.

If Shares are registered in the name of an executor, administrator or trustee, please sign exactly as the Shares are registered. If the Shares are registered in the name of the deceased or other Shareholder, the Shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Shareholder must be attached to this proxy.

In many cases, Shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depositary (such as CDS Clearing and Depository Services Inc.). Non-Registered Holders should, in particular, review the sections entitled "SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS" and "Non-Registered Owners" in the accompanying Circular and carefully follow the instructions of their intermediaries.

All Shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(6) If a Share is held by two or more persons, any one of them present or represented by proxy at a meeting of Shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the Share so held.

(7) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation to the Shareholder.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor.

Cunningham Lindsey

NOTICE OF SPECIAL MEETING

TO BE HELD ON DECEMBER 14, 2007

and

MANAGEMENT PROXY CIRCULAR

Concerning a special meeting to approve the proposed amalgamation of

Cunningham Lindsey Group Inc.

and

Cunningham Lindsey Canada Limited

and

6851207 Canada Limited,
a wholly-owned subsidiary of
Fairfax Financial Holdings Limited

November 14, 2007

Cunningham Lindsey

CUNNINGHAM LINDSEY GROUP INC.

November 14, 2007
To the Shareholders of Cunningham Lindsey Group Inc.

Dear Shareholders,

On behalf of the board of directors (the "**Board**") of Cunningham Lindsey Group Inc. (the "**Corporation**"), I invite you to a special meeting (the "**Meeting**") of the Corporation's shareholders to be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

The purpose of the meeting will be to ask shareholders to approve a proposed "going private transaction" (the "**Going Private Transaction**"), which will result in the Corporation becoming a wholly-owned subsidiary of our parent company, Fairfax Financial Holdings Limited ("**Fairfax**"). The Going Private Transaction will be effected by way of an amalgamation of the Corporation with Cunningham Lindsey Canada Limited, a wholly-owned subsidiary of the Corporation, and 6851207 Canada Limited, a wholly-owned subsidiary of Fairfax. Pursuant to the Going Private Transaction, shareholders will ultimately receive $3.20 in cash for each subordinate voting share of the Corporation (each a "**Subordinate Voting Share**"). If shareholders vote to approve the Going Private Transaction, it is anticipated that the Going Private Transaction will become effective very shortly thereafter.

The attached management proxy circular (the "**Circular**") sets forth information regarding (i) the process that culminated in the Corporation's agreement to the Going Private Transaction; (ii) the terms of the proposed Going Private Transaction; and (iii) the Meeting. The Circular also requests your approval of the Going Private Transaction. You may wish to consult a tax or other financial advisor to assist you in considering the Going Private Transaction.

As described in greater detail in the Circular, a special committee (the "**Special Committee**") of the Board was appointed to consider the Going Private Transaction and unanimously recommended that the Board approve the Going Private Transaction. After careful consideration, the Board has determined that the Going Private Transaction is in the best interests of the Corporation and unanimously recommends you vote FOR the special resolution approving the Going Private Transaction. The Special Committee's financial advisor, Crosbie & Company Inc., has also provided an opinion that the consideration payable in the Going Private Transaction is fair, from a financial point of view, to the holders of the Subordinate Voting Shares other than Fairfax and its affiliates.

We encourage you to read the materials in this Circular carefully. Your vote is important. Please take the time to vote your shares or arrange for them to be voted in accordance with the instructions contained in the Circular. If you are unable to attend the Meeting, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded.

On behalf of the Board and management, I thank you for your support over the years.

Yours truly,
(signed) *"Jan Christiansen"*
President and Chief Executive Officer of Cunningham Lindsey Group Inc.

CUNNINGHAM LINDSEY GROUP INC.

70 University Avenue, Suite 1000
Toronto, Ontario
M5J 2M4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of multiple voting shares and subordinate voting shares of Cunningham Lindsey Group Inc. (the "**Corporation**") will be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, for the following purposes:

1. to consider and, if deemed appropriate, to adopt, with or without amendment, the special resolution ("**Special Resolution**") in the form attached as Appendix A to the Management Proxy Circular accompanying this Notice (the "**Circular**") approving the amalgamation (the "**Amalgamation**"), pursuant to Section 181 of the *Canada Business Corporations Act* (the "**CBCA**"), of the Corporation with Cunningham Lindsey Canada Limited ("**CLCL**"), a wholly-owned subsidiary of the Corporation, and 6851207 Canada Limited ("**Subco**"), a wholly-owned subsidiary of Fairfax Financial Holdings Limited ("**Fairfax**"), and the subsequent redemption of the redeemable preferred shares of the amalgamated corporation (together with the Amalgamation, the "**Going Private Transaction**"), substantially upon the terms and conditions set forth in the amalgamation agreement to be entered into between the Corporation, Fairfax, CLCL and Subco, attached as Appendix B to the Circular, pursuant to which each issued and outstanding subordinate voting share of the Corporation (each a "**Subordinate Voting Share**"), other than those held by Dissenting Shareholders (as defined in the Circular) and Fairfax and its affiliates, will be exchanged (by way of one redeemable preferred share of the amalgamated corporation) for $3.20 in cash; and

2. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice of Meeting are: (1) the Circular; (2) an Instrument of Proxy; and (3) the Letter of Transmittal (each as defined in the Circular) sent to registered Shareholders.

In order for the Special Resolution to be effective, the approval of not less than 66⅔% of the votes cast by holders of Subordinate Voting Shares and multiple voting shares in the capital of the Corporation present in person or represented by proxy at the Meeting, each voting separately as a class, must be obtained. Furthermore, pursuant to the Related Party Rules (as defined in the Circular), the Special Resolution must be approved by simple majority of the votes cast by the holders of Subordinate Voting Shares other than (i) Fairfax, its directors and senior officers, (ii) senior officers and other members of management of the Corporation who will invest in equity securities of Holdco (as defined in the Circular), and (iii) any related party of, or person acting jointly or in concert with, the foregoing.

The board of directors of the Corporation (the "Board") has established the date of record for the Meeting as the close of business on November 9, 2007 (the "Record Date"). Only Shareholders of record as of the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof either in person or by proxy.

If you are a *non-registered Shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. The time deadlines established by your intermediary for return of voting instructions may be in advance of the proxy deadline set out below and you are urged to follow the direction of your broker or other intermediary as to the delivery instructions and time deadlines for your voting instructions.

If you are a *registered Shareholder* of the Corporation and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to CIBC Mellon Trust Company ("**CIBC Mellon**"), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax) 416-368-2502. In order to be valid, a proxy must be mailed or faxed to CIBC Mellon so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

In order to receive the cash that you are entitled to upon the completion of the Going Private Transaction, you must complete and sign the enclosed Letter of Transmittal (printed on yellow paper) and return it, together with your Subordinate Voting Share certificate(s) and any other required documents and instruments, to CIBC Mellon in accordance with the procedure set out in the Letter of Transmittal. If the Going Private Transaction is not completed, share certificate(s) sent to CIBC Mellon will be returned to you.

Pursuant to Section 190 of the CBCA, a registered Shareholder may dissent in respect of the Special Resolution. If the Special Resolution is approved and the Going Private Transaction is completed, Dissenting Shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Subordinate Voting Shares. This right is summarized in Appendix D to the Circular and the text of Section 190 of the CBCA is set forth in Appendix E to the Circular. Failure to adhere strictly with the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.

DATED at Toronto this 14th day of November, 2007.

By Order of the Board of Directors

Jan Christiansen
(signed)

President and Chief Executive Officer

TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR

The Going Private Transaction has been neither approved nor disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Going Private Transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Forward-Looking Statements

References in this Circular to "Cunningham Lindsey", the "Corporation", "we", "us" and "our" refer to Cunningham Lindsey Group Inc. and, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries.

All statements included in this Circular that address our future plans, intentions, levels of activity, results, performance, goals, objectives or achievements or other future events constitute forward-looking statements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following:

- we have substantial debt;
- stable weather conditions could have a material adverse effect on our business, financial condition and results of operations;
- general insurance market conditions could have a material adverse effect on our business, financial condition and results of operations;
- consolidation in the insurance industry could reduce our potential customers if claims adjusting activities are brought in-house;
- we may be adversely affected by foreign currency fluctuations;
- the loss of key personnel could adversely affect the quality and profitability of our business;
- we operate in a highly competitive environment;
- the loss of a key customer could have a material adverse effect on our business, financial condition or results of operations;
- our business is subject to various government regulations;
- legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on our business, financial condition or results of operations;
- we are a holding company, and we may not have access to the cash that is needed to meet our financial obligations;
- we may be unable to collect accounts receivable;
- actual results could differ materially from critical accounting estimates;
- our controlling shareholder may substantially influence our direction and operations;

- our outstanding debt may discourage a change of control;
- the consummation of the Going Private Transaction is subject to the satisfaction of certain conditions, including the approval by shareholders;
- there is a risk of the occurrence of an event, change or other circumstance that could give rise to the termination of the Subscription Agreement providing for the Going Private Transaction;
- the consummation of the Going Private Transaction may be delayed;
- the Going Private Transaction might not be completed for any other reason; and
- there are risks relating to the amount of the costs, fees and expenses related to the Going Private Transaction.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible to predict all such risks. We have no obligation and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Information Contained in this Circular

The information contained in this Circular is given as at November 14, 2007, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Going Private Transaction other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Reporting Currency

In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" and "dollars" are to Canadian dollars, and references to "US$" are to U.S. dollars. On November 14, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada, was $0.9607.

Notice to Shareholders in the United States

This Circular has been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States. Financial information included in this Circular has been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States, and, accordingly, may not be comparable to financial information of United States companies. Shareholders who are not residents of Canada should be aware that the amalgamation of the Corporation with CLCL and Subco and the subsequent redemption of the redeemable preferred shares of the amalgamated corporation may have tax consequences both in Canada and in the United States which may not be described fully herein. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Canada, that almost all of our officers and directors are residents of Canada and that most of the assets of the Corporation are located outside of the United States.

SUMMARY

The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary and elsewhere in this Circular are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. **Shareholders are urged to read this Circular and the attached Appendices in their entirety.**

Date, Time and Place of Meeting

The Meeting will be held on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

Record Date

The record date for the determination of Shareholders entitled to notice of and to vote at the Meeting is November 9, 2007.

Special Business

Details of the Going Private Transaction

On October 30, 2007, the Corporation announced that it had entered into the Subscription Agreement with Fairfax, the Trident Investors and Holdco pursuant to which the Corporation and Fairfax have agreed to carry out the Going Private Transaction. If the Special Resolution is approved and the conditions set out in the Subscription Agreement and the Amalgamation Agreement are satisfied, at the Effective Time, the Corporation, CLCL and Subco will amalgamate and continue as "Cunningham Lindsey Group Inc." Pursuant to the terms of the Amalgamation Agreement, on the Effective Date and following the Amalgamation, each issued and outstanding Subordinate Voting Share, other than those held by Dissenting Shareholders and Fairfax and its affiliates, will be exchanged for one Amalco Redeemable Preferred Share. Following the Amalgamation, the Amalco Redeemable Preferred Shares will be immediately redeemed by the Amalgamated Corporation and Fairfax will own, directly and indirectly, all the outstanding shares of the Amalgamated Corporation. All Subordinate Voting Shareholders (excluding the Dissenting Shareholders and Fairfax and its affiliates) will be paid, upon delivery of the certificates representing their Subordinate Voting Shares, a cash amount equal to the Redemption Price, being $3.20 per share. The Effective Date of the Amalgamation is expected to be as soon as practicable after the Meeting.

Following the Going Private Transaction, the Trident Investors will make a cash investment of approximately $80 million in Holdco and the Corporation will transfer the Corporation's business, other than the U.S. TPA Business, to Holdco in exchange for preferred shares. The Corporation will also acquire a $125 million note of Holdco, which will have a maturity corresponding to the maturity of the Public Debentures. In addition to the amount to be paid on the Going Private Transaction of approximately $10 million, Fairfax (through the Corporation) will invest approximately $20 million in Holdco. Certain members of management of the Corporation and its subsidiaries will also invest in preferred shares of Holdco. As a result, the Trident Investors will own a 51% interest in Holdco and the Corporation will hold a 45% interest in Holdco, with management of the Corporation and its subsidiaries holding approximately 4% in Holdco. See "Information Regarding the Going Private Transaction — Summary of Subscription Agreement — Reorganization".

The completion of the Going Private Transaction is a condition to the completion of the other transactions contemplated by the Subscription Agreement.

Required Action by Shareholders

In order to complete the Going Private Transaction, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to adopt, with or without amendment, the Special Resolution, approving the Going Private Transaction substantially upon the terms and conditions set out in the Amalgamation Agreement. The full text of the Special Resolution is attached to this Circular as Appendix A and a copy of the Amalgamation Agreement is attached to this Circular as Appendix B.

The CBCA requires that the Special Resolution be approved by at least $66\frac{2}{3}\%$ of the votes cast in person or by proxy by the holders of Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class. Furthermore, pursuant to the

Related Party Rules, for the Going Private Transaction to be approved at the Meeting, the Special Resolution must be approved by a simple majority of the votes cast by Minority Shareholders.

Shares Eligible to be Voted at the Meeting

As at the Record Date, the Corporation had 19,919,968 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares outstanding. Each holder of Shares at the close of business on the Record Date will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held. See "Shares Eligible to be Voted at the Meeting".

Special Committee

Determination of Special Committee

The Special Committee was established by the Board on June 11, 2007 to determine whether the Going Private Transaction would be in the best interests of the Corporation and fair to the Minority Shareholders.

The Special Committee met on numerous occasions to consider and discuss the Going Private Transaction. It considered the Going Private Transaction with input from its legal and financial advisors and from management of the Corporation, and negotiated with Fairfax regarding the value of the Going Private Transaction from the perspective of the Minority Shareholders. At a meeting of the Special Committee held on October 26, 2007, the Special Committee unanimously resolved to recommend to the Board that the Board approve the terms of the Going Private Transaction and that the Board recommend that the Shareholders vote in favour of the Special Resolution. See "Information Regarding the Going Private Transaction — Special Committee".

Reasons for the Going Private Transaction

In making its unanimous recommendation to the Board, the Special Committee carefully reviewed and considered the terms of the Going Private Transaction and considered a number of factors, including those set out below.

- *Valuation.* Crosbie's opinion as to the fair market value of the Subordinate Voting Shares and the process followed by Crosbie in arriving at its Valuation opinion.

- *Fairness Opinion.* Crosbie's opinion to the effect that, as of October 26, 2007, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration offered pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

- *Premium and Nature of Transaction Consideration.* The $3.20 per share to be offered pursuant to the Going Private Transaction represents a premium of 25% over the $2.55 price at which the Subordinate Voting Shares most recently traded on the TSX prior to the announcement of the Going Private Transaction, exceeds the mid-point of the valuation range of the Subordinate Voting Shares determined by Crosbie and will be paid entirely in cash, which provides certainty of value.

- *Unlikelihood of an Alternative Value Maximizing Transaction.* Fairfax owns, directly or indirectly, all of the Multiple Voting Shares and 84.1% of the Subordinate Voting Shares through which it has the power to elect the Board. Fairfax therefore has the power to direct the Corporation's policies, including any decision to merge or sell the Corporation. As a result, no alternative value maximizing transaction can occur without Fairfax's cooperation and consent. Fairfax has indicated that it has previously considered and explored a range of alternative transactions, and, after due consideration, it determined that it was unable to achieve an alternative transaction which would deliver greater value to the Corporation and the Minority Shareholders than the Proposed Transactions. Moreover, Fairfax has stated that the Going Private Transaction is the only transaction it is prepared to pursue at this time. Accordingly, there is no reasonable prospect of an alternative transaction being available to the Minority Shareholders.

- *Liquidity.* The Special Committee has taken into account the historical market prices and trading information of the Subordinate Voting Shares on the TSX, including the lack of liquidity for Subordinate Voting Shareholders and the risk of further price erosion.

- *Fairfax Commitment to Provide Financing.* Fairfax has agreed to provide the Corporation with financing as necessary in order to allow it to meet its liabilities and obligations as and when they fall due under the Brookfield Facility (including any extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations. The Special Committee recognizes that if Fairfax is unable to fulfill its commitment to provide financing or is unwilling to provide further financial support after its current support expires, it could have a material adverse effect on the Corporation's business and financial condition.

- *Substantial Debt of the Corporation and the Risk that the Corporation may not be able to Refinance such Debt when it Comes Due or Matures in 2008.* At June 30, 2007, the Corporation had net debt (defined as total long-term debt, bank indebtedness and other loans less cash) of $207.2 million (at September 30, 2007, the Corporation had net debt of $212.2 million). The Brookfield Facility will come due no later than March 31, 2008, and the Corporation's outstanding $125.0 million principal amount of Public Debentures mature on June 16, 2008. The Special Committee recognized that the Corporation cannot predict whether future financing will be available, what the terms of such additional financing will be or whether existing debt agreements will allow additional financing at that time. The Special Committee recognized that if the Corporation cannot obtain additional financing when needed or on satisfactory terms, it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The foregoing discussion of the information and factors reviewed by the Special Committee is not, and is not intended to be, exhaustive. In view of the wide variety of factors and information considered in connection with their evaluation of the Going Private Transaction, the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or methodology considered in reaching their conclusions and recommendations. The Special Committee's recommendations were made after consideration of all of the above-noted factors in light of the Special Committee's collective knowledge of the business, financial condition and prospects of the Corporation, and were also based upon the advice of its financial and legal advisors. In addition, individual members of the Special Committee may have given different weights to different factors.

Shareholders should consider the Going Private Transaction carefully and come to their own conclusions as to whether to vote in favour of the Going Private Transaction. Shareholders who are in doubt as to how to respond should consult with their own financial, legal or other professional advisor.

Recommendation of the Board of Directors

On October 29, 2007, the Board unanimously approved the terms of the Going Private Transaction, authorized the Corporation to enter into the Subscription Agreement and the Amalgamation Agreement and the Board unanimously recommends that the Shareholders vote FOR the Special Resolution at the Meeting. The Board based its approval upon (i) the unanimous recommendation of the Special Committee (including the reasons articulated by the Special Committee) and (ii) the Valuation and Fairness Opinion. Messrs. Christiansen, Griffiths, Murray, Salsberg and Watsa did not vote on matters concerning the Proposed Transactions due to their interest in the Proposed Transactions as directors and/or officers of Fairfax or, in the case of Mr. Christiansen, as a planned investor in equity securities of Holdco.

Valuation and Fairness Opinion

The Related Party Rules provide that, unless exempt, an issuer proposing to carry out a "business combination", such as the Going Private Transaction, is required to engage an independent valuator to prepare a valuation of the affected securities and to provide to the holders of the affected securities a summary of such valuation. In this instance, the affected securities are the Subordinate Voting Shares held by the Minority Shareholders. The Special Committee retained Crosbie to prepare the Valuation. The Valuation concludes that, subject to the assumptions and analysis set forth in the Valuation and Fairness Opinion, the fair market value of the Subordinate Voting Shares is in the range of $2.00 to $3.47 per share.

In addition to the Valuation, Crosbie prepared the Fairness Opinion, which concludes that, based upon and subject to the factors considered, assumptions made and qualifications stated in the Valuation and Fairness Opinion, as of the date of the Valuation and Fairness Opinion, the consideration offered pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

A copy of the Valuation and Fairness Opinion, setting forth the credentials of Crosbie, the scope of its review and its conclusions is reproduced in full at Appendix C. For a summary of the Valuation and Fairness Opinion, see "Information Regarding the Going Private Transaction — Summary of Valuation and Fairness Opinion".

Information on Fairfax and Subco

Fairfax is a financial services holding company that, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

Subco, which is wholly-owned by Fairfax, was incorporated under the CBCA on October 4, 2007, solely for the purpose of completing the Going Private Transaction. Subco has not otherwise carried on any material business or activity.

Prior to the Effective Date, Fairfax will ensure that Subco has sufficient funds to permit the Amalgamated Corporation to redeem Amalco Redeemable Preferred Shares for $3.20 in cash per share following the Amalgamation. Subco will deliver the Total Cash Consideration to CIBC Mellon, which will be paid to Subordinate Voting Shareholders (other than the Dissenting Shareholders and Fairfax and its affiliates) upon the redemption of the Amalco Redeemable Preferred Shares.

Information on the Trident Investors

The Trident Investors are wholly-owned subsidiaries of private equity funds managed by Stone Point. Stone Point is a global private equity firm based in Greenwich, Connecticut, U.S.A., that has raised more than US$10 billion in committed capital. Stone Point primarily targets investments in the insurance and financial services industries, including insurance underwriting, distribution and services, benefits and healthcare, asset management and retirement savings, and banking and depository institutions.

Dissenting Shareholders Rights

Any registered Shareholder entitled to vote on the Special Resolution is entitled to dissent and, if the Special Resolution becomes effective, to be paid the fair value of its Shares. In order to dissent, a registered shareholder must send to the Corporation a written objection to the Special Resolution at or before the time fixed for the Meeting. **Failure by a Shareholder to comply strictly with the requirements of Section 190 of the CBCA may result in the loss or unavailability of the "right to dissent".** See "Dissenting Shareholders Rights".

Deposit of Share Certificates and Redemption of Shares

The Letter of Transmittal sent to registered Subordinate Voting Shareholders with this Circular sets out the details of the procedure to be followed by each registered Subordinate Voting Shareholder for delivering certificates representing Subordinate Voting Shares to CIBC Mellon. If the Going Private Transaction does not proceed, the Letter of Transmittal will be of no effect and the Corporation will cause CIBC Mellon to return all deposited share certificates to the registered holders thereof as soon as possible. **Subordinate Voting Shareholders owning Subordinate Voting Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their share certificates.**

Settlement with persons who deposit Subordinate Voting Shares will be effected by CIBC Mellon forwarding cheques, representing the Redemption Price for each Amalco Redeemable Preferred Share redeemed, payable in Canadian funds to such persons. CIBC Mellon will act as the agent of persons who have deposited Subordinate Voting Shares pursuant to the Going Private Transaction for the purpose of receiving payment from the Amalgamated Corporation and transmitting payment from the Amalgamated Corporation to such persons, and receipt of payment by CIBC Mellon will be deemed to constitute receipt of payment by persons depositing Subordinate Voting Shares.

If a Subordinate Voting Shareholder fails to present and surrender the Subordinate Voting Shares held by such Subordinate Voting Shareholder in accordance with the Letter of Transmittal, such Subordinate Voting Shareholder will not be entitled to receive a cheque representing all of the proceeds payable to that Subordinate Voting Shareholder until the Subordinate Voting Shareholder delivers all such share certificates to CIBC Mellon. Under no circumstances will interest accrue and be paid by the Amalgamated Corporation or CIBC Mellon on any outstanding amounts of money owed to a Subordinate Voting Shareholder regardless of any delay in making such payment.

Any share certificate which, prior to the Effective Date, represented issued and outstanding Subordinate Voting Shares which has not been surrendered on or prior to a date which is six years from the Effective Date shall, together with the cash entitlement, be forfeited to the Corporation.

Certain Canadian Federal Income Tax Considerations

The following is qualified by the more detailed summary that appears under "Certain Canadian Federal Income Tax Considerations".

Residents of Canada

A Subordinate Voting Shareholder who is a resident of Canada will not realize any capital gain (or capital loss) in respect of the disposition of Subordinate Voting Shares on the Amalgamation in exchange for Amalco Redeemable Preferred Shares and will realize a capital gain (or capital loss) on the redemption of the Amalco Redeemable Preferred Shares held by it after the Amalgamation to the extent the proceeds of disposition of such Amalco Redeemable Preferred Shares (which will be equal to the number of such Amalco Redeemable Preferred Shares multiplied by the Redemption Price per share) exceed (or are less than) the aggregate adjusted cost base to the Subordinate Voting Shareholder of such Amalco Redeemable Preferred Shares less any reasonable costs of disposition.

Non-Residents of Canada

A Subordinate Voting Shareholder who is not a resident of Canada will not realize any capital gain (or capital loss) in respect of the disposition of Subordinate Voting Shares on the Amalgamation and will not be subject to taxation under the Tax Act on any capital gain realized on the redemption of the Amalco Redeemable Preferred Shares after the Amalgamation, unless the shares so disposed of are "taxable Canadian property" of such Subordinate Voting Shareholder.

Dissenting Shareholders

Dissenting Shareholders should review the summary that appears under "Certain Canadian Federal Income Tax Considerations".

Legal Matters

Completion of the Going Private Transaction is subject to the requirements of the CBCA and applicable securities laws. See "Legal Matters".

Voting and Proxy Information

Non-Registered Owners Voting Information

If your Shares are registered in the name of a depository (such as CDS Clearing and Depository Services Inc.) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner. Most Shareholders are non-registered owners.

In accordance with Canadian securities laws, the Corporation has distributed copies of the Meeting Materials to the depositories and intermediaries for onward distribution to non-registered owners. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a non-registered owner, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out under "Solicitation of Proxies and Voting Instructions—Non-Registered Owners", depending on which type of document you receive.

In any case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your Shares are communicated to the appropriate person. Your instructions must be forwarded through your intermediary prior to the deadlines established by such intermediary in order to permit your instructions to be transmitted

to the registered holder in advance of the deadline for the submission of proxies. See "Solicitation of Proxies and Voting Instructions— Non-Registered Owners".

Please note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting.

Registered Owners Voting Information

If you are a registered holder of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the meeting. Shareholders should exercise the right to vote by completing, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax) 416-368-2502. In order to be valid, a proxy must be mailed or faxed to CIBC Mellon so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. A proxy signed by a person either as an attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such document has been previously filed with the Corporation).

If you have submitted a proxy and later wish to revoke it, you may do so by:

(a) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(c) following any other procedure that is permitted by law.

Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must make appropriate arrangements with their respective intermediaries. See "Solicitation of Proxies and Voting Instructions — Non-Registered Owners".

The Depositary

The Corporation has engaged CIBC Mellon to receive the Letters of Transmittal and related documentation deposited in connection with redemption of the Amalco Redeemable Preferred Shares and to deliver the Redemption Price pursuant to the Going Private Transaction. CIBC Mellon may be contacted by telephone at (416) 643-5500 or toll free at 1-800-387-0825 or by email at inquiries@cibcmellon.com.

Effect of the Going Private Transaction on Markets and Listings

Following the Going Private Transaction, the Subordinate Voting Shares will be de-listed from the TSX. The Amalgamated Corporation nevertheless expects to continue to be a reporting issuer under applicable Canadian provincial securities laws until such time as the Public Debentures are no longer outstanding.

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular.

"affiliate" — Has the meaning attributed to that term in the CBCA.

"allowable capital loss" — Has the meaning attributed to such term on page 33 of this Circular.

"Amalco Redeemable Preferred Share" — A redeemable preferred share in the capital of the Amalgamated Corporation having the rights, privileges, restrictions and conditions described on Schedule A to the Amalgamation Agreement.

"Amalgamated Corporation" — The corporation continuing from the amalgamation of the Corporation, CLCL and Subco in accordance with the terms of the Amalgamation Agreement.

"Amalgamation" — The amalgamation of the Corporation, CLCL and Subco pursuant to Section 181 of the CBCA on the terms and conditions set out in the Amalgamation Agreement.

"Amalgamation Agreement" — The amalgamation agreement, substantially in the form of the agreement attached to this Circular as Appendix B, to be entered into by the Corporation, CLCL, Fairfax and Subco in accordance with the terms of the Subscription Agreement.

"Articles of Amalgamation" — The articles of amalgamation in respect of the Amalgamation, required by the CBCA to be sent to the Director on the Effective Date.

"associate" — Has the meaning attributed to that term in the *Securities Act* (Ontario), as it exists on the date of this Circular.

"Board of Directors" or **"Board"** — The board of directors of the Corporation.

"Brookfield Facility" — The unsecured non-revolving term facility between CLCL and Brookfield Bridge Lending Fund, as assignee of Brascan Bridge Lending Fund Inc.

"business day" — Any day other than a Saturday or Sunday on which chartered banks in the city of Toronto, Ontario are open for business.

"Canadian Resident Holder" — Has the meaning attributed to such term on page 33 of this Circular.

"CBCA" — *Canada Business Corporations Act*, as it exists on the date of this Circular.

"CIBC Mellon" — CIBC Mellon Trust Company, a depositary appointed by the Corporation in order to, among other things, pay the Redemption Price to holders of Amalco Redeemable Preferred Shares.

"Circular" — This management proxy circular for the Meeting.

"CLCL" — Cunningham Lindsey Canada Limited, a subsidiary of the Corporation.

"Closing" — The closing of the transactions contemplated by the Subscription Agreement following the satisfaction or waiver of certain conditions.

"Corporation" — Cunningham Lindsey Group Inc. and, where the context requires, following the Amalgamation, the Amalgamated Corporation.

"Covered Transaction" — Has the meaning attributed to such term on page 27 of this Circular.

"CRA" — Canada Revenue Agency.

"Crosbie" — Crosbie & Company Inc.

"DCF" — Has the meaning attributed to such term on page 22 of this Circular.

"Director" — The director appointed under Section 260 of the CBCA.

"Dissenting Shareholder" — A Shareholder who has duly delivered a Notice of Dissent and has not voted for the Special Resolution or withdrawn its objection.

"Effective Date" — The date shown on the certificate endorsed by the Director on the Articles of Amalgamation giving effect to the Amalgamation.

"Effective Time" — 12:01 a.m. (Toronto time) on the Effective Date.

"Engagement" — Has the meaning attributed to such term on page 20 of this Circular.

"Fairfax" — Fairfax Financial Holdings Limited.

"Fairness Opinion" — The fairness opinion dated as of October 26, 2007, forming part of the Valuation and Fairness Opinion received by the Special Committee from Crosbie stating that, subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration offered pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

"fair value" — Where used in relation to a Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 190 of the CBCA or as agreed to between the Corporation and the Dissenting Shareholder.

"Going Private Transaction" — The Amalgamation and the redemption of the Amalco Redeemable Preferred Shares.

"Holdco" — Cunningham Lindsey Holdings Limited, a Cayman Islands exempted limited company.

"Letter of Transmittal" — The letter of transmittal included with the Meeting Materials.

"Material Adverse Effect" — Has the meaning attributed to such term on page 25 of this Circular.

"Meeting" — The special meeting of Shareholders to be held on December 14, 2007 at 10:00 a.m. (Toronto time) to consider, among other things, the approval of the Special Resolution, and any postponements or adjournments thereof.

"Meeting Materials" — The Notice, Circular, Letter of Transmittal and form of proxy.

"Minority Shareholders" — Subordinate Voting Shareholders other than (i) Fairfax and its directors and senior officers, (ii) senior officers and other members of management of the Corporation who will invest in equity securities of Holdco, and (iii) any related party of, or person acting jointly or in concert with, the foregoing.

"Multiple Voting Shares" — The multiple voting shares in the capital of the Corporation.

"Non-Resident Holder" — Has the meaning attributed to such term on page 34 of this Circular.

"Notice" — The notice of the Meeting accompanying this Circular.

"Notice of Dissent" — A written objection by a registered Shareholder to the Special Resolution sent in accordance with Section 190 of the CBCA.

"Proposed Transactions" — The transactions contemplated by the Subscription Agreement, including the Going Private Transaction and the Reorganization.

"Public Debentures" — The Corporation's outstanding 7% unsecured series "B" debentures due June 16, 2008.

"Record Date" — November 9, 2007, the record date for receiving notice of and voting at the Meeting.

"Redemption Price" — $3.20 in cash per share that the Subordinate Voting Shareholders (other than Fairfax and its affiliates, and the Dissenting Shareholders) will receive pursuant to the redemption of the Amalco Redeemable Preferred Shares immediately following the Amalgamation.

"Regulations" — Has the meaning attributed to such term on page 32 of this Circular.

"Related Party Rules" — Regulation Q-27 of the Autorité des marchés financiers and Ontario Securities Commission Rule 61-501 - *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions*, as such rules and regulations exist on the date of this Circular.

"Reorganization" — The reorganization of the Corporation's business following the Going Private Transaction as contemplated by the Subscription Agreement.

"Shares" — The Subordinate Voting Shares and Multiple Voting Shares.

"Shareholders" — The holders of the Shares.

"Special Committee" — The special committee of the Board of Directors, consisting of Robert Weiss, Michael Langdon and Christopher Sporborg.

"Special Resolution" — The special resolution of the Shareholders concerning the Going Private Transaction to be considered at the Meeting, substantially in the form set forth in Appendix A to this Circular.

"Stone Point" — Stone Point Capital LLC.

"Subco" — 6851207 Canada Limited, a wholly-owned subsidiary of Fairfax.

"Subscription Agreement" — The subscription agreement entered into by Fairfax, the Trident Investors, Holdco and the Corporation dated as of October 30, 2007, in respect of the Proposed Transactions.

"Subordinate Voting Shareholders" — The holders of the Subordinate Voting Shares.

"Subordinate Voting Shares" — The subordinate voting shares in the capital of the Corporation.

"Superior Proposal" — means a written proposal made by any person regarding a Covered Transaction that (i) involves the acquisition or offer by such person of all of the outstanding shares of the Corporation or of all or substantially all of the consolidated assets of the Corporation, (ii) is not subject to any financing contingency in respect of which adequate arrangements have not been made to ensure that the required funds will be available to effect payment in full for all of the shares or assets to be purchased, (iii) is not subject to any due diligence and/or access condition of more than ten business days, and (iv) the Board has determined in good faith (after consultation with its financial advisors and its outside legal counsel) that the Covered Transaction, (a) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Covered Transaction and the person making such Covered Transaction, and (b) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favorable from a financial point of view to the Shareholders (other than Fairfax and its affiliates) than the Going Private Transaction.

"taxable capital gain" — Has the meaning attributed to such term on page 33 of this Circular.

"Tax Act" — The *Income Tax Act* (Canada), as it exists on the date of this Circular.

"Tax Proposals" — Has the meaning attributed to such term on page 32 of this Circular.

"Total Cash Consideration" — $3.20 multiplied by the number of outstanding Subordinate Voting Shares, other than those held by Fairfax and its affiliates and Dissenting Shareholders.

"Trident Investors" — Trident CL Holdings, LLC and Trident Professionals CL Holdings, LLC, which are wholly owned by Trident IV L.P. ("**Trident IV**") and Trident IV Professionals Fund, L.P. ("**Trident IV PF**"), respectively. Trident IV and Trident IV PF are private equity funds managed by Stone Point.

"TSX" — The Toronto Stock Exchange.

"U.S. TPA Business" — The United States third party claims administration business, consisting of the business formerly carried on by RSKCo Services Inc. and Cunningham Lindsey Claims Management, Inc., indirect subsidiaries of the Corporation.

"Valuation" — The valuation dated as of October 26, 2007, forming part of the Valuation and Fairness Opinion from Crosbie, that concludes that the fair market value of one Subordinate Voting Share as of October 26, 2007 was between $2.20 and $3.47 per share.

"Valuation and Fairness Opinion" — The report of Crosbie dated October 26, 2007 containing the Valuation and the Fairness Opinion, a copy of which is attached as Appendix C to this Circular.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this Circular is furnished in connection with the solicitation of proxies from registered owners of the Shares of the Corporation (and of voting instructions in the case of non-registered owners of the Shares) to be used at the special meeting of Shareholders of the Corporation to be held at Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, on Friday, December 14, 2007 at 10:00 a.m. (Toronto time) and at any adjournment of the Meeting, for the purposes set forth in the accompanying Notice. The Corporation is soliciting proxies by mail and its employees may also solicit them personally. **The solicitation of proxies by this Circular is being made by or on behalf of management of the Corporation and the total cost of the Meeting and this Circular will be borne by the Corporation.**

The information contained in this Circular is given as at November 14, 2007, except where otherwise noted.

Non-Registered Owners

If your Shares are registered in the name of a depositary (such as CDS Clearing and Depository Services Inc.) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.

In accordance with Canadian securities laws, the Corporation has distributed copies of the Meeting Materials to the depositories and intermediaries for onward distribution to non-registered owners. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a non-registered owner, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. In any case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your shares are communicated to the appropriate person. These procedures are described below.

A. Request for Voting Instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided on the voting instructions form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet). You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

or

B. Form of Proxy.

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled "Registered Owners" below.

If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be mailed or faxed to CIBC Mellon, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax) 416-368-2502, so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

Registered Owners

If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the Meeting. If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete, sign and return the enclosed form of proxy. The individuals named in the accompanying form of proxy are representatives of management of the Corporation and are the Chairman and the President and Chief Executive Officer of the Corporation, respectively.

You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person's name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a Shareholder of the Corporation.

To be valid, a completed, signed (by you, or by your attorney authorized in writing, or if the Shareholder is a corporation, by a duly authorized officer or attorney) and dated (with the date on which it is signed) form of proxy must be mailed or faxed to CIBC Mellon at P.O. Box 721, Agincourt, Ontario, M1S 0A1, (fax) 416-368-2502, so as to arrive not later than 5:00 p.m., Toronto time, on December 12, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. A proxy signed by a person either as an attorney or in some representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such document has been previously filed with the Corporation).

Revocation

If you have submitted a proxy and later wish to revoke it, you can do so by:

(a) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(c) following any other procedure that is permitted by law.

Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must make appropriate arrangement with their respective brokers or other intermediaries.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote your Shares for or against the Special Resolution in accordance with the instructions you have indicated on the

proxy (provided that it is properly completed and signed). In the absence of any direction, your Shares will be voted FOR the Special Resolution.

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters.

The execution or exercise of a proxy does not constitute a written objection for the purposes of exercising dissent rights under Section 190 of the CBCA. For information on dissenting shareholder rights, see "Dissenting Shareholders Rights".

SHARES ELIGIBLE TO BE VOTED AT THE MEETING

Voting Shares

As at the Record Date there were 19,919,968 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares outstanding. Entitlement to vote is determined as of the Record Date.

Each Subordinate Voting Share carries one vote per share at the Meeting. By virtue of the terms of the Multiple Voting Shares and based on the recent trading price of Subordinate Voting Shares, the number of votes carried by each Multiple Voting Share will be one vote per share at the Meeting, and the information contained in the balance of this Circular is presented on that basis. For the purposes of the Meeting, the outstanding Subordinate Voting Shares represent approximately 90.2% of the aggregate voting rights attaching to the Corporation's outstanding securities.

Quorum and Votes Necessary to Pass the Special Resolution

Under the Corporation's by-laws, the quorum necessary for the transaction of business at the Meeting consists of holders of Shares representing in person or by proxy at least 10% of the votes entitled to be voted at the Meeting. In order for the Special Resolution to be effective, the approval of not less than $66\frac{2}{3}$% of the votes cast by holders of the Subordinate Voting Shares and Multiple Voting Shares present in person or represented by proxy at the Meeting, each voting separately as a class, must be obtained.

The Related Party Rules require, in addition to any other required shareholder approval, in order to complete the Going Private Transaction, the approval of a simple majority of the votes cast by Minority Shareholders. To the knowledge of the Corporation, votes represented by 16,895,497 Subordinate Voting Shares will be excluded for purposes of determining the approval by Minority Shareholders.

Principal Holders of Voting Securities

To the knowledge of our directors and officers, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of the Shares is Fairfax, which beneficially owns all the Multiple Voting Shares and 16,744,831 Subordinate Voting Shares. All of these shares, in aggregate, represent approximately 85.6% of the votes attaching to all classes of the Shares (100% of the total votes attached to our Multiple Voting Shares and 84.1% of the total votes attached to our Subordinate Voting Shares) for the Meeting. Fairfax has advised the Corporation that Fairfax will vote its Shares in favour of the Special Resolution.

Howson Tattersall Investment Counsel, which holds 1,098,200 Subordinate Voting Shares in accounts it manages and over which it has discretionary authority to vote such shares, has advised Fairfax that it intends to vote in favour of the Going-Private Transaction. Such Subordinate Voting Shares represent approximately 36.3% of the Subordinate Voting Shares held by Minority Shareholders. Howson Tattersall Investment Council has reserved the right to withdraw its support if there is an alternative offer that it views as being superior to the Going-Private Transaction.

SPECIAL BUSINESS

The Meeting has been called to ask the Shareholders to consider and, if deemed appropriate, to adopt, with or without amendment, the Special Resolution approving the Going Private Transaction. A copy of the full text of the Special Resolution is attached to this Circular as Appendix A.

INFORMATION REGARDING THE GOING PRIVATE TRANSACTION

Background to the Going Private Transaction

In addition to being the principal shareholder of the Corporation since 1987, Fairfax has provided additional financing to the Corporation over the years by way of loans and equity investments. As at October 31, 2007, the Corporation owed to Fairfax $10.6 million pursuant to loans provided by Fairfax during 2006 and 2007, principally for operating purposes. All of such loans remain outstanding. CLCL, a subsidiary of the Corporation, has in place the Brookfield Facility which matures on March 31, 2008 and which is guaranteed by the Corporation and several of its subsidiaries. Fairfax has agreed to provide the Corporation with financing as necessary to allow the Corporation to meet its liabilities and obligations as and when they fall due under the Brookfield Facility to the extent that money is not otherwise readily available to the Corporation. As of October 31, 2007, there was $72.8 million outstanding under the Brookfield Facility.

Fairfax also invested additional equity in the Corporation pursuant to rights offerings in 2000 and 2005. The proceeds of the August 2005 rights offering were used to repay a portion of the Brookfield Facility, reducing it to its current level.

The $125 million Public Debentures will mature on June 16, 2008. The Corporation will therefore be required to repay or refinance $197.8 million in debt, comprising the Public Debentures and the Brookfield Facility, within the first six months of 2008.

The Corporation continues to face risks and uncertainties that arise from competition, industry trends, and other factors beyond its control. The Corporation's financial results have been, and are expected to continue to be, subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors, including the frequency of weather-related events. In addition, there are risks, uncertainties and other factors described in the Corporation's annual information form for the financial year ended December 31, 2006 that have affected the Corporation's operating results in the past and that are expected to continue to affect them in the future.

The Corporation has continued to review its options to deal with the debt maturing in 2008 and the overall financial condition of the Corporation. These options included refinancing of the debt, an additional offering of equity and a sale of all or a portion of the Corporation's business.

The Board met on April 12, 2007 and discussed the possibility of refinancing the debt maturing in 2008, with the support and involvement of Fairfax. The Board agreed that a refinancing of the debt would only offer a short-term solution and would not address the Corporation's high overall debt level and financial situation. The Board authorized Mr. Watsa, the Chief Executive Officer and Chairman of Fairfax and one of the Corporation's directors, to continue to explore alternatives for the Corporation.

In June 2007, Fairfax advised the Corporation that it had been discussing a possible transaction involving the Corporation with Stone Point. On June 11, 2007, the Board met and received a presentation from Bradley P. Martin, Vice President and Chief Operating Officer of Fairfax, outlining details of a proposal submitted by Stone Point to Fairfax on June 1, 2007, including the relative interests of Fairfax and the Trident Investors in the Corporation's business following completion of the Proposed Transactions, the proposed participation of, and equity investment by, the Corporation's management team, and the proposed structure, including the retention by Fairfax of the U.S. TPA Business. Fairfax indicated that the price which the Minority Shareholders would likely receive under the Proposed Transactions would be $3.00 per Subordinate Voting Share. Fairfax also described the insurance industry expertise and financial resources that Stone Point would bring to the Corporation's business. The Board was also presented with written advice from the Corporation's counsel, Torys LLP, regarding the Board's responsibilities in a process to consider the Proposed Transactions. The Board determined it was appropriate to appoint the Special Committee, consisting of Messrs. Weiss, Langdon and Sporborg, and for the Special Committee to retain independent legal counsel to advise the Special Committee.

The mandate of the Special Committee, among other things, was to conduct a thorough review of the Going Private Transaction and make recommendations to the Board in respect thereof in order to permit the Board to make a recommendation to Shareholders

concerning the Going Private Transaction. The Special Committee was empowered to establish procedures relating to the conduct of its mandate. The Special Committee was also empowered to retain legal and financial advisors, at the expense of the Corporation, as it deemed appropriate to assist it in performing its mandate and on such terms and conditions as the Special Committee deemed appropriate, and to engage an independent advisor to provide a formal valuation in accordance with the requirements of the Related Party Rules.

The Special Committee retained Osler, Hoskin & Harcourt LLP to provide it with legal advice in connection with the Going Private Transaction. The Special Committee interviewed a number of prospective financial advisors and, effective August 7, 2007, the Special Committee retained Crosbie to act as its financial advisor and to prepare an independent valuation of the Subordinate Voting Shares as well as to provide an opinion as to whether any consideration that might be offered to Subordinate Voting Shareholders other than Fairfax and its affiliates pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

The Special Committee met formally and informally on a number of occasions between the date it was established and October 26, 2007 to consider the Going Private Transaction and certain related matters, including to receive progress reports from Crosbie as to its ongoing valuation work and related issues, to receive the results of Crosbie's analysis, to review and consider the Going Private Transaction agreements and related documents, to review the likely result of the Reorganization and to assess and quantify for the purposes of the Valuation any distinctive material benefit that might accrue to Fairfax or others as a consequence of the Going Private Transaction. Members of the Special Committee and its financial advisor also met with management of the Corporation and representatives of Fairfax to obtain additional information required by the Special Committee and its financial advisor in their consideration of the Going Private Transaction.

Between June and October, 2007, Stone Point continued to conduct due diligence with respect to the Corporation's business and structure and conducted a number of interviews with senior management of the Corporation and its subsidiaries. During this time, Stone Point also had discussions with members of management of the Corporation and its subsidiaries regarding an equity investment in Holdco and negotiated the terms thereof. Fairfax and Stone Point also began negotiating the terms of the Subscription Agreement and the terms of the shareholders agreement to govern the relationship of the shareholders in Holdco, being the Trident Investors, the Corporation and the management shareholders.

Counsel for the Special Committee was provided with a draft of the Subscription Agreement on September 20, 2007, and over the next several weeks legal counsel for the Special Committee, Fairfax and Stone Point negotiated various aspects of the Subscription Agreement applicable to the Going Private Transaction, including the negotiation of the termination provisions, termination fee and other provisions relating to the ability of the Board to modify its recommendation of the Going Private Transaction in certain circumstances.

On September 11, September 18, October 8 and October 26, 2007, the Special Committee received presentations from Crosbie setting out the expected valuation range per Subordinate Voting Share, the methodologies it employed and relevant analysis, as well as the assumptions, limitations and qualifications that it intended to apply in reaching its conclusions. The Special Committee questioned Crosbie concerning its methodologies and qualifications and closely reviewed the analysis undertaken by Crosbie and, from time to time, provided direction to Crosbie regarding further work to be undertaken.

During the week of October 22, 2007, the Special Committee negotiated with Fairfax to increase the consideration to be paid to Minority Shareholders from $3.00 to $3.20 per Subordinate Voting Share. On October 26, 2007, the Special Committee received Crosbie's oral opinions that, as at that date, the fair market value of a Subordinate Voting Share was in the range of $2.00 to $3.47 per share, and that $3.20 in cash for each Subordinate Voting Share is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates. On October 29, 2007, the Special Committee presented its report to the Board, including its recommendation that the Board approve the terms of the Going Private Transaction. Based on the report and recommendation of the Special Committee and the oral report of Crosbie, the Board resolved to approve the Going Private Transaction and enter into the Subscription Agreement.

On November 14, 2007, Crosbie delivered to the Special Committee the Valuation and Fairness Opinion confirming Crosbie's oral opinions, a copy of which is attached to this Circular as Appendix C.

Terms of the Going Private Transaction

General

On October 30, 2007, the Corporation announced that it had entered into the Subscription Agreement with Fairfax, the Trident Investors and Holdco pursuant to which the Corporation and Fairfax have agreed to carry out an amalgamation of the Corporation, CLCL and Subco in accordance with Section 181 of the CBCA. If the Special Resolution is approved and the conditions set out in the Subscription Agreement and the Amalgamation Agreement are satisfied, at the Effective Time, the Corporation, CLCL and Subco will amalgamate and continue as "Cunningham Lindsey Group Inc." Pursuant to the terms of the Amalgamation Agreement, on the Effective Date, each issued and outstanding Subordinate Voting Share, other than those held by Dissenting Shareholders and Fairfax and its affiliates, will be exchanged for one Amalco Redeemable Preferred Share and the Amalco Redeemable Preferred Shares will be immediately redeemed by the Amalgamated Corporation. Fairfax will then own, directly and indirectly, all the outstanding shares of the Amalgamated Corporation. All Subordinate Voting Shareholders (excluding the Dissenting Shareholders and Fairfax and its affiliates) will be paid, upon delivery of the certificates representing their Subordinate Voting Shares, a cash amount equal to the Redemption Price, being $3.20 per share. The Effective Date of the Amalgamation is expected to be as soon as practicable after the Meeting.

Following the Going Private Transaction, the Trident Investors will make a cash investment of approximately $80 million for preferred shares of Holdco and a shareholder loan and the Corporation will transfer its business, other than the U.S. TPA Business, to Holdco in exchange for, among other things, preferred shares. The Corporation will also acquire a $125 million note of Holdco which will have a maturity corresponding to the maturity of the Public Debentures. In addition to the amounts to be paid on the Going Private Transaction of approximately $10 million, Fairfax will also cause the Corporation to invest approximately $20 million in Holdco through preferred shares and a shareholder loan. As a result, the Trident Investors will own a 51% interest in Holdco and the Corporation will hold an approximately 45% interest in Holdco. Certain members of management of the Corporation and its subsidiaries will also invest in preferred shares, representing an approximately 4% interest in Holdco. See "— Investment by Certain Members of Management". The investments by the Corporation and the Trident Investors in Holdco will occur as part of the Reorganization and the proceeds of the investments will be used to repay the Brookfield Facility and for working capital. See "— Summary of Subscription Agreement — Reorganization".

Required Action by Shareholders

In order to complete the Going Private Transaction, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to adopt, with or without amendment, the Special Resolution. The full text of the Special Resolution is attached to this Circular as Appendix A.

The CBCA requires that the Special Resolution to authorize the Going Private Transaction be approved by at least $66^2/_3$% of the votes cast in person or by proxy by the holders of the Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.

Furthermore, for the Going Private Transaction to be approved at the Meeting in accordance with the Related Party Rules, the Special Resolution must be approved by a simple majority of the votes cast by the Minority Shareholders.

Special Committee

Formation and Organization of the Special Committee

Each member of the Special Committee has extensive business experience and will not benefit from the Going Private Transaction in a manner that is different from the Minority Shareholders, assuming completion of the Going Private Transaction. Except by virtue of being directors of the Corporation, no member of the Special Committee is a related party of the Corporation or Fairfax other than the Chair, Mr. Robert Weiss, who is currently a director of Northbridge Financial Corporation (a subsidiary of Fairfax). The members of the Special Committee will be compensated for their involvement on the Special Committee. The Chair will receive a fee of $20,000 and the other members of the Special Committee will each receive a fee of $15,000.

The mandate of the Special Committee, among other things, was to conduct a thorough review of the Going Private Transaction and make recommendations to the Board in respect thereof in order to permit the Board to make a recommendation to Shareholders

concerning the Going Private Transaction. The Special Committee was empowered to establish procedures relating to the conduct of its mandate. The Special Committee was also empowered to retain legal and financial advisors, at the expense of the Corporation, as it deemed appropriate to assist it in performing its mandate on such terms and conditions as the Special Committee deemed appropriate, and to engage an independent advisor to provide a formal valuation in accordance with the requirements of the Related Party Rules.

Reasons for the Recommendation of the Special Committee

In reaching its conclusion and determining to make its recommendations, the Special Committee considered the following factors which, taken as a whole, support the conclusions and recommendations of the Special Committee:

- *Valuation.* Crosbie's opinion as to the fair market value of the Subordinate Voting Shares and the process followed by Crosbie in arriving at its Valuation opinion.

- *Fairness Opinion.* Crosbie's opinion to the effect that, as of October 26, 2007, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration offered pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

- *Premium and Nature of Transaction Consideration.* The $3.20 per share to be offered pursuant to the Going Private Transaction represents a premium of 25% over the $2.55 price at which the Subordinate Voting Shares most recently traded on the TSX prior to the announcement of the Going Private Transaction, exceeds the mid-point of the valuation range of the Subordinate Voting Shares determined by Crosbie and will be paid entirely in cash, which provides certainty of value.

- *Unlikelihood of an Alternative Value Maximising Transaction.* Fairfax owns, directly or indirectly, all of the Multiple Voting Shares and 84.1% of the Subordinate Voting Shares through which it has the power to elect the Board. Fairfax therefore has the power to direct the Corporation's policies, including any decision to merge or sell the Corporation. As a result, no alternative value maximizing transaction can occur without Fairfax's cooperation and consent. Fairfax has indicated that it has previously considered and explored a range of alternative transactions, and, after due consideration, it determined that it was unable to achieve an alternative transaction which would deliver greater value to the Corporation and its Minority Shareholders than the transaction proposed with the Trident Investors. Moreover, Fairfax has stated that the Going Private Transaction is the only transaction it is prepared to pursue at this time. Accordingly, there is no reasonable prospect of an alternative transaction being available to the Minority Shareholders.

- *Liquidity.* The Special Committee has taken into account the historical market prices and trading information of the Subordinate Voting Shares on the TSX, including the lack of liquidity for Subordinate Voting Shareholders and the risk of further price erosion.

- *Fairfax Commitment to Provide Financing.* Fairfax has agreed to provide the Corporation with financing as necessary in order to allow it to meet its liabilities and obligations as and when they fall due under the Brookfield Facility (including any extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations. The Special Committee recognizes that if Fairfax is unable to fulfill its commitment to provide financing or is unwilling to provide further financial support after its current support expires, it could have a material adverse effect on the Corporation's business and financial condition.

- *Substantial Debt of the Corporation and the Risk that the Corporation may not be able to Refinance such Debt when it Comes Due or Matures in 2008.* At June 30, 2007, the Corporation had net debt (defined as total long-term debt, bank indebtedness and other loans less cash) of $207.2 million (at September 30, 2007, the Corporation had net debt of $212.2 million). The Brookfield Facility will come due no later than March 31, 2008, and the Corporation's outstanding $125.0 million principal amount of Public Debentures mature on June 16, 2008. The Special Committee recognized that the Corporation cannot predict whether future financing will be available, what the terms of such additional financing will be or whether existing debt agreements will allow additional financing at that time. The Special Committee recognized that if the Corporation cannot obtain additional financing when needed or on satisfactory terms, it could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The foregoing discussion of the information and factors reviewed by the Special Committee is not, and is not intended to be, exhaustive. In view of the wide variety of factors and information considered in connection with their evaluation of the Going Private

Transaction, the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or methodology considered in reaching their conclusions and recommendations. The Special Committee's recommendations were made after consideration of all of the above-noted factors in light of the Special Committee's collective knowledge of the business, financial condition and prospects of the Corporation, and were also based upon the advice of its financial and legal advisors. In addition, individual members of the Special Committee may have given different weights to different factors.

Shareholders should consider the Going Private Transaction carefully and come to their own conclusions as to whether to vote in favour of the Going Private Transaction. Shareholders who are in doubt as to how to respond should consult with their own financial, legal or other professional advisor.

Recommendation of the Special Committee

At a meeting held on October 26, 2007, after a detailed examination and a thorough discussion in which the Special Committee considered the above-noted factors, the Special Committee unanimously determined to recommend to the Board that the Board approve the terms of the Going Private Transaction and that the Board recommend that the Shareholders vote in favour of the Special Resolution.

The Board of Directors

Recommendation of the Board

On October 29, 2007, the Board unanimously approved the terms of the Proposed Transactions, authorized the Corporation to enter into the Subscription Agreement and the Amalgamation Agreement and the Board unanimously recommends that the Shareholders vote FOR the Special Resolution at the Meeting. The Board based its approval upon (i) the unanimous recommendation of the Special Committee (including the reasons articulated by the Special Committee) and (ii) the Valuation and Fairness Opinion. Messrs. Christiansen, Griffiths, Murray, Salsberg and Watsa did not vote on matters concerning the Proposed Transactions due to their interest in the Proposed Transactions as directors and/or officers of Fairfax or, in the case of Mr. Christiansen, as a planned investor in equity securities of Holdco.

Summary of Valuation and Fairness Opinion

Engagement of Crosbie by the Special Committee

The Related Party Rules provide that, unless exempted, an issuer proposing to carry out a "business combination", such as the Going Private Transaction, is required to engage an independent valuator to prepare a valuation of the affected securities and to provide to the holders of the affected securities a summary of such valuation. In this instance, the affected securities are the Subordinate Voting Shares held by the Minority Shareholders.

The Special Committee retained Crosbie to prepare and deliver to the Special Committee an independent valuation of the outstanding Subordinate Voting Shares, on a per share basis, in accordance with the Related Party Rules, and to prepare a fairness opinion (the "**Engagement**"). The Special Committee made inquiries regarding Crosbie's qualifications and independence and, based on Crosbie's representations, was satisfied that Crosbie is a qualified and independent valuator, as such terms are used in the Related Party Rules. The total cost of the Valuation and Fairness Opinion was $200,000 plus out-of-pocket expenses, to be paid by the Corporation. Fairfax has agreed to reimburse the Corporation for the total cost of the Valuation and Fairness Opinion if the Going Private Transaction does not proceed. In addition, Crosbie is entitled to customary indemnifications from the Corporation. Fees payable to Crosbie pursuant to the Engagement are not contingent in whole or in part on the success of the Going Private Transaction or on the conclusions reached in the Valuation and Fairness Opinion.

Independence of Crosbie

Crosbie represented to the Special Committee that it is an independent valuator, as defined by, and for the purposes of, the Related Party Rules, and in particular:

a) Crosbie is not an "insider", "associated entity" or "affiliated entity" (as such terms are defined for the purpose of the Related Party Rules) of the Corporation, Fairfax, Stone Point or the Trident Investors or any of their respective associates or affiliates;

b) that, in connection with the preparation of the Valuation, Crosbie is a qualified and independent valuator, as such terms are used in the Related Party Rules;

c) Crosbie has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Corporation, Fairfax, Stone Point or the Trident Investors or any of their respective associates or affiliates during the 24 months preceding the date Crosbie was first contacted in respect of the Valuation; and

d) no understandings or agreements exist between Crosbie and the Corporation, Fairfax, Stone Point or the Trident Investors or any of their respective associates or affiliates with respect to future financial advisory or investment banking services.

Crosbie may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or Fairfax or any of their respective associates or affiliates.

Credentials of Crosbie

Crosbie is a Canadian-based specialty investment banking firm providing advisory services in relation to mergers, acquisitions, divestitures, debt and equity private placements, financial and corporate restructurings, management and employee buyouts, business and securities valuations, and fairness and regulatory opinions.

Scope of Review

In preparing the Valuation and Fairness Opinion, Crosbie reviewed, among other things, publicly available information for the Corporation, the Corporation's current business plan, financial information and analysis, as well as corporate, industry and financial market information and data that Crosbie considered necessary or appropriate for the purpose of the Valuation and Fairness Opinion. Crosbie also held discussions with senior officers and management of each of the Corporation and Fairfax.

Assumptions and Limitations

Subject to the exercise of its professional judgment, Crosbie relied upon certain information provided by the Corporation, Fairfax and their senior management and advisors and has not attempted to independently verify the accuracy or completeness of this information. The Valuation and Fairness Opinion assume, and are conditional upon, the completeness, accuracy and fair presentation of such information.

The Valuation and Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at October 26, 2007 and the condition and prospects, financial or otherwise, of the Corporation as they were reflected in the information provided to Crosbie and the documents reviewed by Crosbie and as they were represented in discussions with the senior management and advisors of the Corporation and Fairfax. In its analysis and in preparing the Valuation and Fairness Opinion, Crosbie has made certain assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of Crosbie or any party involved in the Going Private Transaction or the Reorganization.

Crosbie has based the Valuation and Fairness Opinion upon a variety of factors. Accordingly, Crosbie believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Crosbie, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation and fairness opinion is a complex process and it is not appropriate to extract partial analyses. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Definition of Fair Market Value

For the purpose of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. Crosbie did not make any downward adjustment to the fair market value of the Subordinate Voting Shares to

reflect the liquidity of the Subordinate Voting Shares, the effect of the Going Private Transaction on the Subordinate Voting Shares or the fact that the Subordinate Voting Shares do not form part of a controlling interest.

Valuation Methodologies

In preparing the Valuation and Fairness Opinion, Crosbie considered valuation methodologies that would be appropriate in the determination of fair market value of companies in the insurance claims services, loss adjusting, and business process outsourcing industries. The methodologies Crosbie considered most appropriate in the circumstances were comparable public company analysis, discounted cash flow ("**DCF**") analysis, and precedent transactions analysis.

For purposes of the comparable public company analysis, Crosbie reviewed the trading multiples of over 20 public companies based in Canada, the United States and Europe in a variety of different businesses, including loss adjusting, claims management and business process outsourcing. While Crosbie considered claims management and business process outsourcing companies, these companies were not considered sufficiently comparable for valuation purposes due to the nature of their operations. Crosbie determined that only one public company is directly comparable to the Corporation on the basis of a number of factors, including the nature of the underlying business, size, international scope of the operations, earnings before interest, taxes, depreciation and amortization expense (EBITDA) margins, and growth rates.

Crosbie also considered the DCF approach in its determination of fair market value. DCF methodology reflects the growth prospects and risks inherent in the Corporation's business by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Corporation. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates and terminal values. The uncertainty of the assumptions that are used in the DCF approach is one factor involved in the determination of the discount rates used to establish a range of values.

For purposes of the precedent transactions analysis, Crosbie reviewed the available public information with respect to over 20 third party transactions announced in the last nine years involving loss adjusting as well as claims management companies. Of the transactions reviewed, Crosbie identified four transactions where financial details were publicly available and selected two transactions that were deemed to be the most comparable.

Crosbie also considered the benefits to Fairfax of the Going Private Transaction and made certain adjustments to its analysis to account for the Corporation's net debt, the impact of certain redundant office leases in the United Kingdom, obligations with respect to the Corporation's United Kingdom pension plan, certain non-capital tax losses and certain liabilities and litigation claims associated with the U.S. TPA Business.

In order to arrive at a valuation range for the Subordinate Voting Shares, Crosbie considered the various methodologies it had relied on and the relative weighting of each such methodology. Crosbie determined that the comparable public company trading analysis and DCF methodologies warranted a significantly higher weighting than the precedent transaction analysis.

The conclusions of Crosbie's valuation analysis with respect to the Subordinate Voting Shares are summarized in the following table:

VALUATION SUMMARY PER SHARE						
($millions, except per share amounts and percentages)	Total Enterprise Value		Total	Equity Value per Share		
	Low	High	Adjustments	Low	High	Weighting
Comparable Public Company Analysis	271.1	294.6	(222.3)	$2.21	$3.27	45%
Discounted Cash Flow Analysis	261.1	301.1	(222.3)	$1.76	$3.57	45%
Precedent Transactions Analysis	270.7	309.3	(222.3)	$2.19	$3.94	10%
Weighted Average	266.5	299.0	(222.3)	$2.00	$3.47	
Other Ranges:						
52 week market trading range of Subordinate Voting Shares	$2.20 to $3.75					
Offer..	$3.20					

Valuation and Fairness Opinion

Subject to the assumptions and analysis set forth in the Valuation and Fairness Opinion, Crosbie was of the opinion that, as of the date of the Valuation and Fairness Opinion, (a) the fair market value of the Subordinate Voting Shares is in the range of $2.00 to $3.47 per share and (b) the $3.20 in cash for each Subordinate Voting Share offered by Fairfax pursuant to the Going Private Transaction is fair, from a financial point of view, to the Subordinate Voting Shareholders other than Fairfax and its affiliates.

The foregoing discussion in "Summary of Valuation and Fairness Opinion" is qualified in its entirety by, and should be read in conjunction with, the Valuation and Fairness Opinion that is attached as Appendix C to this Circular. Shareholders are urged to read the Valuation and the Fairness Opinion in its entirety.

Summary of the Subscription Agreement

The Subscription Agreement sets forth the terms upon which Fairfax, the Corporation and the Trident Investors will carry out the Going Private Transaction and the subsequent reorganization of the Corporation's business. Pursuant to the Subscription Agreement and following the Going Private Transaction, the Trident Investors will make a cash investment of approximately $80 million for preferred shares of Holdco and a shareholder loan and the Corporation will transfer the Corporation's business, other than the U.S. TPA Business, to Holdco in exchange for, among other things preferred shares. In addition to the amounts to be paid on the Going Private Transaction of approximately $10 million, Fairfax will also cause the Corporation to invest approximately $20 million in and for the benefit of Holdco through preferred shares and a shareholder loan. As a result, the Trident Investors will own a 51% interest in Holdco and the Corporation will hold an approximately 45% interest in Holdco. Certain members of management of the Corporation and its subsidiaries will also invest in preferred shares representing an approximately 4% interest in Holdco. See "— Investment by Certain Members of Management". The investments by the Corporation and the Trident Investors in Holdco will occur as part of the Reorganization and the proceeds of the investments will be used to repay the Brookfield Facility and for working capital.

Although management of the Corporation believes that this description includes the material terms of the Subscription Agreement, it may not contain all of the information that is important to Shareholders and is qualified in its entirety by reference to the full text of the Subscription Agreement filed by the Corporation with Canadian securities regulatory authorities and available at www.sedar.com. Shareholders are urged to read the full text of the Subscription Agreement because the rights and obligations of the parties are governed by the terms of the Subscription Agreement and not by this summary or other information contained in this Circular.

Reorganization

Pursuant to the Subscription Agreement, the Corporation, Fairfax and the Trident Investors have agreed to undertake a reorganization of the Corporation's business following the Going Private Transaction.

Following the Going Private Transaction, the assets and liabilities of the Canadian operations that were formerly carried on by CLCL will be transferred to a new Canadian subsidiary established by Holdco. As well, the assets and liabilities associated with the U.S. TPA Business will be transferred by Cunningham Lindsey U.S. Inc. to Fairfax and will not form part of the business owned by Holdco following completion of the Reorganization.

The result of the Reorganization will be that Holdco will own all of the Corporation's business, including all of its subsidiaries, except the U.S. TPA Business. The Corporation will in turn hold approximately 45% of Holdco, with the Trident Investors collectively holding 51% and management of the Corporation and its subsidiaries holding approximately 4% of Holdco. The Corporation will also acquire a $125 million note of Holdco which will have a maturity corresponding to the maturity of the Public Debentures. The Trident Investors and, through the Corporation, Fairfax will be contributing approximately $80 million and $30 million (including the amounts to be paid on the Going Private Transaction), respectively, to and for the benefit of Holdco to fund the transactions contemplated by the Going Private Transaction and the Reorganization and for working capital.

The Brookfield Facility will be repaid out of the proceeds of the capital invested in Holdco. The Public Debentures will remain outstanding following the Closing.

Representations and Warranties

The Subscription Agreement contains representations and warranties of Fairfax and the Corporation regarding various matters concerning Fairfax and the Corporation and the business of the Corporation and its subsidiaries. Such representations and warranties relate, among other things, to the due organization, standing and authority of Fairfax, the Corporation and the Corporation's subsidiaries; ownership of shares of the Corporation's subsidiaries; required approvals and consents to complete the Proposed Transactions; the accuracy of the Corporation's public company filings; the Corporation's financial statements and accounting controls; the absence of undisclosed liabilities; litigation; material contracts; compliance with law by the Corporation and its subsidiaries; compliance with licensing requirements; intellectual property; employees and labour matters; employee benefit plans; tax matters; the absence of certain changes since December 31, 2006; the condition and sufficiency of title to the Corporation's assets or the Corporation's interest therein; adequacy of insurance coverage; transactions with affiliates and related parties; customers; environmental matters; and the absence of brokerage or finder's commissions in respect of the Proposed Transactions. All of the representations and warranties have been given by Fairfax and the Corporation on a joint and several basis, except for representations regarding Fairfax, which have been made solely by Fairfax.

The Trident Investors and Holdco have also provided representations and warranties regarding certain customary matters, including in respect of their organization, standing and authority to enter into the transactions contemplated by the Subscription Agreement.

Conditions to Completion of the Proposed Transactions

Conditions for the Benefit of the Corporation and the Trident Investors

Completion of the transactions contemplated by the Subscription Agreement is subject to a number of conditions, including:

(a) the expiry or termination of any waiting period under the *Hart-Scott-Rodino Anti-Trust Improvements Act* of 1976 and the receipt or waiver of any other required antitrust approvals;

(b) consummation of the Proposed Transactions having not been restrained, enjoined or otherwise prohibited or made illegal by any applicable law, including any order, injunction, decree of judgment of any court or other governmental entity; no such law that would have such an effect having been promulgated, entered, issued or determined by any court or other governmental entity to be applicable to the Subscription Agreement; and no action or proceeding shall be pending or threatened by any governmental entity or other person before any court or other governmental entity to restrain, enjoin or

otherwise prevent the consummation of the Proposed Transactions, or to recover any material damages or obtain other material relief as a result of the Proposed Transactions, or that otherwise relates to the application of any such law;

(c) the completion of the Going Private Transaction and the completion or concurrent completion of the Reorganization;

(d) certain members of senior management of Holdco, the Corporation and its subsidiaries identified in the Subscription Agreement having subscribed for and purchased preferred shares in Holdco; and

(e) the entering into of a shareholders agreement which will govern the relationship of the shareholders in Holdco, being the Trident Investors, the Corporation and the management shareholders.

With respect to the condition requiring certain members of management of Holdco, the Corporation and its subsidiaries to subscribe for and purchase preferred shares, all of such members of management have executed and delivered subscription agreements pursuant to which they have committed to purchase such shares.

Conditions for the Benefit of the Trident Investors

The Subscription Agreement also provides certain conditions for the benefit of the Trident Investors, including the following:

(a) all representations and warranties of the Corporation and Fairfax must be true and correct when made and, in addition, all such representations and warranties must also be true and correct in all respects at and as of the date of Closing (disregarding, for this purpose, any limitation in any such representation or warranty relating to materiality or Material Adverse Effect) except (i) as affected by actions taken after the date of the Subscription Agreement with the prior written consent of the Trident Investors, (ii) for representations and warranties made as of a specified date, which shall be true and correct as of such specified date, and (iii) as would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on the Corporation and its subsidiaries, taken as a whole, or Holdco and its subsidiaries, taken as a whole, following the Reorganization;

(b) the Corporation and Fairfax having performed and complied in all material respects with all of their respective agreements, covenants and conditions required by the Subscription Agreement; and

(c) concurrent with the Closing, the Brookfield Facility must be repaid in its entirety and evidence of such repayment and all of the necessary releases must be obtained from the lender, in a form reasonably satisfactory to each of the Trident Investors.

For the purposes of the Subscription Agreement, "**Material Adverse Effect**" means, with respect to any person, any fact, circumstance, change, effect, occurrence, development, condition or event that (i) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, liabilities or financial condition of such person or (ii) would prevent or materially delay, or otherwise materially adversely affect the ability of such person to consummate the Proposed Transactions, except to the extent that such fact, circumstance, change, effect, occurrence, development, condition or event results from:

(i) changes in general economic or political conditions or the securities markets, including changes in international financial or currency exchange markets;

(ii) changes in laws by any governmental entity, or changes in accounting rules, following the date of the Subscription Agreement;

(iii) changes affecting generally the industries in which the Corporation conducts business;

(iv) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(v) the announcement of, or other communication with respect to, the Proposed Transactions by the Trident Investors, Holdco, Fairfax or the Corporation or any of its subsidiaries, to the extent such announcement or other communication is made in compliance with the Subscription Agreement, and any loss of employees, any cancellation or delay in

providing services, any litigation or any disruption in supplier, distributor or similar relationships to the extent directly resulting from such announcement or other communication; or

(vi) the consummation of the Proposed Transactions or the taking by the Trident Investors, Holdco, Fairfax or the Corporation or any of its subsidiaries of any action expressly required to be taken by such party pursuant to the Subscription Agreement;

provided that, in the case of any clause (i) through (iv) above, such matters do not affect such person in a manner disproportionate to others in the industry in which such person operates.

Conditions for the Benefit of the Corporation and Fairfax

Conditions for the benefit of the Corporation and Fairfax include the following:

(a) all representations and warranties of the Trident Investors must be true and correct when made and, in addition, all such representations and warranties must also be true and correct in all respects at and as of the date of Closing (disregarding, for this purpose, any limitation in any such representation or warranty relating to materiality or Material Adverse Effect) except (i) as affected by actions taken after the date of the Subscription Agreement with the prior written consent of the Corporation and Fairfax, (ii) for representations and warranties made as of a specified date, which shall be true and correct as of such specified date, and (iii) as would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on the Trident Investors, taken as a whole; and

(b) the Trident Investors having performed and complied in all material respects with all of their respective agreements, covenants and conditions required by the Subscription Agreement.

Conditions for the Benefit of the Corporation

Conditions for the benefit of the Corporation include the following:

(a) all representations and warranties of Fairfax relating to Fairfax or its affiliates (other then the Corporation and its subsidiaries) must be true and correct when made, except as would not preclude Fairfax from consummating the Going Private Transaction, and, in addition, all such representations and warranties must also be true and correct in all respects at and as of the time the Going Private Transaction is to be effected (disregarding, for this purpose, any limitation in any such representation or warranty relating to materiality or Material Adverse Effect) except (i) as affected by actions taken after the date of the Subscription Agreement with the prior written consent of the Corporation, (ii) for representations and warranties made as of a specified date, which shall be true and correct as of such specified date, and (iii) as would not otherwise preclude Fairfax from consummating the Going Private Transaction; and

(b) Fairfax having performed and complied in all material respects with all of its agreements, covenants and conditions required by the Subscription Agreement which are for the benefit of the Corporation or which relate to the Going Private Transaction.

Covenants

The Corporation has agreed that it will conduct its business in the ordinary course consistent with past practice and not take certain actions set out in the Subscription Agreement without the consent of the Trident Investors. The Corporation is also required to inform the Trident Investors promptly of any change in or development relating to the business, operations, assets or condition of the Corporation which would reasonably be expected to result in a Material Adverse Effect on the Corporation. The Corporation has also agreed to provide access and information to the Trident Investors and their representatives upon reasonable prior notice.

Pursuant to the Subscription Agreement, the Corporation and Fairfax have agreed not to solicit, and not to allow any of their representatives to solicit, any offer from, initiate or engage in any discussions or negotiations with, or provide any information to, any person (other than the Trident Investors) concerning any possible proposal regarding (i) a sale or issuance by the Corporation or its subsidiaries of equity securities or a sale by Fairfax of its interest in the Corporation, (ii) a merger, consolidation, liquidation, business combination, sale of all or substantially all of the assets of any entity in the Corporation group or any similar transaction involving any

such entity or (iii) any other transaction which would preclude or materially increase the difficulty of the completion of the Proposed Transactions, or which materially adversely affects the benefits to the Trident Investors of the Proposed Transactions (a "**Covered Transaction**").

However, the Board may enter into an agreement (subject to the right to match described below) or engage in discussions or negotiations with or furnish information to any person who has made an unsolicited *bona fide*, written proposal regarding a Covered Transaction that did not result from a breach of the non-solicitations provisions in the Subscription Agreement and that the Board determines in good faith (after consultation with its financial advisors and outside counsel) constitutes or is reasonably likely to result in a Superior Proposal.

The Corporation shall, as soon as practicable and in any event within 24 hours following receipt of any proposal, inquiry, offer or request relating to or constituting a *bona fide* Covered Transaction, any request for discussions or negotiations, and/or any request for non-public information relating to the Corporation or any of its subsidiaries or for access to properties, books and records or a list of the shareholders of the Corporation or any of its subsidiaries of which the Corporation's directors, representatives or officers, are or become aware, notify the Trident Investors and shall keep the Trident Investors promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request.

The Corporation will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless (i) the Corporation complied with its non-solicitation obligations under the Subscription Agreement and has provided the Trident Investors and Fairfax with a copy of the Superior Proposal and (ii) a period of three business days has elapsed from the date on which the Trident Investors and Fairfax have received written notice from the Board that the Board determined, subject only to compliance with the right to match under the Subscription Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. During such three-day period, the Trident Investors and Fairfax will have the right to offer to amend the terms of the Proposed Transactions. The Board will review any such proposal by the Trident Investors and Fairfax to amend the terms of the Proposed Transactions to determine whether the Covered Transaction to which the Trident Investors and Fairfax are responding would be a Superior Proposal when assessed against the Proposed Transactions as they are proposed by the Trident Investors and Fairfax to be amended. If the Board does not determine that the Covered Transaction would be a Superior Proposal, the Board will promptly reaffirm its recommendation of the Going Private Transaction, as so amended. If the Board determines the Covered Transaction still constitutes a Superior Proposal, the Corporation may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Pursuant to the Subscription Agreement, the Corporation will also be required to terminate certain agreements and relationships with Fairfax and its affiliates on or before Closing. The Corporation's current arrangements with Fairfax are described under "Interests of Informed Persons in Material Transactions".

<u>Termination</u>

The Subscription Agreement may be terminated at any time prior to the Closing by:

(a) the mutual written consent of the Trident Investors, Fairfax and the Corporation;

(b) either the Trident Investors, Fairfax or the Corporation, if the Closing does not occur on or before February 29, 2008, or such later date as may be approved by the Trident Investors, Fairfax and the Corporation (provided that any party which is the cause of a delay cannot terminate on this basis);

(c) by either of the Trident Investors, Fairfax or the Corporation, if the Going Private Transaction fails to receive the approval of the Shareholders at the Meeting;

(d) by any party if there has been any material breach of any covenant of the other party not remedied within 30 days of receipt of a written notice, or in the case of certain events related to the bankruptcy or insolvency of one of the other parties to the Subscription Agreement;

(e) by any of the Trident Investors if the Board enters into a binding written agreement in respect of a Covered Transaction; or

(f) by the Corporation (subject to the Trident Investors' and Fairfax's right to match described above) in order to enter into a binding written agreement with respect to a Superior Proposal.

If the Subscription Agreement is terminated

(a) by the Trident Investors pursuant to clause (e) above;

(b) by the Corporation pursuant to clause (f) above; or

(c) by the Trident Investors, Fairfax or the Corporation as a result of the failure to obtain the approval of the Going Private Transaction from the Shareholders following the public announcement of a Covered Transaction which is ultimately consummated within six months of the termination of the Subscription Agreement,

then Fairfax shall pay to the Trident Investors within five business days of the termination, a termination fee in the amount of $5,000,000.

If the Subscription Agreement is terminated by the Trident Investors as a result of:

(a) a breach of the Subscription Agreement by the Corporation or Fairfax or an insolvency event with respect to the Corporation or Fairfax; or

(b) the Proposed Transactions not closing by February 29, 2008 due to the failure of Fairfax or the Corporation to fulfill any of their obligations under the Subscription Agreement,

and at such time the Trident Investors were willing to consummate the Proposed Transactions and within nine months of such termination, the Corporation, any of its subsidiaries or Fairfax, enters into any agreement, arrangement or understanding with respect to a transaction prohibited by the non-solicitation covenant, then Fairfax and the Corporation will (except where the Corporation is not a party to such transaction, in which event Fairfax shall be solely responsible), jointly and severally, reimburse the Trident Investors and their affiliates for all their reasonable out-of-pocket fees and business expenses in connection with the Proposed Transactions.

Indemnification

Subject to certain thresholds and limits, Fairfax and the Corporation will jointly and severally indemnify the Trident Investors, Holdco and its subsidiaries (being the former subsidiaries of the Corporation following completion of the Proposed Transactions), and their affiliates and representatives for any losses (including reasonable fees and expenses of legal counsel and court costs and other reasonable out-of-pocket fees and expenses) resulting from the breach of any representation, warranty or covenant of the Corporation or Fairfax and certain other events and/or liabilities associated with the business of the Corporation and the Proposed Transactions.

Each Trident Investor has also agreed, subject to certain thresholds and limits, to indemnify severally, and not jointly, Holdco and its subsidiaries, Fairfax and the Corporation and their affiliates and representatives for any losses resulting from the breach of any representation, warranty or covenant of such Trident Investor.

Expenses

Subject to the rights of the Trident Investors described under "— Termination", each party will pay its own costs and expenses incurred in connection with the negotiation, execution and Closing of the Subscription Agreement and the Proposed Transactions. At the Closing, Holdco will reimburse the Trident Investors, the Corporation and Fairfax for their respective reasonable out-of-pocket fees and business expenses.

Summary of the Amalgamation Agreement

The following description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the form of Amalgamation Agreement which is attached as Appendix B to this Circular. For a full description of the provisions of the common shares of the Amalgamated Corporation and the Amalco Redeemable Preferred Shares, see Schedule A to the Amalgamation

Agreement. Dissenting Shareholders will be entitled to be paid the fair value of their Shares in accordance with the CBCA. For a summary of such dissent rights, see "Dissenting Shareholders Rights" and Appendices D and E to this Circular.

If the Special Resolution is approved, the Going Private Transaction will be effected substantially in accordance with the form of the Amalgamation Agreement between the Corporation, CLCL and Subco, attached as Appendix B to this Circular. Subject to obtaining the requisite approval of the shareholders of the Corporation, CLCL and Subco and the filing of Articles of Amalgamation, the Amalgamation will become effective on the Effective Date, at which time the Corporation, CLCL and Subco will amalgamate and continue as one corporation. On the Effective Date:

(a) each issued and outstanding Subordinate Voting Share (other than those held by Fairfax and its affiliates and any Dissenting Shareholders) will be exchanged for one Amalco Redeemable Preferred Share, each of which will be redeemed as soon as practicable following the Amalgamation for the Redemption Price;

(b) each issued and outstanding common share of CLCL and any other issued and outstanding shares of an amalgamating corporation held by another amalgamating corporation will be cancelled without any repayment of capital in respect thereof;

(c) each issued and outstanding Share held by Fairfax and its affiliates (other than Subco) will be exchanged for one common share of the Amalgamated Corporation;

(d) each issued and outstanding Subco common share will be exchanged for one common share of the Amalgamated Corporation; and

(e) Dissenting Shareholders will be entitled to be paid the fair value of their Shares.

In accordance with the CBCA, on the Effective Date:

(a) the Amalgamation will become effective and the Corporation, CLCL and Subco will be amalgamated and continued as one corporation under the terms and conditions described in the Amalgamation Agreement;

(b) the property of each of the Corporation, CLCL and Subco will continue to be the property of the Amalgamated Corporation;

(c) the Amalgamated Corporation will continue to be liable for the obligations of each of the Corporation, CLCL and Subco;

(d) an existing cause of action, claim or liability to prosecution will be unaffected;

(e) a civil, criminal or administrative action or proceeding pending by or against the Corporation, CLCL or Subco may be continued to be prosecuted by or against the Amalgamated Corporation;

(f) a conviction against, or ruling, order or judgment in favour of or against, the Corporation, CLCL or Subco may be enforced by or against the Amalgamated Corporation; and

(g) the Articles of Amalgamation will be deemed to be the articles of incorporation of the Amalgamated Corporation and the certificate of amalgamation will be deemed to be the certificate of incorporation of the Amalgamated Corporation.

The Amalgamation Agreement is subject to certain conditions, including that:

(a) the Amalgamation Agreement and the transactions contemplated thereby, including in particular the Amalgamation, shall have been approved by the shareholders of the Corporation, CLCL and Subco in accordance with the provisions of the CBCA and any other applicable regulatory requirements;

(b) consummation of the Amalgamation shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable law, including any order, injunction, decree or judgment of any court or other governmental entity; no such law that would have such an effect shall have been promulgated, entered, issued or determined by any court or other

governmental entity to be applicable to the Amalgamation; and no action or proceeding shall be pending or threatened by any governmental entity or other person on the Effective Date before any court or other governmental entity to restrain, enjoin or otherwise prevent the consummation of the Amalgamation, or to recover any material damages or obtain other material relief as a result of such transactions, or that otherwise relates to the application of any such law;

(c) all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Subco or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(d) Subco shall have deposited sufficient funds with CIBC Mellon (by bank transfer or other means satisfactory to CIBC Mellon) to pay the Total Cash Consideration upon redemption of the Amalco Redeemable Preferred Shares.

The Amalgamation Agreement may be terminated by the board of directors of any of the Corporation, CLCL or Subco at any time prior to the Amalgamation becoming effective, notwithstanding the approval of the Special Resolution.

The obligations of the Corporation and Fairfax to cause the Amalgamation to be carried out is also subject to the terms and conditions of the Subscription Agreement, including the conditions described under "— Summary of the Subscription Agreement — Conditions to Completion of the Proposed Transactions".

Investment by Certain Members of Management

Certain members of management of the Corporation and its subsidiaries will purchase preferred shares of Holdco subject to completion of the Going Private Transaction and will be entitled to participate in new equity incentive plans of Holdco. The amount of such investment may vary and will be calculated at the time of Closing, however it is expected that management will collectively hold approximately 4% of the outstanding preferred shares of Holdco.

Treatment of Outstanding Equity Awards

The Corporation has an equity award plan in place for senior officers of the Corporation and its subsidiaries. For U.S. participants, the plan operates as a restricted share plan under which participants receive Subordinate Voting Shares after stipulated vesting periods. For non-U.S. participants, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares held by an affiliate of the Corporation so that awards and grants do not dilute the interests of other Shareholders. Awards representing approximately 472,500 Subordinate Voting Shares are currently outstanding under the plan. The Corporation intends, pursuant to the terms of the plan, to accelerate the vesting of all unvested awards prior to the Going Private Transaction to allow participants in the plan to receive $3.20 in cash per Subordinate Voting Share, either by way of the Amalco Redeemable Preferred Shares or by way of a cash payment from the Corporation, to the extent that there are insufficient Subordinate Voting Shares held by the Corporation's affiliate to satisfy all outstanding awards.

Indemnification of Directors and Officers

The Corporation's obligations pursuant to indemnities provided or available to past and present directors and officers of the Corporation shall continue in full force and effect in accordance with their terms. Fairfax has agreed not to amend the relevant provisions of the Corporation's articles of incorporation, by-laws or any written indemnity agreement to reduce such obligations in any material respect. In addition, to the extent permitted by applicable law, for a period of six years from the closing date of the Proposed Transactions, Fairfax has agreed to indemnify the directors of the Corporation for any liability they incur as a result of the performance of their obligations under the Subscription Agreement to the extent such liability is not covered by any directors and officers liability insurance policy or under the Corporation's articles or by-laws or indemnity agreements with such directors.

Failure to Complete the Going Private Transaction

Subject to any actions that may be taken by Fairfax, if the Going Private Transaction is not completed, the other Proposed Transactions will not proceed and the Corporation intends, subject to ongoing review by the Board, to continue operating its business and to continue as a reporting issuer in all of the provinces of Canada. Any Letter of Transmittal completed by a Shareholder will be

of no effect and CIBC Mellon will return to the address specified in the Letter of Transmittal all surrendered share certificates deposited in connection therewith to the holders thereof as soon as practicable.

INFORMATION ON FAIRFAX AND SUBCO

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. Fairfax's corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value.

Subco, a wholly-owned subsidiary of Fairfax, was incorporated under the CBCA on October 4, 2007, solely for the purpose of completing the Going Private Transaction. Subco has not otherwise carried on any material business or activity.

If the Special Resolution is approved and the conditions set out in the Subscription Agreement and the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation, CLCL and Subco will amalgamate and continue as "Cunningham Lindsey Group Inc."

Prior to the Effective Date, Fairfax will be required by the terms of the Subscription Agreement and the Amalgamation Agreement to cause Subco to deliver the Total Cash Consideration to CIBC Mellon which will be paid to Subordinate Voting Shareholders (other than the Dissenting Shareholders and Fairfax and its affiliates) upon the redemption of the Amalco Redeemable Preferred Shares.

INFORMATION ON THE TRIDENT INVESTORS

The Trident Investors are wholly-owned subsidiaries of private equity funds managed by Stone Point. Stone Point is a global private equity firm based in Greenwich, Connecticut, U.S.A., that has raised more than US$10 billion in committed capital. Stone Point primarily targets investments in the insurance and financial services industries including, insurance underwriting, distribution and services, benefits and healthcare, asset management and retirement savings, and banking and depository institutions.

DEPOSIT OF SHARE CERTIFICATES AND REDEMPTION OF SHARES

The Letter of Transmittal sent to registered Shareholders with this Circular sets out the details of the procedure to be followed by each registered Subordinate Voting Shareholder for delivering the certificates representing the Subordinate Voting Shares owned by such Subordinate Voting Shareholder to CIBC Mellon. If the Going Private Transaction does not proceed, the Letter of Transmittal will be of no effect and the Corporation will cause CIBC Mellon to return all deposited share certificates representing Subordinate Voting Shares to the registered holders thereof as soon as possible. **Subordinate Voting Shareholders holding Subordinate Voting Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Subordinate Voting Shares.**

No share certificates representing Amalco Redeemable Preferred Shares will be issued to the Subordinate Voting Shareholders upon the Amalgamation becoming effective.

Settlement with persons who deposit Subordinate Voting Shares will be effected by CIBC Mellon forwarding cheques, representing the Redemption Price for each Amalco Redeemable Preferred Share redeemed, payable in Canadian funds by first class insured mail, postage prepaid. Unless otherwise directed in the Letter of Transmittal, the cheque to be issued in consideration will be issued in the name of the registered holder of Subordinate Voting Shares so deposited. Unless the person who deposits Subordinate Voting Shares instructs CIBC Mellon to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of the Corporation.

CIBC Mellon will act as the agent of persons who have deposited Subordinate Voting Shares pursuant to the Going Private Transaction for the purpose of receiving payment from the Amalgamated Corporation and transmitting payment from the Amalgamated Corporation to such persons, and receipt of payment by CIBC Mellon will be deemed to constitute receipt of payment by persons depositing Subordinate Voting Shares.

The holders of Amalco Redeemable Preferred Shares so redeemed shall thereafter have no rights against the Amalgamated Corporation in respect of such shares other than to receive payment for such shares. Any certificate, which prior to the Effective Date, represented issued and outstanding Subordinate Voting Shares which has not been surrendered on or prior to the sixth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against or in the Amalgamated Corporation or CIBC Mellon.

If a Subordinate Voting Shareholder fails to present and surrender the share certificates held by such Subordinate Voting Shareholder in accordance with the Letter of Transmittal, such Subordinate Voting Shareholder will not be entitled to receive a cheque representing all the proceeds payable to that Subordinate Voting Shareholder until the Subordinate Voting Shareholder delivers all such share certificates to CIBC Mellon. Under no circumstances will interest accrue and be paid by the Amalgamated Corporation or CIBC Mellon on any outstanding amounts of money owed to a Subordinate Voting Shareholder regardless of any delay in making such payment.

Lost Certificates

If a certificate representing Subordinate Voting Shares has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon. CIBC Mellon will respond with the replacement requirements, which must be properly completed and submitted in good order to CIBC Mellon.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Redeemable Preferred Shares generally applicable to Subordinate Voting Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Subordinate Voting Shares and Amalco Redeemable Preferred Shares as capital property, deal at arm's length with, and are not affiliated with, Fairfax or the Corporation. Subordinate Voting Shares and Amalco Redeemable Preferred Shares generally will be considered capital property to a Subordinate Voting Shareholder unless the Subordinate Voting Shareholder holds such shares in the course of carrying on a business of trading or dealing in securities or has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Subordinate Voting Shareholders who are resident in Canada for the purposes of the Tax Act and whose Subordinate Voting Shares or Amalco Redeemable Preferred Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have the Subordinate Voting Shares, Amalco Redeemable Preferred Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Subordinate Voting Shareholders in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations promulgated thereunder (the "**Regulations**") and on counsel's understanding of the current published administrative practices and assessing policies of the CRA as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**") but does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or of any non-Canadian jurisdiction. This summary assumes that the Subordinate Voting Shares and the Amalco Redeemable Preferred Shares will be listed or deemed to be listed on a designated stock exchange (which includes the TSX) at all relevant times. The Corporation has confirmed that the Amalco Redeemable Preferred Shares will be cancelled by the Amalgamated Corporation within sixty days after the Amalgamation. The Corporation has advised counsel that, prior to the redemption of the Amalco Redeemable Preferred Shares, neither the Amalgamated Corporation nor any predecessor thereto will make an election not to be a public corporation for purposes of the Tax Act.

This summary is not applicable to a Subordinate Voting Shareholder (a) that is, for the purposes of the "Mark-to-Market" rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act); (b) that is a "specified financial institution" (as defined in the Tax Act); or (c) an interest which is a "tax shelter investment" (as defined in the Tax Act). Such Subordinate Voting Shareholders should consult their own tax advisors.

This summary is not exhaustive of all Canadian federal income tax considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations

to any particular Subordinate Voting Shareholder. Accordingly, Subordinate Voting Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Residents of Canada

The following portion of the summary is generally applicable to a Subordinate Voting Shareholder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty ("**Canadian Resident Holder**").

Exchange of Subordinate Voting Shares for Amalco Redeemable Preferred Shares on Amalgamation

A Canadian Resident Holder whose Subordinate Voting Shares are exchanged for Amalco Redeemable Preferred Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the exchange. The Canadian Resident Holder will be considered to have disposed of his, her or its Subordinate Voting Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Subordinate Voting Shares to the Canadian Resident Holder immediately before the Amalgamation and to have acquired Amalco Redeemable Preferred Shares at an aggregate cost equal to such proceeds of disposition, which will represent the aggregate adjusted cost base of such shares to the Canadian Resident Holder.

Redemption of Amalco Redeemable Preferred Shares

On the redemption of Amalco Redeemable Preferred Shares received by a Canadian Resident Holder on the Amalgamation, the Canadian Resident Holder will be considered to have disposed of such shares for proceeds of disposition equal to the Redemption Price multiplied by the number of such shares held by such Canadian Resident Holder. The Canadian Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares exceed (or are less than) the aggregate adjusted cost base to the Canadian Resident Holder of such shares, as described above, less any reasonable costs of disposition. The tax treatment of capital gains and capital losses under the Tax Act is discussed below. No deemed dividend will arise on the redemption of a Canadian Resident Holder's Amalco Redeemable Preferred Shares.

Dissenting Shareholders

Under the current administrative practice of the CRA, Canadian Resident Holders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Subordinate Voting Shares for proceeds of disposition equal to the amount paid by the Amalgamated Corporation to them for such Subordinate Voting Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Subordinate Voting Shares immediately before the Amalgamation to the Canadian Resident Holder who is a Dissenting Shareholder less any reasonable costs of disposition. Any interest awarded to a Canadian Resident Holder who is a Dissenting Shareholder will be included in the Canadian Resident Holder's income. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.

Taxation of Capital Gains or Losses

A Canadian Resident Holder who, as described above, realizes a capital gain or a capital loss on the disposition of Amalco Redeemable Preferred Shares or, in the case of a Canadian Resident Holder who is a Dissenting Shareholder, on the disposition of Subordinate Voting Shares, will generally be required to include in income one-half of any such capital gain ("**taxable capital gain**") and may apply one-half of any such capital loss ("**allowable capital loss**") against taxable capital gains for a taxation year, all in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year, in either case, against taxable capital gains realized in such years in accordance with the detailed rules of the Tax Act.

If the Canadian Resident Holder is a corporation or a partnership or trust of which a corporation is a partner or beneficiary, any capital loss realized on the disposition of any such shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such Subordinate Voting Shares or, in the case of a disposition of Amalco Redeemable Preferred Shares, on the Subordinate Voting Shares exchanged on the Amalgamation, to the extent and under the

circumstances described in the Tax Act. Canadian Resident Holders should consult their own tax advisors for specific information regarding the application of these provisions.

A "**Canadian-controlled private corporation**" (as defined in the Tax Act) may be liable to pay an additional $6^2/_3$% refundable tax on certain investment income, including amounts of interest and taxable capital gains.

The realization of a capital gain by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act. Canadian Resident Holders should consult their own tax advisors with respect to alternative minimum tax provisions.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Subordinate Voting Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident, nor deemed to be resident, in Canada, and who does not use or hold and is not deemed to use or hold Subordinate Voting Shares or Amalco Redeemable Preferred Shares in connection with carrying on a business in Canada or as "designated insurance property" and whose Subordinate Voting Shares or Amalco Redeemable Preferred Shares do not constitute "taxable Canadian property" to the Shareholder as defined in the Tax Act (a "**Non-Resident Holder**"). This summary does not apply to a Non-Resident Holder that is an insurer that carries on a business in Canada and elsewhere. Subordinate Voting Shares and Amalco Redeemable Preferred Shares will generally not constitute taxable Canadian property to a Subordinate Voting Shareholder unless, at any time during the 60-month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of the Corporation or 25% or more of the Amalco Redeemable Preferred Shares were owned or deemed under the Tax Act to be owned by the Subordinate Voting Shareholder, by persons with whom the Subordinate Voting Shareholder did not deal at arm's length, or by any combination thereof.

Realization of Capital Gains

No tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the exchange of Subordinate Voting Shares on the Amalgamation or in respect of any capital gain realized on the redemption of the Amalco Redeemable Preferred Shares after the Amalgamation.

Dissenting Shareholders

Under the current administrative practice of the CRA, the receipt by a Non-Resident Holder who is a Dissenting Shareholder with respect to the Amalgamation of a cash payment equal to the fair value of his, her or its Subordinate Voting Shares will be treated as proceeds of disposition of such Subordinate Voting Shares (except for any amount received as interest). No Canadian tax will be payable on any capital gain realized by a Non-Resident Holder in these circumstances. Pursuant to the Tax Proposals, any interest awarded to a Non-Resident Holder who is a Dissenting Shareholder will not be subject to Canadian withholding tax if paid after December 31, 2007 but otherwise will be taxed at a rate of 25% or such lower rate as may be provided under the terms of an applicable income tax treaty.

DISSENTING SHAREHOLDERS RIGHTS

Under the provisions of Section 190 of the CBCA, a registered Shareholder is entitled to send to the Corporation a written objection to the Special Resolution. In addition to any other right a Shareholder may have, when the Going Private Transaction becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of the Shares held by it in respect of which it dissents, determined as at the close of business on the day before the Special Resolution is adopted.

The dissent procedure provided by Section 190 of the CBCA is summarized in Schedule D to this Circular. Shareholders who may wish to dissent are referred to such Schedule. A Shareholder may only exercise the right to dissent under Section 190 of the CBCA in respect of Shares which are registered in that Shareholder's name. Failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

The execution or exercise of a proxy voting instruction does not constitute a written objection for the purposes of exercising dissent rights under Section 190 of the CBCA.

It is not necessary for Subordinate Voting Shareholders to exercise the "right to dissent" described above in order to receive the Redemption Price in cash for each Subordinate Voting Share, pursuant to the Going Private Transaction.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS

The following table sets out the securities of the Corporation owned or over which control or direction is exercised by each director and senior officer of the Corporation as at the date hereof:

Name and Residence(1)	Major Positions with the Corporation	Ownership or Control over Voting Securities(2)
Jan Christiansen, Barrington, Illinois, U.S.A.	Director, Chief Executive Officer and President	31,000 Subordinate Voting Shares
Anthony F. Griffiths, Toronto, Ontario, Canada	Director, Chair of the Board, member of the Audit, Compensation and Corporate Governance and Nominating Committees	4,666 Subordinate Voting Shares
Michael R.F. Langdon, London, England	Director, member of the Corporate Governance and Nominating Committee	8,240 Subordinate Voting Shares
V. Prem Watsa, Toronto, Ontario, Canada	Director	66,250 Subordinate Voting Shares(3)

(1) The information as to the business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective directors.

(2) Beneficial ownership includes Shares subject to presently exercisable options.

(3) Mr. Watsa owns 63,750 Subordinate Voting Shares, and exercises control or direction over an additional 2,500 Subordinate Voting Shares. Mr. Watsa controls the Sixty Two Investment Company Limited ("Sixty Two"), which owns 1,548,000 multiple voting shares and 50,620 subordinate voting shares of Fairfax. Mr. Watsa himself beneficially owns 256,534 subordinate voting shares of Fairfax and exercises control or direction over an additional 2,100 subordinate voting shares of Fairfax, which, together with the shares owned by Sixty Two, represent approximately 48.6% of the total votes attached to all classes of Fairfax's shares. Fairfax beneficially owns 2,172,829 Multiple Voting Shares and 16,744,283 Subordinate Voting Shares.

Except as set forth above, to the knowledge of the Corporation, no other director or senior officer of the Corporation owns or exercises control or direction over any securities of the Corporation. For description of the equity award plans and how the holders of the options will be impacted by the Going Private Transaction, please read "Information Regarding the Going Private Transaction - Terms of the Going Private Transaction - Treatment of Outstanding Equity Awards".

PRICE RANGE AND TRADING HISTORY OF SHARES

The Subordinate Voting Shares are listed for trading on the TSX under the symbol "LIN". Prior to April 13, 2006, the Subordinate Voting Shares traded on the TSX under the symbol "LM.SV". The following table sets out the high and low closing prices and aggregate trading volume of the Subordinate Voting Shares on the TSX for the previous twelve months:

		Price Range		
Year	Period	High	Low	Volume
2006	November	$2.62	$2.25	16.560
	December	2.76	2.20	25,500
2007	January	$3.50	$2.75	17.400
	February	3.70	3.00	10,522
	March	3.75	3.00	23,800
	April	3.75	3.00	2,990
	May	3.10	3.00	2,000
	June	3.50	3.00	3,300
	July	3.50	2.95	3,100
	August	3.25	2.95	2,525
	September	3.25	2.26	23,830
	October	3.25	2.55	6,833
	November (1 to 13)	3.20	3.00	11,410

The closing price of the Subordinate Voting Shares on the TSX on October 29, 2007, the last date on which the Subordinate Voting Shares traded prior to the announcement of the Proposed Transactions, was $2.55. The closing price of the Subordinate Voting Shares on the TSX on November 6, 2007, the last date on which the Subordinate Voting Shares traded prior to the date of this Circular, was $3.00.

The Multiple Voting Shares are not listed or quoted on any marketplace. The Corporation did not sell any of its Multiple Voting Shares during its most recently completed financial year.

The Corporation has not purchased or sold any securities of the Corporation excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights during the 12 months preceding the date of this Circular.

DIVIDEND RECORD

Under the terms of the Brookfield Facility, the Corporation has agreed not to pay any dividends or make certain other corporate distributions so long as amounts are outstanding under such facility without the lender's prior consent.

The Board of Directors regularly reviews the Corporation's ability to pay dividends. The Board has not declared any dividends in the past three financial years and has no current intention to do so.

EXPENSES OF THE GOING PRIVATE TRANSACTION

The Corporation will pay the costs of the Going Private Transaction including legal, accounting, filing and printing costs, the costs for the preparation of this Circular, the costs for the Valuation and Fairness Opinion and fees paid to the members of the Special Committee. Fairfax has agreed to reimburse the Corporation for the total cost of the Valuation and Fairness Opinion if the Subscription Agreement is terminated. The amount of such cost is expected to be approximately $200,000, plus applicable taxes. Provided that the Proposed Transactions are completed, Holdco has agreed pursuant to the Subscription Agreement to reimburse Fairfax and the Trident Investors for the fees and expenses, including those of the Corporation, incurred in connection with the Proposed Transactions.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation's majority shareholder, Fairfax, purchases and maintains directors' and officers' liability insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. It is part of a blended insurance program that provides a one-year combined aggregate limit of liability of US$175 million, with a deductible to the Corporation of US$10 million per loss. The approximate annual premium for the directors' and officers' liability insurance to Fairfax is US$7.511 million of which approximately US$750,000 is allocated to the Corporation. The Corporation has also purchased directors' and officers' liability insurance that supplements the Fairfax program. This directors' and officers' insurance has a one-year combined aggregate limit of liability of US$10 million, with a deductible of US$100,000 per loss (US$250,000 for securities' claims) for indemnifiable amounts and nil per loss for non-indemnifiable amounts. The approximate annual premium for this directors' and officers' liability insurance is US$167,000. All directors' and officers' liability insurance expires May 31, 2008.

PRIOR VALUATIONS

To the knowledge of the Corporation and its directors and executive officers, after reasonable inquiry, there are no prior valuations (as such term is defined in the Related Party Rules) of the Corporation, its material assets or its securities made in the 24 months preceding the date hereof.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, based on information provided by our directors and executive officers, no informed person or any associate or affiliate of any informed person had any material interest, direct or indirect, in any transaction completed since January 1, 2006 or that is proposed which has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation has entered into the material transactions described below with Fairfax since January 1, 2006. Fairfax's address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. References to amounts for 2007 "to date" are to amounts as of September 30, 2007, unless otherwise noted.

In connection with the renewal of the $72.8 million Brookfield Facility in March 31, 2006, Fairfax agreed to provide the Corporation with financing as necessary to allow it to meet its liabilities and obligations as and when they fall due under the renewed facility, including the one-year extension, but only to the extent that money is not otherwise readily available to the Corporation to meet such liabilities and obligations.

In 2006, the Corporation borrowed $4 million from Fairfax and to date in 2007 the Corporation has borrowed an additional $6.7 million from Fairfax for a total of $10.7 million. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to the Brookfield Facility. Interest expensed and paid on borrowings from Fairfax during 2007 has been $300,000.

The Corporation has a management services agreement with Fairfax pursuant to which Fairfax provides the Corporation with specified management services in consideration for an annual management fee. During 2006, the Corporation paid $300,000 to Fairfax in respect of management fees under this agreement. During 2007, the Corporation has paid $200,000 to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax agreed to reimburse the Corporation for $4.6 million of the costs related to the sale of the U.S. TPA Business. On February 13, 2007, June 14, 2007, and September 10, 2007, Fairfax paid approximately $5.7 million, $1.9 million, and $900,000, respectively, to the Corporation in respect of costs related to the U.S. TPA Business. As at September 30, 2007, $500,000 is included within other accounts receivable in respect of the Corporation's estimate of amounts recoverable from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of the Corporation's outstanding shares, which allows Fairfax to include the Corporation's United Kingdom subsidiaries in its group tax return filings in the United Kingdom. In 2006, the Corporation made tax instalment payments totaling $1.9 million to Fairfax. During 2007, the Corporation has made tax instalment payments totalling $5.3 million to Fairfax. Of this amount, $4.7 million related to 2006 and $600,000 related to 2005. In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

The Corporation provides certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control was $12.8 million in 2006 and $8.8 million to date in 2007. Amounts charged in the normal course of business to companies under Fairfax's control in 2006 for rent was $200,000.

Companies under Fairfax's control provide the Corporation with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $600,000 in 2006 and $400,000 to date in 2007. Year-to-date, costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies Fairfax's control were $200,000.

At December 31, 2006, the Corporation owed Fairfax $1.3 million for participation in an insurance program arranged by Fairfax with third party carriers. In 2006, the Corporation did not make any payments to Fairfax for participation in this program. At September 30, 2007, the Corporation owed Fairfax $1.8 million for participation in an insurance program arranged by Fairfax with third-party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. Of this amount, $1.1 million is for claims made in the period June 1, 2006 to May 31, 2007, and $700,000 is for claims made in the period June 1, 2007 to May 31, 2008.

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING

Except for the interests of Fairfax in the Proposed Transactions and except as disclosed elsewhere in this Circular, no director or executive officer of the Corporation nor any associate or affiliate of any of the foregoing persons, nor any person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to any outstanding voting securities of the Corporation, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting. Also see "Information Regarding the Going Private Transaction—Investment by Certain Members of Management".

LEGAL MATTERS

Torys LLP, counsel to the Corporation and Fairfax, and Osler, Hoskin & Harcourt LLP, counsel to the Special Committee, have provided legal advice upon corporate, securities and tax law matters in connection with the Going Private Transaction.

EFFECT OF THE GOING PRIVATE TRANSACTION ON MARKETS AND LISTINGS

Upon the completion of the Going Private Transaction, the Amalgamated Corporation will apply to the TSX for the delisting of the Subordinate Voting Shares. It is anticipated that the Amalgamated Corporation will continue to be a reporting issuer under applicable Canadian provincial securities laws until such time as the Public Debentures are no longer outstanding. As a result of the Corporation no longer having outstanding equity securities following the Going Private Transaction, certain requirements of Canadian provincial securities legislation will no longer apply to the Corporation, such as the requirements related to the composition of the Corporation's audit committee and disclosure of the Corporation's corporate governance practices. The Corporation will, however, still be subject to ongoing continuous disclosure and reporting obligations, including the requirements to file annual and interim financial statements and related management's discussion and analysis, annual information forms and the requirement to make timely disclosure of material changes. It is anticipated that the Corporation will cease to be a "reporting issuer" under applicable Canadian provincial securities legislation following the maturity of the Public Debentures.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP. The transfer agent and registrar of the Corporation is CIBC Mellon at its principal office in Toronto, Ontario.

OTHER BUSINESS

Management does not currently know of any matters to be brought before the Meeting other than those set forth in the notice of special meeting accompanying this Circular.

ADDITIONAL INFORMATION

Shareholders who wish additional information should contact the Corporation at 70 University Avenue, Suite 1000 Toronto, Ontario M5J 2M4 or (416) 596-8020.

The Corporation will provide any person or company, upon request to its corporate secretary, and without charge to Shareholders of the Corporation, with a copy of:

- the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated by reference in the current annual information form;

- the comparative financial statements of the Corporation for the fiscal years ended December 31, 2006 and 2005, together with the report of the auditors therein;
- the annual report of the Corporation for the fiscal year ended December 31, 2006, which includes management's discussion and analysis of financial conditions and results of operations;
- the financial statements and related management's discussion and analysis of the Corporation for any completed interim periods subsequent to December 31, 2006;
- the management proxy circular for the annual meeting of shareholders, dated March 6, 2007; and
- this Circular.

The above referenced documents and other information relating to the Corporation are available on SEDAR at www. sedar.com.

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis of financial conditions and results of operations referred to above.

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular to the Shareholders of the Corporation.

DATED at Toronto, Ontario, the 14th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"JAN CHRISTIANSEN"
(signed)

President and Chief Executive Officer

CONSENT

To: The Board of Directors of Cunningham Lindsey Group Inc. (the "**Corporation**")

We refer to the valuation and fairness opinion dated as of October 26, 2007 (the "**Valuation and Fairness Opinion**") included in the Management Proxy Circular of the Corporation dated November 14, 2007 (the "**Circular**") which we prepared for the special committee of the board of directors of the Corporation in connection with the proposed Going Private Transaction (as defined in the Circular). We consent to the reference to our name and to the references and description of the Valuation and Fairness Opinion in the Circular and to filing of the Valuation and Fairness Opinion with the Circular.

Toronto, Ontario
November 14, 2007

Crosbie & Company Inc.
(Signed)

CONSENT

To: The Board of Directors of Cunningham Lindsey Group Inc. (the "**Corporation**")

We hereby consent to the reference to the opinions of this firm under "Certain Canadian Federal Income Tax Considerations" and to reference to our name in the Circular of the Corporation dated November 14, 2007.

Toronto, Ontario
November 14, 2007

TORYS LLP
(Signed)

APPENDIX A
SPECIAL SHAREHOLDERS RESOLUTION OF CUNNINGHAM LINDSEY GROUP INC.

(the "Corporation")

RESOLVED AS A SPECIAL RESOLUTION

1. the going private transaction of the Corporation (the "**Going Private Transaction**") including the amalgamation of the Corporation with Cunningham Lindsey Canada Limited and 6851207 Canada Limited, a company owned by Fairfax Financial Holdings Limited ("**Fairfax**"), as more particularly described in the management proxy circular (the "**Circular**") of the Corporation dated November 14, 2007, as the Going Private Transaction may be modified or amended, is hereby approved;

2. the amalgamation agreement (the "**Amalgamation Agreement**") between Fairfax, the Corporation, Cunningham Lindsey Canada Limited and 6851207 Canada Limited, substantially in the form attached as Appendix B to the Circular, and the entering into of the Amalgamation Agreement, as the same may have been amended, is hereby approved;

3. notwithstanding that this Special Resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation may, in their sole discretion and without further approval of the shareholders of the Corporation, (i) amend the Amalgamation Agreement to the extent permitted by the Subscription Agreement (as defined in the Circular), or (ii) not proceed with the Going Private Transaction, subject to compliance with the terms of the Subscription Agreement as further described in the Circular; and

4. any director or officer of the Corporation is hereby authorized and directed for and on behalf of and in the name of the Corporation, to do all acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing and the matters authorized thereby.

APPENDIX B
AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT entered into this ■ day of ■, 2007.

BETWEEN:

CUNNINGHAM LINDSEY GROUP INC., a corporation existing under the *Canada Business Corporations Act*

(hereinafter referred to as the "Corporation")

— and —

6851207 CANADA LIMITED, a corporation existing under the *Canada Business Corporations Act*

(hereinafter referred to as "Subco")

— and —

CUNNINGHAM LINDSEY CANADA LIMITED, a corporation existing under the *Canada Business Corporations Act*

(hereinafter referred to as "CLCL")

— and —

FAIRFAX FINANCIAL HOLDINGS LIMITED, a corporation existing under the *Canada Business Corporations Act*

(hereinafter referred to as "Fairfax")

RECITALS:

(A) The Corporation, Subco and CLCL have agreed to amalgamate pursuant to the *Canada Business Corporations Act* (the "CBCA") upon the terms and conditions hereinafter set forth;

(B) As of the date hereof, the authorized capital of the Corporation consists of 2,172,829 multiple voting shares ("Multiple Voting Shares") of which 2,172,829 are issued and outstanding, an unlimited number of subordinate voting shares ("Subordinate Voting Shares") of which 19,919,968 are issued and outstanding, and an unlimited number of preferred shares of which none are issued and outstanding;

(C) The authorized capital of Subco consists of an unlimited number of common shares ("Subco Common Shares") of which one is issued and outstanding;

(D) The authorized capital of CLCL consists of an unlimited number of common shares ("CLCL Common Shares") of which 7,358,896 common shares are issued and outstanding and one restricted voting and non-participating shares, of which none are outstanding;

(E) The Corporation, Subco and CLCL have each made disclosure to the others of their respective assets and liabilities; and

(F) It is desirable that the Amalgamation be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. **Interpretation**

In this Agreement:

"Affiliate" means an affiliated body corporate within the meaning of Section 1(2) of the CBCA;

"Agreement" means this amalgamation agreement and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement;

"Amalco" means the corporation continuing following the Amalgamation;

"Amalco Common Shares" means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalco Redeemable Preferred Shares" means the redeemable preferred shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalgamating Corporations" means the Corporation, Subco and CLCL;

"Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Agreement;

"Business Day" means any day on which commercial banks are open for business in Toronto, Ontario other than a Saturday, Sunday or any other day that is treated as a statutory holiday in Ontario under the laws of the Province of Ontario or the federal laws of Canada;

"Circular" means the management information circular sent to Shareholders in connection with the Meeting;

"Dissenting Shareholder" means a registered Shareholder who, in connection with the special resolution of the Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive, if the Amalgamation is completed, the fair value of his or her Multiple Voting Shares or Subordinate Voting Shares, as the case may be, as determined by a court;

"Effective Date" means the date on which the Amalgamation becomes effective;

"Meeting" means the special meeting (and any adjournments or postponements thereof) of Shareholders to be held on or about December 14, 2007 to consider the approval of the special resolution which approves and adopts this Agreement and the Amalgamation;

"Redemption Date" means as soon as practicable on the Effective Date;

"**Shareholder**" means a holder of Multiple Voting Shares or Subordinate Voting Shares; and

"**Tax Act**" means the *Income Tax Act* (Canada), as now in effect and as it may be amended from time to time prior to the Effective Date.

Words and phrases used but not defined in this Agreement and defined in the CBCA shall have the same meaning in this Agreement as in the CBCA unless the context or subject matter otherwise requires.

2. Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate and to continue as one corporation on the terms and conditions set out in this Agreement. The Effective Date shall be ■, 2007 or such later date as the board of directors of the Corporation may determine.

3. Name

The name of Amalco shall be "Cunningham Lindsey Group Inc.".

4. Registered Office

The registered office of Amalco shall be situated in the City of Toronto, Province of Ontario, and located therein at 70 University Avenue, Suite 1000, Toronto, Ontario, M5J 2M4.

5. Authorized Capital

Amalco is authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Amalco Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set forth in Schedule A to this Agreement.

6. Private Company Restrictions

The transfer of securities (other than non-convertible debt securities) of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either:

(a) the approval of the directors of Amalco expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(b) the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

7. Restrictions on Business

There shall be no restrictions on the business which Amalco is authorized to carry on.

8. Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of three and a maximum number of ten directors and the board of directors shall have the power

to determine the number of directors. The initial directors of Amalco will be Jan Christiansen, Anthony F. Griffiths, Paul L. Murray, Eric P. Salsberg, V. Prem Watsa and Robert S. Weiss.

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

9. **By-Laws**

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of the Corporation in effect prior to the Effective Date.

10. **Amalgamation**

On the Effective Date:

(a) each issued and outstanding Subordinate Voting Share and Multiple Voting Share, other than those held by Dissenting Shareholders, Subco or Fairfax or any of its affiliates, will be exchanged for one Amalco Redeemable Preferred Share;

(b) each issued and outstanding Subordinate Voting Share and Multiple Voting Share held by Fairfax or its affiliates (other than Subco) will be exchanged for one Amalco Common Share;

(c) each issued and outstanding Subco Common Share will be exchanged for one Amalco Common Share;

(d) Dissenting Shareholders will be entitled to be paid the fair value of their Multiple Voting Shares or Subordinate Voting Shares, as the case may be, by Amalco, and their Multiple Voting Shares or Subordinate Voting Shares, as the case may be, will be cancelled; and

(e) notwithstanding the above, each issued and outstanding share of an Amalgamating Corporation held by another Amalgamating Corporation shall be cancelled without any repayment of capital in respect thereof.

11. **Share Certificates**

No share certificates shall be issued in respect of the Amalco Redeemable Preferred Shares, and such shares shall be evidenced by the certificates representing Subordinate Voting Shares and Multiple Voting Shares, as the case may be (other than those held by Fairfax or its affiliates and by the Dissenting Shareholders). Following the Effective Date, the former holders of Subordinate Voting Shares and Multiple Voting Shares, as the case may be (other than those held by Fairfax or its affiliates and by the Dissenting Shareholders) shall be entitled to receive cheques representing the aggregate Redemption Amount (as defined in Schedule A) payable in respect of the Amalco Redeemable Preferred Shares into which their Subordinate Voting Shares and Multiple Voting Shares, as the case may be, were converted, upon surrender of the certificate(s) evidencing such shares held by them or on providing other satisfactory evidence of their entitlement thereto. No share certificates shall be issued in respect of the Amalco Common Shares, an such shares shall be evidenced by the certificates representing common shares of Subco and Subordinate Voting Shares and Multiple Voting Shares, as the case may be.

12. **Stated Capital Accounts**

The stated capital account in the records of Amalco shall be determined as follows:

(a) for the Amalco Redeemable Preferred Shares, an amount equal to the number of Amalco Redeemable Preferred Shares resulting from the exchange of Subordinate Voting Shares and Multiple Voting Shares under the Amalgamation (including, without limitation, Amalco

Redeemable Preferred Shares resulting from the deemed exchange of Subordinate Voting Shares or Multiple Voting Shares) multiplied by the sum of Cdn.$3.20; and

(b) for the Amalco Common Shares, the aggregate paid up capital (as defined in the Tax Act) attributable to the shares of the Amalgamating Corporations (other than the shares of an Amalgamating Corporation held by another Amalgamating Corporation or by a Dissenting Shareholder) less the amounts allocated to the stated capital accounts for the Amalco Redeemable Preferred Shares in accordance with paragraph (a) of this section.

13. Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a) this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the CBCA and any other applicable regulatory requirements;

(b) consummation of the Amalgamation shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable law, including any order, injunction, decree or judgment of any court or other governmental entity; no such law that would have such an effect shall have been promulgated, entered, issued or determined by any court or other governmental entity to be applicable to the Amalgamation; and no action or proceeding shall be pending or threatened by any governmental entity or other person on the Effective Date before any court or other governmental entity to restrain, enjoin or otherwise prevent the consummation of the Amalgamation, or to recover any material damages or obtain other material relief as a result of such transactions, or that otherwise relates to the application of any such law; and

(c) all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Subco or any applicable governmental or regulatory waiting period shall have expired or been terminated.

14. Conditions for the Benefit of the Corporation and CLCL

The obligations of the Corporation and CLCL to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the condition that Subco shall have deposited sufficient funds with the Depositary (as defined in Schedule A) to pay the aggregate Redemption Amount on the Redemption Date.

15. Representations and Warranties

(a) The Corporation hereby represents and warrants to Subco and CLCL that as of the Effective Date:

(i) the Corporation is incorporated and existing under the CBCA;

(ii) the authorized and issued capital of the Corporation shall be as set forth in recital (B) of this Agreement;

(iii) no approval or consent of any person, and no filing or notification will be required, in connection with the entering into by the Corporation of this Agreement or the performance by the Corporation of its obligations hereunder (except such approvals, consents, notifications or filings as have been obtained or made); and

(iv) this Agreement shall constitute a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms.

(b) Subco hereby represents and warrants to the Corporation and CLCL that as of the Effective Date:

(i) Subco is incorporated and existing under the CBCA;

(ii) the authorized and issued capital of Subco shall be as set forth in recital (C) to this Agreement;

(iii) no approval or consent of any person, and no filing or notification will be required, in connection with the entering into by Subco of this Agreement or the performance of its obligations hereunder (except such approvals, consents, notifications or filings as have been obtained or made); and

(iv) this Agreement shall constitute a legal, valid and binding agreement of Subco enforceable against it in accordance with its terms.

(c) CLCL hereby represents and warrants to the Corporation and Subco that as of the Effective Date:

(i) CLCL is incorporated and existing under the CBCA;

(ii) the authorized and issued capital of CLCL shall be as set forth in recital (D) to this Agreement;

(iii) no approval or consent of any person, and no filing or notification will be required, in connection with the entering into by CLCL of this Agreement or the performance of its obligations hereunder (except such approvals, consents, notifications or filings as have been obtained or made); and

(iv) this Agreement shall constitute a legal, valid and binding agreement of CLCL enforceable against it in accordance with its terms.

(d) Fairfax hereby represents and warrants to the Corporation that:

(i) no approval or consent of any person, and no filing or notification will be required, in connection with the entering into by Fairfax of this Agreement or the performance of its obligations hereunder (except such approvals, consents, notifications or filings as have been obtained or made);

(ii) this Agreement shall constitute a legal, valid and binding agreement of Fairfax enforceable against it in accordance with its terms; and

(iii) Fairfax is the beneficial owner of all of the Subco Common Shares.

(e) The representations and warranties set forth in this section 15 shall survive the Amalgamation and remain in full force and effect for the benefit of the respective parties to whom such representations and warranties are made.

16. Dissenting Shareholders

Multiple Voting Shares and Subordinate Voting Shares which are held by a Dissenting Shareholder shall not be exchanged for Amalco Redeemable Preferred Shares on the Effective Date. However, if a Shareholder fails to

properly exercise its right to make a claim under Section 190 of the CBCA or waives its right to make such a claim, or if such Shareholder's rights as a Shareholder of the Corporation are otherwise reinstated, each Multiple Voting Share or Subordinate Voting Share, as the case may be, held by that Shareholder shall thereupon be deemed to have been exchanged for an Amalco Redeemable Preferred Share on the Effective Date.

17. **Completion of the Amalgamation/Filing of Documents**

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement as provided in section 13(a) of this Agreement, subject to the other provisions of this Agreement, the Amalgamating Corporations shall, on a date selected by the Amalgamating Corporations, jointly file with the Director under the CBCA articles of amalgamation and such other documents as may be required in order for the Amalgamation to become effective in accordance with the CBCA.

18. **Covenant of Fairfax**

Fairfax agrees to use its best efforts to cause Subco to duly and punctually perform each and every of its obligations under this Agreement.

19. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

20. **Counterparts**

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

21. **Entire Agreement**

This Agreement constitutes the entire agreement between the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral or written, between such parties with respect to the subject matter hereof.

22. **Termination**

This Agreement may be terminated by the board of directors of any of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the endorsement by the Director under the CBCA of the certificate on the articles of amalgamation.

IN WITNESS WHEREOF the parties have executed this Agreement.

CUNNINGHAM LINDSEY GROUP INC.

By: ______________________________
Name:

Title:

6851207 CANADA LIMITED

By: ______________________________
Name:

Title:

CUNNINGHAM LINDSEY CANADA LIMITED

By: ______________________________
Name:

Title:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: ______________________________
Name:

Title:

SCHEDULE A
TO AMALGAMATION AGREEMENT

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Redeemable Preferred Shares.

1. REDEEMABLE PREFERRED SHARES

The Redeemable Preferred Shares, as a class, shall be designated as Redeemable Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1 Redemption

The Corporation shall, subject to the requirements of the *Canada Business Corporations Act*, as amended (the "CBCA"), as soon as practicable following the issuance of the Redeemable Preferred Shares (the "Time of Redemption"), redeem all of the Redeemable Preferred Shares in accordance with the following provisions of this section. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Redeemable Preferred Shares for redemption.

Prior to the Time of Redemption, the Corporation shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "Depositary") at its principal office in the City of Toronto Cdn.$3.20 (the "Redemption Amount") in respect of each Redeemable Preferred Share to be redeemed. At the Time of Redemption, holders of Redeemable Preferred Shares will become entitled to the Redemption Amount.

Delivery of the aggregate Redemption Amount to the Depositary prior to the Time of Redemption shall be a full and complete discharge of the Corporation's obligation to deliver the aggregate Redemption Amount to the holders of Redeemable Preferred Shares.

From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificates representing the subordinate voting shares of the Corporation's predecessor, Cunningham Lindsey Group Inc., which were converted into Redeemable Preferred Shares upon the Amalgamation, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor.

From the Time of Redemption, the Redeemable Preferred Shares in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the aggregate Redemption Amount payable to them, on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not been fully paid to holders of Redeemable Preferred Shares in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to the Corporation.

1.2 Priority

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Preferred Share as provided under section 1.1, the holders of Redeemable

Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Redeemable Preferred Share held by them respectively and no more. After payment to the holders of Redeemable Preferred Shares of the amounts so payable to them as herein provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

1.3 Dividends

The holders of the Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

1.4 Voting Rights

Except as otherwise provided by the CBCA, the holders of the Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2. COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1 Voting Rights

The holders of the Common Shares shall be entitled to vote at all meetings of shareholders of the Corporation and shall be entitled to one vote at all such meetings in respect of each Common Share held.

2.2 Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, after payment of all amounts payable to holders of Redeemable Preferred Shares, if any, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

2.3 Dividends

The holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the board of directors may from time to time determine.

APPENDIX C
VALUATION AND FAIRNESS OPINION

CROSBIE

A SPECIALTY INVESTMENT BANKING FIRM

PRIVATE & CONFIDENTIAL

October 26, 2007

The Special Committee of the Board of Directors of
Cunningham Lindsey Group Inc.
70 University Ave, Suite 1000
Toronto, ON
M5J 2M4

To the Members of the Special Committee:

RE: VALUATION AND FAIRNESS OPINION

Crosbie & Company Inc. ("Crosbie") understands that Cunningham Lindsey Group Inc. ("CLGI" or the "Corporation") has 2,172,829 multiple voting shares and 19,919,968 subordinate voting shares (the "Subordinate Voting Shares") issued and outstanding.

Crosbie also understands that Fairfax Financial Holdings Limited owns or controls, directly or indirectly, 100% of the multiple voting shares and 16,744,831 of the Subordinate Voting Shares, representing an 85.6% equity interest in the Corporation.

Crosbie further understands that the Corporation is considering entering into an agreement with Fairfax Financial Holdings Limited and certain of its affiliated entities ("Fairfax") and Trident CL Holdings, LLC, a private equity fund managed by Stone Point Capital LLC ("Stone Point"), and certain of its affiliated entities (the "Trident Investors"), pursuant to which:

(a) Fairfax would acquire, by way of amalgamation, all of the issued and outstanding Subordinate Voting Shares of the Corporation not already owned by Fairfax and its affiliates at a cash price of $3.20 per share (the "Going Private Transaction"); and

(b) following the completion of the Going Private Transaction, (1) Fairfax would reorganize the Corporation and its subsidiaries by transferring the business of the Corporation and its subsidiaries, other than the third party administration business conducted by certain of its United States subsidiaries (the "U.S. TPA Business") and certain other assets, including certain Canadian and U.S. tax losses (the "Other Assets"), to a newly-formed holding company ("Holdco"); (2) Fairfax would acquire the U.S. TPA Business and the Other

Crosbie is a member of the International Network of M&A Partners (IMAP), an exclusive global partnership of leading M&A advisory firms. www.imap.com

Crosbie & Company Inc. • Sun Life Financial Tower • 150 King Street West • 15th Floor, P.O. Box 95 • Toronto, ON M5H 1J9
tel: 416.362.7726 • fax: 416.362.3447 • e-mail: info@crosbieco.com • website: www.crosbieco.com

Assets; (3) the Corporation would acquire a $125 million note of Holdco which would have a maturity corresponding to the maturity of the Corporation's outstanding 7% unsecured series "B" debentures due June 16, 2008 (the "Public Debentures"); (4) Fairfax would cause the Corporation to invest approximately $20 million in Holdco; (5) the Trident Investors would invest approximately $80 million in Holdco and acquire a 51% equity interest in Holdco; and (6) certain members of management of the Corporation would invest in Holdco and acquire a 4% equity interest in Holdco (collectively, the "Reorganization").

Following the Reorganization:

- Holdco would own the business of the Corporation and its subsidiaries other than the U.S. TPA Business.
- The Trident Investors would own a 51% equity interest, the Corporation would own a 45% equity interest and certain members of management of the Corporation would own a 4% equity interest in Holdco.
- Holdco would use the proceeds of the investments received by it to repay the $72.8 million unsecured non-revolving term facility owing by a subsidiary of the Corporation to Brascan Bridge Lending Fund Inc. and for working capital.
- The Public Debentures would remain outstanding.

The Going Private Transaction is a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 ("Rule 61-501") and a "going private transaction" for the purposes of Regulation Q-27 under the *Securities Act* (Quebec) ("Regulation Q-27") (collectively, the "Policies") and will be subject to compliance with the Policies.

The Board of Directors of CLGI (the "Board of Directors") has established a special committee of directors (the "Special Committee") to consider and evaluate the Going Private Transaction. In accordance with the Policies and other relevant provincial securities laws, the Special Committee has retained Crosbie to provide a formal written valuation (the "Valuation") of the Subordinate Voting Shares and to provide its opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the consideration offered under the Going Private Transaction to the holders of the Subordinate Voting Shares other than Fairfax and its affiliates (the "Minority Shareholders").

The terms of the Going Private Transaction and the Reorganization will be more fully described in a proxy circular (the "Circular") to be mailed to the Minority Shareholders.

Engagement of Crosbie by the Special Committee

Crosbie was first contacted on behalf of the Special Committee on July 24, 2007. On August 1, 2007, Crosbie was notified that it had been selected to provide the Valuation and Fairness

CROSBIE
A SPECIALTY INVESTMENT BANKING FIRM

Opinion (the "Engagement"). The Engagement was confirmed in a letter agreement dated August 7, 2007 (the "Engagement Letter"). Under the Engagement Letter, Crosbie is entitled to be paid a total fee of $200,000 plus GST for its services. Crosbie is also entitled to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel. As required under the Policies, the Valuation and Fairness Opinion are to be prepared under the supervision of the Special Committee and Crosbie's fees and out-of-pocket expenses are to be paid by the Corporation. CLGI has agreed to indemnify Crosbie, subject to certain limitations, against certain losses, claims, actions, suits, proceedings, damages, liabilities, costs or expenses arising out of the Engagement. The fees payable to Crosbie pursuant to the Engagement are not contingent in whole or in part on the success of the Going Private Transaction or on the conclusions reached in the Valuation and Fairness Opinion. Crosbie has no financial interest in the Corporation or Fairfax or any of their respective associates or affiliates.

Crosbie understands that a copy of the Valuation and Fairness Opinion is to be appended to the Circular and that a summary thereof is to be included in the Circular. Subject to the terms of the Engagement, Crosbie consented to such disclosure. In addition, pursuant to the requirements of applicable securities law, copies of the Valuation and Fairness Opinion may be filed with Canadian securities regulatory authorities.

Independence of Crosbie

Crosbie is not an "insider", "associated entity" or "affiliated entity" (as such terms are defined for the purpose of the Policies) of the Corporation, Fairfax, Stone Point or the Trident Investors or any of their respective associates or affiliates. After having reviewed the provisions of the Policies and considered its past, present and anticipated future involvement with the Corporation, Fairfax, Stone Point or the Trident Investors or their respective affiliates, Crosbie believes that, in connection with the preparation of the Valuation, it is a qualified and independent valuator, as such terms are used in the Policies.

Crosbie has not been engaged to provide any financial advisory services and has not participated in any financing involving the Corporation, Fairfax, Stone Point or the Trident Investors or any of their respective associates or affiliates during the 24 months preceding the date Crosbie was first contacted in respect of the Valuation.

No understandings or agreements exist between Crosbie and the Corporation, Fairfax, Stone Point or the Trident Investors or any of its respective associates or affiliates with respect to future financial advisory or investment banking services. Crosbie may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or Fairfax or any of their respective associates or affiliates.

Credentials of Crosbie

Crosbie is a Canadian-based specialty investment banking firm providing advisory services in relation to mergers, acquisitions, divestitures, debt and equity private placements, financial and corporate restructurings, management and employee buyouts, business and securities valuations

and fairness and regulatory opinions. The Valuation and Fairness Opinion herein represents the opinion of Crosbie as an entity and the form and content of the Valuation and Fairness Opinion have been reviewed and approved for release by a group of Crosbie senior investment banking professionals, each of whom is experienced in merger, acquisition, divestiture, debt and equity capital markets and valuation and fairness opinion matters.

Scope of Review

In connection with the Valuation and Fairness Opinion, Crosbie reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. audited annual financial statements of the Corporation for the years ended December 31, 2004, 2005 and 2006;
2. unaudited interim financial statements of the Corporation for the six months ended June 30, 2007;
3. unaudited internal monthly financial statements of the Corporation for the nine months ended September 30, 2007;
4. projected financial information for CLGI by business unit for the six years ending December 31, 2007 through December 31, 2012 (the "Management Projections") and accompanying assumptions prepared by the management of the Corporation ("Management") as of August 2007;
5. monthly budget financial information for CLGI for the year ending December 31, 2007 as prepared by Management as of August 2007 with certain subsequent updates;
6. income tax returns for CLGI, Cunningham Lindsey Canada Limited and Cunningham Lindsey US Inc. for the year ended December 31, 2006;
7. 2006 annual report of the Corporation;
8. annual information form dated March 9, 2007 of the Corporation;
9. notice of annual meeting and management information circular of the Corporation dated March 6, 2007;
10. a memorandum prepared by the Corporation's in-house counsel relating to the outstanding legal claim against Legion Insurance Company ("Legion") dated August 9, 2007;
11. a memorandum prepared by the Corporation's tax advisor, PricewaterhouseCoopers, who also acts as tax advisor to Fairfax, relating to the United States tax consequences of the Reorganization dated October 10, 2007;

12. a memorandum prepared by the Corporation's tax advisor, PricewaterhouseCoopers, relating to the Canadian tax consequences of the Reorganization dated October 10, 2007;

13. various non-public information relating to the Corporation including memos, business plans and an information memorandum prepared during the latest twelve months;

14. a non-binding proposal letter from Stone Point Capital dated June 1, 2007;

15. draft definitive subscription agreement between Fairfax and Stone Point received October 21, 2007;

16. an agreement between the Corporation and Fairfax dated January 30, 2006 in respect of certain reimbursable costs related to remaining liabilities associated with the Corporation's third party administration business in the United States that was sold in 2004;

17. a management presentation made to Stone Point and updated for Crosbie dated August 17, 2007;

18. an actuarial valuation report for the Cunningham Lindsey United Kingdom pension scheme prepared as at April 1, 2006, and dated May 18, 2007;

19. public information with respect to selected transactions and public companies considered relevant and comparable to the Corporation;

20. current and historical stock market trading information for the Corporation;

21. publicly available information on the economic and business conditions and trends prevailing in the international insurance and loss adjusting industry;

22. discussions with senior management of the Corporation regarding the information referred to above and other issues deemed relevant, including the outlook for the Corporation;

23. discussions with senior management of Fairfax regarding the information referred to above and other issues deemed relevant, including the outlook for the Corporation;

24. discussions with the Corporation's tax advisors in respect of the Corporation's tax losses;

25. representations contained in a certificate (the "CLGI Certificate") addressed to Crosbie, dated as of the date hereof, signed by two senior officers of the Corporation, as to the completeness and accuracy of the information provided by the Corporation in connection with the preparation of the Valuation and Fairness Opinion, upon which Crosbie has relied;

26. representations contained in a certificate (the "Fairfax Certificate") addressed to Crosbie, dated as of the date hereof, signed by one senior officer of Fairfax in his capacity as an officer of Fairfax as to the completeness and accuracy of certain information provided by

Fairfax in connection with the preparation of the Valuation and Fairness Opinion, upon which Crosbie has relied; and

27. such other financial and market information, investigations and analyses as Crosbie considered necessary or appropriate in the circumstances.

Crosbie conducted such analyses, investigations, research and testing of valuation assumptions as were considered by it to be appropriate in the circumstances. Crosbie, to the best of its knowledge, was not denied access to any information that might be considered to be material to the Valuation and Fairness Opinion.

Key Assumptions and Limitations

Crosbie has, in accordance with the terms of the Engagement, and subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management, directors and advisors of the Corporation and Fairfax, including items 1 through 27 listed above, (collectively, the "Information") and has not attempted to independently verify the accuracy or completeness of the Information. The Valuation and Fairness Opinion assume, and are conditional upon, the completeness, accuracy and fair presentation of the Information.

Senior management of CLGI and Fairfax have represented separately to Crosbie in the CLGI Certificate and the Fairfax Certificate, respectively, that the Company Information and Fairfax Information (as defined for the purposes of each such certificate and collectively referred to herein as the "Information") was, at the date the Information was provided, complete, true and correct in all material respects and did not contain any untrue statement of a material fact and did not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which it was provided.

The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial or otherwise, of CLGI as they were reflected in the Information and documents reviewed by Crosbie and as they were represented in discussions with the senior management and advisors of CLGI and Fairfax. In its analysis and in preparing the Valuation and Fairness Opinion, Crosbie has made certain assumptions with respect to general business and economic conditions and other matters, many of which are beyond the control of Crosbie or any party involved in the Going Private Transaction or the Reorganization. Although Crosbie believes that the assumptions used herein are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

The Valuation and Fairness Opinion do not address the relative merits of the Going Private Transaction as compared to other business strategies or transactions that might be available with respect to the Corporation. Crosbie was not asked to, and does not, offer any opinion as to the terms of the Going Private Transaction other than providing its opinion with respect to the fair

market value of the Subordinate Voting Shares and its opinion with respect to the fairness to the Minority Shareholders, from a financial point of view, of the consideration offered under the Going Private Transaction, both as set out herein.

Crosbie also expresses no opinion with respect to the future level of earnings or trading prices of the Subordinate Voting Shares and makes no recommendation to the Minority Shareholders as to whether they should vote in favour of the Going Private Transaction or continue to hold their Subordinate Voting Shares.

Crosbie has based the Valuation and Fairness Opinion upon a variety of factors. Accordingly, Crosbie believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Crosbie, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation and fairness opinion is a complex process and it is not appropriate to extract partial analyses. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Valuation and Fairness Opinion have been prepared and provided solely for the use of the Special Committee and the Board of Directors and for inclusion in the Circular and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board of Directors without the express prior written consent of Crosbie. Crosbie is entitled, at any time prior to the completion of the Going Private Transaction, to withdraw, change or supplement the Valuation and Fairness Opinion if Crosbie concludes that there has been a material change in the Going Private Transaction, or the business, affairs, financial condition or prospects of the Corporation, a change in a material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and Fairness Opinion are based, or if Crosbie becomes aware of any information not previously known by Crosbie, regardless of the source, which in its opinion would make the Valuation and Fairness Opinion misleading in any material respect.

The Valuation and Fairness Opinion are provided as of the date hereof, and Crosbie disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation and Fairness Opinion of which it may become aware after such date.

Reporting Currency

Unless otherwise stated herein, all dollar amounts expressed herein are in Canadian dollars.

Prior Bona Fide Offers

Senior management of the Corporation and Fairfax have each represented to Crosbie that no bona fide offers for the Corporation or any of its material assets, subsidiaries or affiliates other than that contemplated under the Reorganization with Stone Point have been received from third parties within two years prior to the date hereof.

Prior Valuations

Senior management of the Corporation and Fairfax have each represented to Crosbie that all prior valuations and appraisals known by them relating to the Corporation, prepared within the two years prior to the date hereof, have been provided to Crosbie. No prior valuations, as defined by the Policies, were provided to Crosbie in connection with the Engagement.

Overview of the Business of CLGI

CLGI, through its five main operating subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services for most major types of property and casualty insurance losses. Through its global network of approximately 4,000 professionals, located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East, the Corporation services insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention.

In addition to providing loss adjusting services for traditional insurance claims, CLGI deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle complex and sophisticated claims. Beyond its core loss adjusting services, the Corporation provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services. CLGI's catastrophe response involves rapidly deploying qualified staff when and wherever they are needed. The Corporation also provides claims appraisal training and education courses in the United States through Vale National Training Center, Inc.

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. As well, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time, which creates service opportunities for independent adjusters with specialized knowledge and experience.

<u>Principal Operating Subsidiaries</u>

Cunningham Lindsey United Kingdom

Cunningham Lindsey United Kingdom ("CLUK") is the Corporation's largest operating business and has a number of different service offerings. Claims Management Services consists of all of CLUK's centralized back office claims management activity and is the basis for all of its claims management outsourcing proposals, investigation services and liability services. Loss Adjusting Services provides all of CLUK's traditional loss adjusting services through a regional based office network dealing with a full range of property losses. Project Management Services is a specialist engineering and surveying service primarily dealing with subsidence claims through a

national network of customer service centres. CLUK also operates and is the sole owner of Property Solutions Ltd., a builder repair network undertaking domestic property repairs for UK property insurers.

Cunningham Lindsey U.S. Inc.

Cunningham Lindsey U.S. Inc. ("CLUS") has returned to its core service offering in traditional loss adjusting. In 2003, CLUS completed the acquisition of RSCKo Services Inc., a third party administration ("TPA") business, to combine with its existing TPA operations. The U.S. TPA Business deteriorated, incurred significant losses and was eventually sold in 2004. CLUS retained certain liabilities related to the U.S. TPA Business, including lease obligations, liabilities to employees, and pre-closing errors and omissions and litigation liabilities. For the past three years since exiting the U.S. TPA Business, CLUS has been pursuing growth strategies in its loss adjusting business by expanding its share of the U.S. independent claims adjusting market, including domestic property loss adjusting and servicing excess and surplus liability policies written out of the London insurance market. CLUS is focusing on the development of its transportation fleet services and marine business, which currently provide a service platform for the domestic trucking, global marine and transportation related industries.

Cunningham Lindsey Canada Limited

Cunningham Lindsey Canada Limited ("CL Canada") is a national independent insurance loss adjusting and claims management company, which serves both self-insureds and personal lines and commercial insurance underwriters. CL Canada manages a Transportation Fleet Services Division as well as its Commercial Risk Division, both servicing the more complex niche market requirements. CL Canada also offers Environmental Solutions Remediation Services ("ESRS"), a full service team which responds to events impacting air, land and water resources, including mould remediation, petroleum remediation, emergency spill response, chemical remediation, habitat restoration, fisheries management and loss prevention.

Cunningham Lindsey Europe B.V.

Cunningham Lindsey Europe B.V. ("CL Europe") has its largest operations in the Netherlands, France, Belgium and Sweden. Additional offices are located in another 11 countries in Europe. CL Europe's core business is loss adjusting, providing focused claims service across a range of specialist disciplines to insurers, brokers, self-insureds and reinsurers. CL Europe has expertise in handling major losses, which occur throughout Europe, particularly where complex technical issues predominate. CL Europe also offers services such as valuations, risk management services, claim fund management and third party administration.

Cunningham Lindsey International Limited

Cunningham Lindsey International Limited ("CL International") provides specialty claims adjusting, with a focus on construction, power generation, oil and gas, petro-chemical and other heavy industrial processes. CL International operates in 57 offices, including offices in the Far

East, Latin America, the Middle East and the United States, with each office reflecting local market opportunities but with common areas of strength through CL International's recognized specialties. The majority of CL International's customers are multinational insurance and reinsurance companies participating in the London insurance market. In 2004, CL International undertook a significant expansion of its office network in India and now has 21 offices throughout the country. CL International also launched a new Audit and Review Division, handling reinsurance claims reviews and cover-holder audits for Lloyd's of London underwriters.

Review of CLGI Operating Results

The following table summarizes CLGI's audited consolidated income statements for the three years up to and including the year ended December 31, 2006, and unaudited interim results for the 6 months ended June 30, 2006 and 2007:

CUNNINGHAM LINDSEY GROUP INC.
CONSOLIDATED INCOME STATEMENT SUMMARY

($000's)

	Year ended December 31,			6 Months ended June 30,	
	2004	2005	2006	2006	2007
Revenue	$423,891	$432,176	$420,963	$203,085	$228,201
Cost of service	326,277	330,413	331,407	162,112	187,289
Selling, general and administration	73,574	71,314	70,070	34,064	30,564
Total operating expenses	399,851	401,727	401,477	196,176	217,853
Interest expense	17,388	19,152	16,734	8,590	8,661
Loss (gain) on disposal	-	(2,944)	-	-	(2,352)
Income taxes (recovery)	5,136	3,163	2,709	(2,304)	(50)
Net Income (from continuing operations)	**1,516**	**11,078**	**43**	**623**	**4,089**
Net Loss (from discontinued operations)	**(22,281)**	**(2,352)**	**-**	**-**	**-**
Net Income (Loss)	**($20,765)**	**$8,726**	**$43**	**$623**	**$4,089**
EBITDA[1]	**29,686**	**35,596**	**24,739**	**9,375**	**12,719**
EBITDA Margin %	*7.0%*	*8.2%*	*5.9%*	*4.6%*	*5.6%*

Note: (1) Earnings before interest, taxes, depreciation and amortization.

The following table summarizes CLGI's audited segmented results by business unit for the three years up to and including the year ended December 31, 2006, and unaudited results for the 6 months ended June 30, 2006 and 2007:

CUNNINGHAM LINDSEY GROUP INC.
SEGMENTED OPERATING RESULTS

($000's)

	Year ended December 31,			6 Months ended June 30,	
	2004	**2005**	**2006**	**2006**	**2007**
Revenue					
CLUK	$196,393	$198,241	$197,052	$89,493	$114,075
CLUS	55,416	62,017	60,954	32,438	28,929
CL Canada	51,067	52,885	53,283	27,811	26,903
CL Europe	72,215	64,121	58,642	28,765	31,038
CL International	48,800	54,912	51,032	24,578	27,256
Total	**$423,891**	**$432,176**	**$420,963**	**$203,085**	**$228,201**
***EBITDA*[1]**					
CLUK	$18,817	$24,457	$17,738	$5,535	$8,865
CLUS	265	3,060	2,951	2,112	1,185
CL Canada	2,893	1,297	850	60	1,381
CL Europe	5,930	822	806	386	295
CL International	9,869	13,102	8,258	4,403	3,465
Corporate	(8,088)	(7,142)	(5,864)	(3,121)	(2,472)
Total	**$29,686**	**$35,596**	**$24,739**	**$9,375**	**$12,719**

Note: (1) Earnings before interest, taxes, depreciation and amortization.

Review of CLGI's Financial Position

The Corporation operates with a highly leveraged capital structure, with debt at September 30, 2007 representing approximately 79% of the Corporation's total capitalization and the tangible net worth of the Corporation being substantially negative. As a result, the Corporation has relied on Fairfax as a provider of liquidity from time to time in the form of subordinated loans in order to meet its obligations. It has also been necessary for Fairfax to provide guarantees in respect of certain of the Corporation's third-party debt. Approximately $198 million of third-party debt comes due in 2008 and will need to be refinanced. Based on discussions with Management, we understand that it is unlikely that such a refinancing will be achievable without the continued support of Fairfax.

CROSBIE
A SPECIALTY INVESTMENT BANKING FIRM

The following table summarizes CLGI's consolidated balance sheets as at December 31, 2005, December 31, 2006, and June 30, 2006:

CUNNINGHAM LINDSEY GROUP INC.
BALANCE SHEET SUMMARY

($000s)	**Dec. 31, 2005**	**Dec. 31, 2006**	**June 30, 2007**
Cash	$11,680	$10,496	$7,485
Accounts receivable, net	78,911	93,242	81,399
Assets held for sale	774	797	-
Claims in process	53,108	68,608	72,380
Prepaid expenses	5,594	7,136	7,717
Income taxes recoverable	391	1,860	1,354
Property and equipment, net	12,253	14,488	13,431
Goodwill	205,114	225,260	211,767
Future income taxes	2,048	6,640	5,929
Other Assets	7,682	8,589	6,140
Total Assets	**$377,555**	**$437,116**	**$407,602**
Bank indebtedness	$1,889	$6,584	$9,752
Other loans	72,755	76,737	79,765
Accounts payable and accrued liabilities	64,619	76,243	67,119
Income taxes payable	441	7,289	1,504
Current portion of long term debt	746	214	124,953
Deferred revenue	21,724	27,993	25,059
Future income taxes	2,735	1,080	673
Long term debt	125,323	125,348	233
Employee future benefits	1,908	1,728	1,644
Other liabilities	8,060	9,040	7,787
Total Liabilities	300,200	332,256	318,489
Shareholders' Equity	77,355	104,860	89,113
Total Liabilities & Shareholders' Equity	**$377,555**	**$437,116**	**$407,602**

Trading History

The Subordinate Voting Shares are listed and posted for trading on the TSX. The following table sets out the volume and price range of the Subordinate Voting Shares on the TSX in the twelve-month period prior to the date hereof:

TSX TRADING SUMMARY			
Period	**High ($)**	**Low ($)**	**Volume**
October 2006	$2.73	$2.65	2,560
November 2006	$2.62	$2.25	16,560
December 2006	$2.76	$2.20	25,500
January 2007	$3.50	$2.75	17,400
February 2007	$3.70	$3.00	10,522
March 2007	$3.75	$3.00	23,800
April 2007	$3.75	$3.00	2,990
May 2007	$3.10	$3.00	2,000
June 2007	$3.50	$3.00	3,300
July 2007	$3.50	$2.95	3,100
August 2007	$3.25	$2.95	2,525
September 2007	$3.25	$2.26	23,830
October 2007 (to October 26, 2007)	$2.60	$2.55	1,800

The closing price of the Subordinate Voting Shares on the TSX on October 26, 2007 was $2.55 per share.

Valuation of the Subordinate Voting Shares

Definition of Fair Market Value

Under the Policies and for the purpose of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

In accordance with the Policies, Crosbie has made no downward adjustment to the fair market value of the Subordinate Voting Shares to reflect the liquidity of the Subordinate Voting Shares, the effect of the Going Private Transaction on the Subordinate Voting Shares or the fact that the Subordinate Voting Shares do not form part of a controlling interest.

Approach to Value

The Valuation and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association (the "IDA"), but the IDA has not been involved in the preparation or review of the Valuation and Fairness Opinion.

The Valuation is based on techniques and assumptions that Crosbie considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values for the Subordinate Voting Shares.

It should be noted that CLGI operates under a highly leveraged capital structure that is supported by Fairfax through a combination of liquidity injections and loan guarantees. If Fairfax were to withdraw its support, the Corporation would likely need additional capital to continue as a going concern. For the purposes of this Valuation, we concluded that it is in the best interests of Fairfax to continue to support the Corporation and it is therefore reasonable to assume that it would do so in the absence of the Going Private Transaction and Reorganization. Accordingly, we have valued CLGI on a going concern basis.

Valuation Methodologies and Analysis

In preparing the Valuation, Crosbie considered valuation methodologies that would be appropriate in the determination of fair market value of companies in the insurance claims services and loss adjusting industries, and more broadly in business process outsourcing industries. The methodologies Crosbie considered most appropriate in the circumstances were comparable public company analysis, discounted cash flow ("DCF") analysis, and precedent transactions analysis.

Crosbie also considered additional valuation methodologies that were deemed to be inappropriate under the circumstances and to the extent that Crosbie developed such analyses, they were not relied upon. These additional valuation methodologies included net asset value ("NAV") analysis, share trading analysis and leveraged buyout ("LBO") analysis. For the NAV analysis, Crosbie relied upon the comparable public companies and precedent transactions in applying valuation multiples to the different operating business units. Crosbie concluded that while the Corporation's business units operate in a relatively decentralized manner that would allow them to be sold individually, it was unlikely that a greater value could be realized than by selling the Corporation as a whole. In its share trading analysis, Crosbie reviewed the share trading history of the Subordinate Voting Shares but determined that the Subordinate Voting Shares were too illiquid to draw any meaningful conclusion from the analysis. Crosbie prepared an LBO analysis based on various assumptions regarding an appropriate capital structure for an LBO. The results of the LBO analysis were highly sensitive to certain key assumptions and accordingly we did not rely on this analysis in reaching our conclusions as to the fair market value of the Subordinate Voting Shares. However, based on this LBO analysis Crosbie concluded that it was unlikely that another private equity group would pay significantly more than Stone Point would under the Reorganization.

Crosbie also had discussions with Fairfax and Management in respect of various strategic options that were considered and/or pursued by the Corporation and Fairfax. In arriving at our determination of value, Crosbie considered the indicative values that could potentially be achieved under those options, where applicable.

CLGI Projections

As part of the analyses and investigations carried out in the preparation of the Valuation, Crosbie reviewed and considered the items outlined under *Scope of Review* including, but not limited to, the Management Projections. Based upon such review as well as, among other things, detailed discussions with Management, Crosbie developed its own independent projections for the Corporation for the fiscal years ending December 31, 2007 through December 31, 2012 (the "Base Case"). For the fiscal year 2007, except as outlined and discussed below, Crosbie did not make any significant adjustments to the Management Projections in preparing the Base Case. For the fiscal years 2008 to 2012, Crosbie made certain adjustments to the Management Projections based upon its review and consideration of the items outlined under *Scope of Review* as well as discussions with Management and the Special Committee. Management reviewed the Base Case and agreed that the adjustments were reasonable for valuation purposes from the point of view of a third party acquirer.

Revenue Growth Rates

In forecasting revenue growth rates, Crosbie reviewed and considered, among other things, assumptions reflected in the Management Projections, the historical long term growth rates in each of the Corporation's markets, recent historical performance, Management's historical track record of performance relative to its budget, growth expectations for the current fiscal year, and recent developments and strategies implemented by Management in respect of its long range plans. In developing the Base Case, Crosbie determined that it was appropriate to make adjustments to the revenue growth rates for certain business units incorporated in the Management Projections for the fiscal years 2008 to 2012. While some growth rates for certain business units were adjusted downwards and some were adjusted upwards, the net effect was a downward adjustment of the overall revenue growth rate of the Corporation relative to the Management Projections. Crosbie determined that it was not appropriate to make adjustments to the revenue growth rates for fiscal 2007.

EBITDA Margins

In forecasting EBITDA margins, Crosbie reviewed and considered, among other things, assumptions reflected in the Management Projections, the historical long term margins earned in each of the Corporation's markets, recent historical performance, Management's historical track record of performance relative to its budget, earnings expectations for the current fiscal year, and recent developments and strategies implemented by Management in respect of its long range plans. In developing the Base Case, Crosbie determined that it was appropriate to make adjustments to the EBITDA margins for certain business units incorporated in the Management Projections for the fiscal years 2008 to 2012. While the EBITDA margins for certain business units were adjusted downwards and some were adjusted upwards, the net effect was a material downward adjustment of the overall EBITDA margin of the Corporation relative to the Management Projections. Crosbie determined that it was not appropriate to make adjustments to the EBITDA margins for fiscal 2007.

Foreign Exchange Rates

In forming its views with respect to foreign exchange rates, Crosbie reviewed and considered historical movements in foreign exchange rates in North America and Europe and commercially available forecasts of foreign exchange rates published by third-party economists. In developing the Base Case, Crosbie relied upon the current spot exchange rates for forecasting the US dollar, the Euro, and the British Pound, each with respect to the Canadian dollar. These foreign exchange rates were fixed throughout the forecast period for the balance of fiscal 2007, the forecast period for fiscal 2008 to 2012 and the terminal year. The following foreign exchange rates are incorporated in the Base Case: C$0.9725=US$1.00; C$1.3817=€1.00; C$1.9845=£1.00.

A summary of the Base Case is provided in the following table:

SUMMARY OF THE BASE CASE

	For the Years Ending December 31,					
($000's, except percentages)	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
Base Case						
Revenue	$443,399	$428,465	$444,443	$464,442	$487,605	$511,939
EBITDA	34,592	40,647	36,321	38,663	40,897	43,246
EBITDA margin %	*7.8%*	*9.5%*	*8.2%*	*8.3%*	*8.4%*	*8.4%*

Comparable Public Company Analysis

Crosbie reviewed the trading multiples of over 20 public companies based in Canada, the United States and Europe in a variety of different businesses, including loss adjusting, claims management and business process outsourcing ("BPO"). While Crosbie considered claims management companies (mostly in the health care industry) and BPO companies, these companies were not considered sufficiently comparable for valuation purposes due to the nature of their operations. Claims management and BPO companies are generally more reliant on highly automated systems performing large volumes of relatively similar standardized transactions, whereas loss adjusting firms such as CLGI typically rely on the specialized expertise of their employees who process fewer higher value transactions. In addition, the claims management and business process outsourcing companies tended to have higher EBITDA margins and growth rates, and do not have the same level of international exposure as the loss adjusting companies.

Crosbie determined that only one public company, Crawford & Co. ("Crawford"), is directly comparable to the Corporation on the basis of a number of factors including the nature of the underlying business, size, international scope of the operations, EBITDA margins, and growth rates. Both CLGI and Crawford perform loss adjusting and claims management for property and casualty losses. In addition, Crawford performs TPA, an area of business that CLGI exited in 2004. Both CLGI and Crawford operate on an international basis, although CLGI earns over 70% of its revenue from the outside North America while Crawford earns approximately two thirds of its revenue in North America. The companies are of similar size, have comparable

historical revenue growth rates and earn similar EBITDA margins. Given the similarities between the firms, we determined that Crawford is the most comparable public company to CLGI.

Based on the comparable public company trading analysis summarized below, we determined that the most relevant multiple is total enterprise value ("TEV") to EBITDA (where TEV is defined as equity market capitalization plus debt outstanding net of cash; and EBITDA is defined as earnings before interest, taxes, depreciation and amortization). The trading multiples for the selected comparable public companies are summarized below:

COMPARABLE PUBLIC COMPANIES

($millions, except ratios and percentages)	Local Currency	TEV	EBITDA Margin % (LTM)	5 Yr Revenue CAGR	TEV / Revenue (LTM)	TEV / EBITDA (LTM)	TEV / EBITDA (2007F)
Crawford & Co.	USD	$507	5.4%	3.3%	0.5x	9.6x	6.2x
Cunningham Lindsey Group	CAD		6.3%	1.7%			

Crosbie determined that Crawford's multiple of 2007F EBITDA was the most appropriate multiple as Crawford's trailing EBITDA multiple does not fully reflect the expected impact of a material acquisition it completed in October 2006. The TEV/EBITDA multiple based on the 2007 EBITDA estimates for the selected public company is 6.2 times.

Crosbie gave consideration to several specific factors with respect to the Corporation and its comparability to Crawford. CLGI is a more geographically diversified company than Crawford, including a leading position in the UK market and operating units in Europe and Asia, while Crawford is largely focused in the U.S. Crawford is larger than CLGI with revenues more than double those of CLGI. Crawford has also realized slightly better growth in revenue over the past 5 years. Both companies have similar EBITDA margins although CLGI's have been modestly higher over the past 12 months. On balance, Crosbie determined that these factors largely offset each other and that CLGI should attract a trading multiple in line with Crawford. Accordingly, Crosbie determined that it was appropriate to apply this multiple to the 2007F EBITDA from the Base Case.

Given that market trading prices generally do not reflect "en bloc" values, Crosbie determined that an "en bloc" premium should be applied to the "trading" TEV determined below. Based on an analysis of takeover bid premia for a database of over 100 Canadian transactions over the last year and half, the 1-day and 30-day average takeover premia were as follows:

TAKEOVER BID PREMIA	1 Day	30 Day
Average	27.4%	33.4%
Median	23.0%	26.5%

Source: Information compiled by Crosbie based on data from www.fpinfomart.ca

Crosbie determined it is necessary to normalize the Corporation's capital structure before applying the en bloc premium to the equity portion because Crosbie concluded that CLGI's debt to capitalization of 79% would not be sustainable on a standalone basis. Crosbie determined an appropriate capital structure to be 65% equity and 35% debt which is consistent with that of Crawford.

Based on the equity take-over premiums paid in precedent Canadian public company transactions, as described above, Crosbie selected and applied a premium range of 20% to 35% to the normalized equity trading value of the Corporation to determine an "en bloc" equity premium. This premium was then added to the "trading" TEV calculated below to arrive at the "en bloc" TEV. The table below summarizes the results of Crosbie's comparable public company analysis.

COMPARABLE PUBLIC COMPANY ANALYSIS	Value Range	
($000's, except ratios and percentages)	Low	High
2007F EBITDA[1]	38,667	38,667
EBITDA Multiple	6.2x	6.2x
TEV – *trading*	239,736	239,736
Notional Capital Structure		
Debt (35%)	82,949	82,949
Equity (65%)	156,787	156,787
Equity Takeover Premium (%)	20%	35%
Equity Takeover Premium ($)	31,357	54,875
TEV - *en bloc*	$271,093	$294,611
Implied TEV / 2007F EBITDA multiple	*7.0x*	*7.6x*

Note: (1) Per Base Case adjusted for UK pension liability and onerous leases.

Discounted Cash Flow ("DCF") Analysis

Crosbie also considered the DCF approach in its determination of the fair market value of CLGI. DCF methodology reflects the growth prospects and risks inherent in CLGI's business by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Corporation. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates and terminal values. The uncertainty of the assumptions that are used in the DCF is one factor involved in the determination of the discount rates used to establish a range of values.

Unlevered Free Cash Flows

Crosbie's DCF analysis involved discounting to a present value, the unlevered free cash flows from October 26, 2007 to December 31, 2012 and a terminal value determined as of December 31, 2012. For the purpose of developing the unlevered free cash flows for the DCF analysis, Crosbie used the Base Case projections (see *CLGI Projections*).

In assessing the unlevered free cash flows for the Corporation, Crosbie considered the synergies that might be achieved by a third party purchaser of CLGI and the amount that might be paid for synergies in an open auction of CLGI. Crosbie reviewed with Management the potential synergies that a third-party purchaser of CLGI could reasonably expect to realize. Given that the Corporation's business units operate largely on a standalone basis, Crosbie determined that a third-party purchaser of CLGI is unlikely to attribute significant value to any synergies beyond the elimination of public company costs estimated to be approximately $2.0 million per year. Crosbie included Management's estimate of the potential cost savings resulting from the acquisition of the Corporation by a third-party purchaser in the DCF analysis.

The following table provides a summary of the unlevered free cash flows under the Base Case:

FREE CASH FLOW SUMMARY – BASE CASE

($000's)	2007[1]	2008	2009	2010	2011	2012
EBITDA	$12,065	$40,647	$36,321	$38,663	$40,897	$43,246
Plus: Adjustments[2]	697	5,802	5,802	5,802	5,802	5,802
Adjusted EBITDA	12,761	46,448	42,123	44,465	46,698	49,047
Less:						
Capital Expenditures	4,801	5,512	4,642	4,672	4,967	5,047
Cash taxes	4,598	10,259	8,724	9,180	9,581	10,192
Changes in Working Capital	(3,946)	3,276	2,241	1,424	562	1,467
Unlevered Free Cash Flow	**$7,308**	**$27,401**	**$26,516**	**$29,189**	**$31,588**	**$32,341**

Notes:
(1) October 26 to December 31.
(2) Adjustments to reflect the positive impact of synergies and the removal of UK pension liability and onerous lease costs which have been capitalized and included in *Total Adjustments*.

Terminal Value

Crosbie applied the capitalization in perpetuity of unlevered free cash flows approach to calculate the terminal value of CLGI and also considered the terminal TEV/EBITDA multiple implied by this approach. Crosbie capitalized the terminal year unlevered free cash flow at the appropriate discount rates (discussed below) less a long-term growth rate of 2.5% to 3.0%. In selecting this range of long-term growth rates, Crosbie took into consideration the outlook for long-term inflation and the growth prospects of the Corporation beyond the terminal year as well as the impact of catastrophic events which are largely absent from the Base Case projection. This approach to determining the terminal value resulted in an implied terminal TEV/EBITDA multiple of 6.6 to 7.7 times which Crosbie felt was appropriate based on our review of selected precedent transactions, comparable public companies and our overall experience in merger and acquisition markets.

Discount Rates

Projected unlevered free cash flows for the Corporation developed from the Base Case were discounted based on the estimated Weighted Average Cost of Capital ("WACC") for the Corporation. The WACC was calculated based upon estimated costs of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was based upon a review of the capital structure of Crawford and other public companies in related businesses as well as an assessment of the specific risks associated with the environment in which CLGI operates. The assumed optimal capital structure for the Corporation, as discussed under *Comparable Public Company Analysis,* was deemed by Crosbie to be 65% equity and 35% debt. The cost of debt was calculated based on the risk-free rate of return plus an appropriate borrowing spread to reflect the credit risk for the Corporation at the assumed optimal capital structure.

Crosbie determined the cost of equity and cost of debt for the Corporation by utilizing the Capital Asset Pricing Model ("CAPM"). The CAPM approach calculates the cost of equity capital as a function of the risk-free rate of return, the volatility of equity prices in relation to a benchmark ("beta"), a premium for equity risk and a size premium, if appropriate. The assumptions used by Crosbie to calculate the WACC for CLGI are outlined below:

WACC ANALYSIS	
Cost of Debt	
Risk-free rate (Government of Canada long-term bond yield)	4.37%
Borrowing spread	4.35%
Pre-tax cost of debt	8.72%
Tax rate[1]	30%
After-tax cost of debt	6.10%
Cost of Equity	
Risk-free rate (Government of Canada long-term bond yield)	4.37%
Market risk premium [2]	5.30%
Levered Beta [3]	1.24
After-tax cost of equity before Capitalization Premium	10.92%
Size Premium [4]	5.14%
After-tax Cost of Equity	16.08%
WACC	
Optimal capital structure (% debt)	35%
WACC	**12.6%**

Notes:
(1) The Corporation's weighted average tax rate across the various tax jurisdictions.
(2) Sourced from Ibbotson Associates.
(3) Based on the weighted average betas of Crawford & Co. (75%) and Charles Taylor Consulting plc (25%).
(4) Determined based on Ibbotson Associates S&P CVC Risk Premium Report 2006.

Summary of DCF Approach

The following is a summary of the TEV range resulting from Crosbie's DCF analysis:

DCF ANALYSIS	**Value Range**	
($000's, except percentages and per Share amounts)	**Low**	**High**
Assumptions		
WACC	13.0%	12.0%
Terminal Growth Rate	2.5%	3.0%
Net Present Value		
Unlevered free cash flows	$96,105	$97,788
Terminal value	164,955	203,339
Total Enterprise Value	261,059	301,127
Implied TEV / 2007F EBITDA multiple	*6.8x*	*7.8x*

Based on the foregoing DCF analysis, Crosbie determined a TEV range of $261.1 million to $301.1 million. This range implies a multiple of 2007F EBITDA of 6.8 to 7.8 times, which Crosbie felt was appropriate based on our review of selected precedent transactions, comparable public companies and our overall experience in merger and acquisition markets.

CROSBIE
A SPECIALTY INVESTMENT BANKING FIRM

DCF Sensitivity Analysis

As part of its DCF analysis, Crosbie performed sensitivity analyses on certain key assumptions. The results of these sensitivities are outlined below:

DCF SENSITIVITY ANALYSIS

($millions, except per share amounts and percentages)

		Impact on	
Variable	**Sensitivity**	**TEV**	**Equity Value per Share**
Revenue Growth Rate	+1% / -1%	11.2 / (10.9)	$0.51 / ($0.49)
EBITDA Margin	+0.5% / -0.5%	14.6 / (14.6)	$0.66 / ($0.66)
C$: £ Exchange Rate	+1% / -1%	2.2 / (2.2)	$0.10 / ($0.10)
C$: US$ Exchange Rate	+1% / -1%	0.2 / (0.2)	$0.01 / ($0.01)
C$: Euro Exchange Rate	+1% / -1%	0.0 / 0.0	$0.00 / $0.00
Discount Rate	+1.0% / -1.0%	(27.2) / 33.8	($1.23) / $1.53
Terminal Growth Rate	+0.5% / -0.5%	11.0 / (9.9)	$0.50 / ($0.45)

Precedent Transactions Analysis

Crosbie reviewed the available public information with respect to over 20 third party transactions announced in the last nine years involving loss adjusting as well as claims management companies. Of the transactions reviewed, Crosbie identified four transactions where financial details were publicly available and from these Crosbie selected two recent transactions that were deemed to be the most comparable.

While Crosbie considered several valuation multiples for its precedent transactions analysis, it concluded that the most relevant multiple was TEV/LTM EBITDA prior to announcement. A summary of the multiples implied by the prices paid in the selected precedent transactions is provided below:

PRECEDENT TRANSACTIONS

(millions, except ratios)

Date	Acquiror	Target	TEV	TEV to LTM Revenue	TEV to LTM EBITDA
Jan-06	Barclays Ventures	Garwyn Ltd. and Garwyn Ireland Ltd. (UK)	£23.3	1.2x	8.0x
Dec-05	Allied Capital, Cincinnatus Partners, and Odyssey Investment Partners	York Insurance Services Group (US)	$93.1	1.2x	6.8x
Average				**1.2x**	**7.4x**

The TEV/LTM EBITDA multiples for the two selected transactions were 6.8 times and 8.0 times with an average of 7.4 times. We also considered the valuation multiples for two relevant private transactions where we are aware of transaction details.

We determined that it was more appropriate to apply a multiple range to CLGI's 2007F EBITDA than the trailing EBITDA as we believe that the 200F EBITDA is more reflective of the Corporation's sustainable level of earnings going forward and also includes the partial impact of a number of Management initiatives that have been implemented in the past few years and which are expected to continue to drive improved earnings. In selecting an appropriate multiple range, Crosbie determined that CLGI's larger size and greater geographic diversity argues for a premium multiple compared to those for the precedent transactions outlined. However, given that we applied the multiple range to the 2007F EBITDA for CLGI instead of trailing EBITDA, this would argue for a downward adjustment to the multiple range for the selected precedent transactions above. On balance, Crosbie concluded that these factors largely offset each other and that for the purposes of its precedent transactions analysis, CLGI should be valued based on a multiple of 7.0 to 8.0 times 2007F EBITDA.

The following table summarizes the results of Crosbie's precedent transaction analysis on a TEV/EBITDA multiple basis:

PRECEDENT TRANSACTION VALUATION

($000's, except ratios)	Value Range Low	Value Range High
2007F EBITDA[1]	38,667	38,667
EBITDA Multiple	7.0x	8.0x
TEV	**270,669**	**309,336**

Note: (1) Per Base Case adjusted for UK pension liability and onerous leases.

Adjustments

Crosbie considered the adjustments that were required to be made to the TEV in order to arrive at the equity value for CLGI. These adjustments are discussed below.

UK Leases

As a result of restructuring efforts in its UK operations, the Corporation has a number of redundant office leases, representing over 20 different locations with lease terms extending out as far as 2017. While a number of the locations have been sublet to third parties, Management expects to incur significant costs as a result of these leases for the duration of their term. Management prepared a schedule of the future lease costs and a forecast of the expected sublet revenues through 2017. Management considered two separate sublet scenarios, a *mid-case scenario* and the *worst-case scenario* that included different levels of success in terms of subletting the space. Crosbie calculated the present value of the net after-tax cash flows from each of the scenarios using the Corporation's WACC. Crosbie then took the average present value of the two scenarios in order to determine a negative value adjustment of $3.7 million for the Corporation's redundant UK leases.

UK Pension Obligation

In 2006, following the completion of a normal course actuarial analysis as at April 1, 2006 of the Corporation's UK employee pension plan, the Corporation entered into an agreement with the trustees of the pension plan to make special pension plan contributions (in addition to regular pension plan contributions) of £1.1 million per annum starting January 1, 2007 and continuing through June 1, 2016. The amount of the special contributions will be reviewed again by the trustees in 2009 following completion of the next normal course actuarial pension analysis as at April 1, 2009. Based on the information available at this time, Crosbie concluded that it is reasonable to assume that the Corporation will continue to make the special contributions through 2016. Accordingly, Crosbie determined a negative value adjustment for the UK pension obligation of $7.8 million was appropriate, assuming a tax rate of 30% and an exchange rate of C$1.9845=£1.00.

Tax Assets

As outlined in detail below, the Corporation and its operating subsidiaries have substantial tax losses in a number of jurisdictions that are potentially available to shelter future taxable income. Under the Reorganization, certain of these tax losses will become 100% owned by Fairfax (see the preamble to this Valuation and Fairness Opinion) and the balance will be owned by Holdco. For the purposes of its Valuation, Crosbie considered the value of the Corporation's tax losses to both a third party buyer and Fairfax as well as other commercial considerations.

Tax Losses – Canada

Based on its Canadian Federal tax returns for the fiscal year ended December 31, 2006 and Management estimates for year-to-date results to September 30, 2007, the Corporation has the following Canadian non-capital tax losses and net capital tax losses (together the "Canadian Tax Losses"):

CANADIAN TAX LOSSES

($millions)

Non-Capital Losses	
Expiry (years ending Dec. 31)	**Loss Amount**
2007	$5.9
2008	9.7
2009	9.7
2010	13.3
2014	16.4
2015	5.4
2026	15.5
2027[1]	7.7
Total Non-Capital Losses	**$83.6**
Net Capital Losses	
Indefinite Expiry	**$8.0**

Note:
(1) Based on Management estimate of pre-tax losses incurred from Jan. 1, 2007 to Sept. 30, 2007.

Based on discussions with Fairfax and PricewaterhouseCoopers, tax advisors to both the Corporation and Fairfax, Crosbie understands that the majority of the Corporation's Canadian non-capital tax losses are property losses as opposed to operating losses and accordingly would disappear upon a change of control. The balance of the Canadian non-capital losses would not disappear upon a change of control but would be subject to the somewhat onerous restrictions under Canadian tax rules on the use of operating losses following a change of control. Crosbie further understands that the Corporation's net capital losses would disappear upon a change of control. Based on the earnings track record and business outlook for the Corporation's Canadian operating business, Crosbie concluded that it was unlikely to generate sufficient taxable income to utilize a material portion of the Corporation's non-capital tax losses. Management has also indicated that it does not expect to expect to realize a capital gain in the foreseeable future sufficient to utilize a material portion of the Corporation's Canadian net capital losses. Accordingly, Crosbie concluded that a third party purchaser of the Corporation would be unlikely to attribute any material value to the Canadian Tax Losses.

Crosbie understands that under the Reorganization, Fairfax would gain 100% ownership of the Canadian Tax Losses without triggering a change of control. Accordingly, the full amount of the Canadian Tax Losses would be available to shelter future taxable income. However, the ability

of Fairfax to realize a material benefit from these Canadian Tax Losses would be considerably restricted due to the following:

- the significant regulatory hurdles that Crosbie understands that Fairfax would have to overcome in order to effect a reorganization to utilize the Canadian Tax Losses (and the costs that it would incur to do so);
- the extent of Fairfax's own Canadian tax losses ($232.5 million as at December 31, 2006) already available to shelter its future taxable income;
- the material incremental capital loss related to Fairfax's ownership position in the Corporation that Crosbie understands would be crystallized as a result of the Fairfax reorganization described above;
- the near term expiry of a significant portion of the Canadian Tax Losses; and
- the level of Canadian taxable income that Fairfax has historically generated and is expected to generate in the future.

Fairfax has also represented that it has not developed a tax plan, at this time, to utilize the Corporation's Canadian Tax Losses. Based on the analysis above, Crosbie concluded that neither Fairfax nor a third party purchaser of the Corporation are likely to realize a material benefit from the Corporation's Canadian Tax Losses and accordingly, Crosbie ascribed no value to such tax losses.

Tax Losses – US

Based on a memo from the Corporation's US tax counsel that summarizes the Corporation's US tax losses up to the fiscal year ended December 31, 2006 and Management estimates for year-to-date results to September 30, 2007, the Corporation has the following US non-capital tax losses:

US NON-CAPITAL TAX LOSSES
(US$millions)

Expiry (year ending Dec. 31)	TPA Related Losses[1]	Non-TPA Related Losses[2]
2024	$37.3	$1.3
2025	5.9	3.2
Total	**$43.2**	**$4.5**

Notes:
(1) Related to Cunningham Claims Management Inc. and RSK Co Services Inc.
(2) Related to Cunningham Lindsey U.S., Inc., Vale National Training Centers, Inc., and Cunningham Lindsey International, Inc.

Crosbie understands that Cunningham Claims Management Inc. and RSK Co Services Inc. contain the remaining liabilities (including contingent liabilities) associated with the Corporation's discontinued TPA business and accordingly it would not make commercial sense for a third party purchaser of the Corporation to acquire these entities. Crosbie concluded that it

is reasonable to assume that a third party purchaser of the Corporation would exclude these entities (and their associated non-capital losses) from such a purchase, as is the case in the Reorganization. Accordingly, Crosbie determined that the value of the non-capital losses in these entities (the "TPA Related Losses") is the expected value of these tax losses to Fairfax.

In determining the value of the TPA Related Losses, Crosbie considered the impact of the Reorganization on the losses potentially available to shelter future Fairfax US taxable income as well as the risks and expected timing associated with Fairfax being able to utilize such losses. Crosbie understands that the Reorganization will result in total debt forgiveness of US$20.3 million which will reduce the non-capital losses potentially available to shelter future Fairfax US taxable income by an equal amount resulting in non-capital losses potentially available to Fairfax of US$22.9 million. Furthermore, Fairfax has represented to Crosbie that there are considerable commercial and regulatory risks that would preclude it from utilizing such losses in the near-term and has estimated that the earliest they might be able to start utilizing such losses would be five years from now. However, if Fairfax was able to overcome the commercial and regulatory risks described above, it would expect to be able to utilize the incremental US non-capital losses quite quickly based on the current and expected profitability of its US operating business. Accordingly, Crosbie determined a net present value of $3.9 million (US$4.0 million) for the TPA Related Losses based on Fairfax's estimated tax savings in five years time and a 17.5% discount rate, determined by Crosbie to be appropriate in light of the substantial risks associated with Fairfax being able to utilize such losses.

Under the Reorganization, Holdco would acquire Cunningham Lindsey U.S., Inc., Vale National Training Centers, Inc. and Cunningham Lindsey International, Inc., including a total US$4.5 million of non-capital tax losses (the "Non-TPA Related Losses"). As this transaction involves a greater-than-50-percentage-point change in ownership (as would any transaction involving a third party purchaser), the ability of Holdco to utilize these losses would be subject to the Section 382 limitation under US tax rules. Crosbie determined that this limitation would effectively limit the amount of losses that could be used to shelter future US taxable income to approximately US$1.1 million per year. Accordingly, Crosbie determined the expected US tax savings assuming the Non-TPA Related Losses would be utilized in just over four years and an applicable US corporate tax rate of 39%. Crosbie determined a net present value of $1.5 million for these expected tax savings. In determining this net present value, Crosbie used a discount rate of 12.6% (the weighted average cost of capital determined for the Corporation in Crosbie's DCF analysis) which was determined by Crosbie to be appropriate in light of the risks associated with the Corporation being able to utilize such losses.

Tax Losses – UK

Management has represented that the Corporation has UK net capital tax losses of £4.7 million. Under the Reorganization, these UK net capital tax losses will be acquired by Holdco along with the Corporation's UK operating business. Management and Fairfax have both represented to Crosbie that they do not expect to realize a capital gain in the foreseeable future sufficient to utilize a material portion of the Corporation's UK net capital losses. Accordingly, Crosbie has ascribed no value to the Corporation's UK net capital tax losses.

Legion Claim

The Corporation has filed a proof of claim (the "Legion Claim") with Legion Insurance Company ("Legion"), a U. S.-based insurance company in liquidation, to obtain payment for services rendered to Legion over approximately two years.

Management has advised us that the Corporation's likelihood of success in the Legion Claim is uncertain and that, even if the Corporation were successful, the amount and timing of any recovery are also uncertain. Management estimates that the amount of any recovery could range from nil to approximately US$17 million, plus interest and other costs including legal fees, and the timing of any recovery could take several years. In addition, Fairfax is entitled to receive the first recovery under the Legion Claim up to a maximum amount, as repayment of certain costs paid by Fairfax on behalf of the Corporation.

Based on the foregoing, Crosbie has determined that, for the purposes of valuing the Corporation, no value should be attributed to the Legion Claim.

Remaining TPA Liability

Crosbie understands that of the US$16.6 million of TPA related costs incurred by the Corporation, US$2.5 million remains unpaid as at September 30, 2007 and is carried as a liability on the Corporation's balance sheet. In determining the equity value of the Corporation, Crosbie made a negative value adjustment for this liability.

Summary of Adjustments

The adjustments made to the TEV in order to arrive at an equity value are summarized below:

TOTAL ADJUSTMENTS TO TEV *($000's)*	
Net Debt[1]	($213,709)
UK Leases	(3,726)
UK Pension Obligation	(7,750)
TPA Related Tax Losses	3,879
Non-TPA Related Tax Losses	1,465
Legion Claim	-
Remaining TPA Liability	(2,431)
Total Adjustments	**($222,272)**

Note: (1) Total debt of $219.9 million less cash of $6.2 million at September 30, 2007. Excludes $1.6 million of cash held for customers.

CROSBIE
A SPECIALTY INVESTMENT BANKING FIRM

Benefits of the Going Private Transaction and Reorganization to Fairfax

In arriving at our opinion of the fair market value of the Subordinate Voting Shares, Crosbie reviewed and considered whether any distinctive material benefit would accrue to Fairfax as a result of the Going Private Transaction and Reorganization.

Crosbie considered the synergies that Fairfax could realize as a result of the Going Private Transaction and Reorganization. As discussed above under *Discounted Cash Flow Analysis - Unlevered Free Cash Flows,* we determined that the only quantifiable benefits related to the saving of public company costs and that this benefit could reasonably be expected to be realized by most third party purchasers of the Corporation.

In addition, we discussed with Management and Fairfax whether any additional material synergies could be realized as a result of Stone Point's participation in the Reorganization. We understand that Stone Point is a private equity group largely focused on the financial services sector and has made several investments in the past in the insurance and insurance services sector. We considered whether Stone Point might be able to apply its experience and relationships in the insurance industry to the benefit of the Corporation, including bringing in new customers and/or revenues. While Management and Fairfax believed that it was possible such positive synergies could be realized by the Corporation, they were unaware of any specific plans by Stone Point that could create any distinctive material benefit for the shareholders of Holdco including Fairfax. Accordingly, Crosbie did not attribute any value to such potential benefits.

Crosbie also considered whether Fairfax would realize a benefit from being relieved of its obligation to continue to support the Corporation financially through liquidity injections and debt guarantees. Crosbie determined that Fairfax's only contractual obligation to support the Corporation arises from a guarantee of a loan from Brookfield Bridge Lending Fund Inc. that comes due in March 2008 and that in the absence of the Going Private Transaction and Reorganization, the Corporation could reasonably be expected to either raise equity or sell some or all of its business or assets in order to refinance/repay this debt if Fairfax was not prepared to provide a new guarantee. Crosbie also considered that although Fairfax has a limited contractual obligation to support the Corporation financially, there are likely commercial reasons for Fairfax to do so. These commercial considerations would include the potential reputational risk to Fairfax if the Corporation were to fail financially as a public company. Arguably, there is a benefit to Fairfax under the Reorganization from reducing this potential risk/obligation. However, Crosbie concluded that it was not appropriate to attribute any value to this potential benefit and did not adjust its Valuation to reflect a distinctive material benefit to Fairfax.

Valuation Summary

In order to arrive at a valuation range for the Subordinate Voting Shares, Crosbie considered the various methodologies it had relied on and the relative weighting of each such methodology. Crosbie determined that the comparable public company analysis and DCF methodologies warranted a significantly higher weighting that the precedent transaction analysis as noted below.

CROSBIE
A SPECIALTY INVESTMENT BANKING FIRM

The conclusions of Crosbie's valuation analysis are summarized in the following table:

VALUATION SUMMARY PER SHARE						
($millions, except per share amounts and percentages)	TEV		Total	Equity Value per share		
	Low	High	Adjustments	Low	High	Weighting
Comparable Public Company Analysis	271.1	294.6	(222.3)	$2.21	$3.27	45%
Discounted Cash Flow Analysis	261.1	301.1	(222.3)	$1.76	$3.57	45%
Precedent Transactions Analysis	270.7	309.3	(222.3)	$2.19	$3.94	10%
Weighted Average	266.5	299.0	(222.3)	$2.00	$3.47	
Other Ranges:						
52 week market trading range of Subordinate Voting Shares	$2.20 to $3.75					
Offer	$3.20					

Crosbie notes that the wide range is due to the substantial net debt of $213.7 million which is included in *Total Adjustments*.

Valuation Conclusion

Based upon and subject to the foregoing, it is Crosbie's opinion that, as at the date hereof, the fair market value of the Subordinate Voting Shares is in the range of $2.00 to $3.47 per share.

Fairness Opinion

In considering the fairness, from a financial point of view, of the Going Private Transaction to the Minority Shareholders, Crosbie notes that the $3.20 consideration offered under the Going Private Transaction is above the mid-point of the range of the fair market value of the Subordinate Voting Shares as determined by Crosbie.

Based upon and subject to the foregoing, and such other matters as we considered relevant, Crosbie is of the opinion that, as at the date hereof, the consideration offered under the Going Private Transaction is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

"Crosbie & Company Inc."

Crosbie & Company Inc.

APPENDIX D
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT UNDER THE *CANADA BUSINESS CORPORATIONS ACT*

The procedure to be followed by a shareholder who intends to dissent from the special resolution approving the going private transaction of the Corporation (the "**Going Private Transaction**"), including the amalgamation under the *Canada Business Corporations Act* (the "**Amalgamation**") described in the accompanying Circular and who wishes to require Cunningham Lindsey Group Inc. (the "**Corporation**") to acquire his or her shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted, is set out in Section 190 of the *Canada Business Corporations Act* (the "**CBCA**").

Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under Section 190 in respect of shares which are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("**CDS**")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of Section 190 of the CBCA must send to the Corporation a written objection to the special resolution (the "**Notice of Dissent**") at or before the time fixed for the shareholders' meeting at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the special resolution but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under Section 190 of the CBCA.

Within 10 days after the adoption of the special resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the special resolution or withdrawn his or her objection (a "**Dissenting Shareholder**") that the special resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the special resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the special resolution has been adopted, send to the Corporation a written notice (the "**Demand for Payment**") containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his or her Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his or her share certificates within the required time, he or she has no right to make a claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay (the "**Offer to Pay**"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the special resolution relating to the Going Private Transaction, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice of Ontario (the "**court**") for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. All Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court.

The above is only a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

APPENDIX E
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent. — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

c) amalgamate otherwise than under section 184;

d) be continued under section 188;

e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

f) carry out a going-private transaction or a squeeze-out transaction.

(2) **Further right.** — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares.** — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares.** — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent.** — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection.** — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution.** — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment.** — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) **Share certificate.** — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture.** — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim

under this section.

(10) **Endorsing certificate.** — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights.** — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay.** — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms.** — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment.** — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Corporation may apply to court.** — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court.** — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue.** — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs.** — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties.** — On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of court.** — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers.** — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order.** — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) **Interest.** — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection (26) applies.** — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection (26) applies.** — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation.** — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

END